Yielding results Annual Report 2004

Corporate profile

Agrium Inc. is a leading global supplier of agricultural nutrients, industrial products and farm retail products and services in both North and South America. Our Retail operations provide nutrients and other crop inputs and services directly to growers in the U.S. and South America. Our North America Wholesale operations produced and marketed over eight million product tonnes of the three major crop nutrients in 2004, primarily from its 13 production facilities. We also produce and market micronutrients and new product offerings such as our controlled release urea product ESN®. Our South America Wholesale operation is comprised of a large, jointly-owned nitrogen facility located in Argentina, marketing primarily to Argentina and neighboring countries. Agrium’s strategy is to grow through incremental expansion of its existing operations, value-added acquisitions and the development, commercialization and marketing of new products and services.

Table of contents

02	Letters to shareholders
02	Mr. Frank Proto, Board Chair
04	Mr. Mike Wilson, President & CEO
08	Strategic actions yield results
10	Nutrients for life
11	Connecting to the customer
12	From earth & air
14	Yielding results
14	For our employees
15	For our communities
16	For environment, health & safety
18	For shareholders through good governance
21	10-year financial highlights
Management’s discussion & analysis of operations & financial condition
23	Overview of 2004
24	Our business
24	Our vision and strategy
25	Our industry

27	Our operations, products and services
33	Our key business sensitivities
37	Our business segment performance
42	Our consolidated performance
49	Our accounting policies
51	Forward-looking statements
52	Our outlook
54	Business risks
Financial statements and notes
57	Management’s report to shareholders
57	Auditors’ report
58	Financial statements and notes
Corporate and shareholder information
88	Director biographies
90	Board committees
92	Subsidiaries & Officers
IBC	Corporate & Shareholder Information

All amounts are in U.S. dollars unless otherwise stated.

Agrium’s products

& services yield results

Agrium delivered strong results in 2004 while helping to
contribute to our customers’ success.

This past year was an excellent year for Agrium. Our results were supported by strong agricultural markets in our key regions. Our U.S. based retail operations delivered its eighth consecutive year of record EBIT** and EBITDA** and helped contribute to the success of U.S. growers who earned record farm income in 2004. Our South America based retail operations delivered solid returns with the average EBITDA-to-net sales ratio, similar to that of our U.S. based retail operations.

Agrium’s wholesale operations benefited from a tight world nutrient supply and demand balance. This was supported by above average growth in global nutrient demand, estimated to have increased by 3 percent to 3.5 percent in 2004. We also made significant achievements in the area of operating performance, took steps to grow our new product lines and demonstrated improvements in most of our environmental health and safety measures. As a result of these actions and developments, Agrium is well positioned to take advantage of the opportunities we believe will be available in 2005 and beyond.

Highlights for 2004

■	Achieved one of our highest earnings in our 12-year history
■	Earned EBIT** of $381-million, excluding Special Items*
■	Generated cash flow from operations of $449-million
■	Increased 2004 ending cash position of $425-million
■	Reduced debt-to-debt plus equity ratio from 47 percent in 2003 to 35 percent in 2004
■	Increased Retail EBITDA** to $99-million, up $14-million over last year
■	Increased margins for all our major wholesale products in 2004
■	Converted $50-million in preferred securities to common shares in early 2004
■	Standard & Poor’s Ratings Services revised the outlook on Agrium to stable from negative in early 2004
■	Received approval for gypsum storage area expansion at our Redwater phosphate facility
■	Resolved Kenai dispute resulting in over $150-million in benefits to Agrium, facility expected to close in late 2005

Early 2005

■	Redeemed $175-million in preferred securities for cash
■	Acquired 18 new retail outlets in South America
■	Agrium takes steps to expand marketing and capacity of our ESN® controlled release nitrogen product
■	Moody’s Investors Service revised the outlook on Agrium to stable from negative

*	Special Items refer to Kenai-related items, specifically the Arbitration Panel award and litigation settlement.
**	EBIT: earnings before interest expense and income taxes.
**	EBITDA: earnings before interest expense, income taxes, depreciation, amortization and asset impairment.

Refer to the Management’s Discussion & Analysis (MD&A) and the Financial Statements and notes for complete disclosures.

ANNUAL AVERAGE MARGINS by Nutrient (DOLLARS PER TONNE) NITROGEN PHOSPHATE POTASH SOURCE: AGRIUM REPORTS

Agrium’s products & services  2004 ANNUAL REPORT  1

Letter from the

Board Chair

Agrium achieved solid results and accomplished a number of key goals in 2004. The markets for our key products and services were strong and that factor, combined with good operational and marketing performance, contributed to our financial success this year. In fact, Agrium achieved one of our highest earnings in our 12-year history.

Agrium is committed to corporate governance practices of the highest standards and integrity, and we continue to be vigilant and develop our corporate governance practices to ensure that we meet or exceed the requirements and recommendations of regulatory authorities, shareholders and interested stakeholders. A key responsibility of the Board of Directors is to ensure good corporate governance of your Company.

Agrium was once again recognized both in Canada and the U.S. for its strong corporate governance practices. We received the highest possible Board Shareholder Confidence Index rating of AAA+ in 2004 from the University of Toronto’s Joseph L. Rotman School of Management, and we were ranked 11th out of 218 companies on the S&P/TSX Composite Index in a study conducted by the Globe & Mail – Report on Business. We were also ranked in 2004 as having outperformed 99.5 percent of the companies on the S&P/TSX Composite Index according to the Corporate Governance Quotient rating system developed by Institutional Shareholder Services (ISS). This system was developed to assist institutional investors in evaluating the quality of corporate boards.

In addition, we were pleased to learn that we received the highest possible rating of 10 by GovernanceMetrics International (GMI). GMI is an independent New York based corporate governance research and ratings agency. Agrium was one of only 26 companies in the world to receive this rating, out of the approximately 2600 corporations ranked globally. GMI notes that when measured across a number of variables over a multi-year period, good corporate governance practices show a positive correlation with shareholder returns. Agrium has always believed that there is a linkage between good governance and long term shareholder returns.

Agrium strongly supports the corporate governance reforms and initiatives that have recently been taking place in Canada and the U.S., and is prepared to embrace new standards that will enhance our reputation and standing in the capital markets.

One of the principal governance responsibilities of a Board is to ensure that your Company has a well laid out, clear and easily communicated strategy. Strategies are based on a series of assumptions about the industry we operate in and the future outlook for that industry. Agrium’s Board reviews our strategy every year and approves a strategic plan. The assumptions upon which it is based are reviewed and questioned. If base assumptions change, the plan is adjusted accordingly. All operating, capital and expansion initiatives developed by management must support and have a clear “line of sight” to the strategic plan.

Agrium’s strategy is straightforward. It is underpinned by the premise that, as world population continues to increase and become wealthier, the demand for more and higher quality

2  2004 ANNUAL REPORT  Letter from the Board Chair

food will continue to grow. Proper and efficient use of fertilizers, crop protection products and sound agricultural practices are critical to supplying this increase in demand for food. Agrium sees a strong and growing demand for agricultural inputs for many decades. The essence of our strategy is to ensure that Agrium is positioned to adapt to, and supply the needs of, the agricultural marketplace.

Your Company is, and will continue to be, a leader in adapting to the changing environment in order to ensure that we grow profitably and earn a superior return on our shareholders’ investment.

From our inception, Agrium pursued a strategy to become a global supplier of nutrients and agricultural products and services. From your Board of Directors’ perspective, it is encouraging to see the key elements of our strategy come to fruition over our history. We have transformed from a primarily regional nitrogen fertilizer manufacturer, into the global supplier of agricultural inputs and services that was envisioned some years ago. We service our markets in many ways and have moved from being a “production driven” company to a “market driven” company.

Over the past number of years we have systematically made investments to diversify our sources of income, lower costs, and expand the ways we provide products and services to our markets. For example, Agrium is no longer dependent on high priced offshore-sourced phosphate rock. We bought existing phosphate operations in the U.S. and developed our own new mine in Canada, lowering the cost of our phosphate rock significantly. Our move into retail has been a successful part of our strategy implementation. Retail accounted for about 40 percent of net sales and 35 percent of gross profit in 2004. We will continue to expand our retail presence in the rapidly growing and changing agriculture business.

Unfortunately, not all of our investments have materialized as planned. While the issues surrounding the Kenai fertilizer asset purchase were ultimately resolved through an arbitration award and a subsequent out-of-court agreement, it was disappointing that the favorably priced gas supplies we believed were committed to this project did not materialize. It is worth noting that in the five years we owned this operation the financial loss on the facility was relatively small on an undiscounted basis, partly due to our success this year in achieving over $150-million in arbitration and out of court settlements.

However, the real disappointment in this acquisition was that a key diversification tactic failed.

During 2004, three long serving Directors, Grant W. (Woody) McLaren, John Van Brunt and T. Don Stacy retired from the Board. Their advice and guidance was invaluable and they will be missed. On behalf of the Board and employees, I would like to thank them for their dedication and hard work.

The retirements of these Directors afforded the opportunity to review and enhance our Board Succession Process and Director Recruiting Program. We are extremely pleased in the result with Mr. Russell Horner and Ms. Germaine Gibara having agreed to join our Board. Ms. Gibara has extensive experience in marketing and commodity businesses and considerable financial and international expertise. Mr. Horner, the CEO of Norske Skog Canada Limited, brings extensive operational, international and financial credentials as well as the experience of being a current CEO of another publicly traded corporation. Our two new Directors have been through an extensive company orientation program and I know they will add valuable experience to our Board.

On behalf of the Board, I would like to thank Management and all of our employees for their dedication in making 2004 a good year and look forward to an exciting and successful 2005.

FRANK W. PROTO
Board Chair
February 9, 2005

Letter from the Board Chair  2004 ANNUAL REPORT  3

Letter from the

President & CEO

This is the first full year that I have been President & Chief Executive Officer of your Company. I would like to say off the start that it has been a rewarding year for myself and I would like to take this opportunity to thank Agrium’s employees, shareholders and Board members for the guidance and advice they have provided me over the past year.

It was also a rewarding year for Agrium from an earnings perspective. I am pleased to report that our expectation for a strong 2004 highlighted in our 2003 Annual Report was accurate. Agrium’s total sales in 2004 reached $3-billion for the first time, and earnings were among the strongest in our 12-year history.

Through our focus on operational and marketing excellence, we were able to take full advantage of strong markets to increase overall production and sales volumes in 2004. As a result of these actions and developments, we continued to deliver on a key goal of improving our balance sheet in 2004. We lowered our debt-to-debt plus equity ratio by 12 percentage points to 35 percent in 2004, generated $449-million in operating cash flow and ended the year with $425-million in cash. Additionally, we redeemed our outstanding $175-million in preferred securities in February of 2005 with cash, which will result in lower securities charges on a go forward basis and less dilution in our earnings per share.

Our strong results were only partly reflected in an improvement in our share price. Agrium’s share price on the New York Stock Exchange (NYSE) was only two percent higher at the end of 2004, compared to the start of the year. However, over the course of the year, Agrium’s share price averaged over $15.00 per share in 2004, compared to the average of $12.21 in 2003.

Yielding Results in 2004

Our improved results were supported by higher margins for all our main products and yet another excellent year by our Retail division. The highlights included:

■	Our Retail operations achieved $99-million in EBITDA in 2004, a $14-million increase over last year;

■	Nitrogen markets were strong, resulting in our average margins increasing by 24 percent to $72 per tonne in 2004;

■	Potash markets and margins enjoyed a resurgence not seen since before the collapse of the Former Soviet Union;

■
Our phosphate business delivered solid margins of $60 per tonne due to our regional competitive advantages. These margins are significantly higher than last year and the average for most U.S. phosphate producers in 2004.

Both nitrogen and potash prices rose substantially in 2004. The strength of the nitrogen market in 2004 was illustrated by significantly improved returns for all nitrogen producers, even with the higher energy costs in the U.S. and elsewhere around the world. The strong nitrogen market continued even after three new world scale nitrogen facilities came on stream early in the second half of 2004. Potash prices rose by more than 40 percent during the course of the year, illustrating the extremely tight conditions for this nutrient. Phosphate prices also rose substantially, however for many other phosphate producers the benefit of the strong phosphate price was largely offset by higher ammonia and sulphur input costs.

While our returns were strong, a number of our key markets experienced some major weather problems that resulted in lower than expected sales. Western Canadian sales volumes in particular were lower than expected in 2004 due to major weather problems both in the spring and fall. Fall ammonia application across most of North America was well below normal due to excessive moisture and the resulting late

4  2004 ANNUAL REPORT  Letter from the President & CEO

harvest. This bodes well for a strong 2005 spring season, as farmers will have to catch up on their fertilizer application at that time. The point here is that we delivered strong results this year, even with lower than anticipated volumes in some of our key sales regions.

Our operations delivered excellent results in terms of operating rates in 2004. The Profertil facility continued to perform exceptionally running above design capacity in 2004. We also achieved record production levels at our Vanscoy, Saskatchewan potash facility this year. This was particularly positive given the large increase in potash margins experienced in 2004. Production records were also achieved at our Redwater, Alberta phosphate and sulphate operation.

We altered the organizational structure of our South American retail operations in late 2003, so that these operations report directly to our Senior Vice President, Retail in the U.S.. The ratio of EBITDA-to-net sales for our South America based retail operations increased to the point where it was in line with our U.S. retail operations in 2004.

Continuing to Build on the Base

One of Agrium’s key strategies is a continuous drive towards optimizing our base business. Cost control is a central component of that strategy. We are constantly looking for ways to improve efficiency, reduce costs and maximize margins on our existing products and services.

As part of this process we completed a cost efficiency review of four of our production facilities in 2004 and identified over $7-million in cost savings, targeted for reduction over the next couple of years. Partly as a result of these actions we were able to again keep our controllable costs at levels very similar to last year, after accounting for the impact of the higher Canadian dollar in 2004.

We also had an independent benchmark cost review completed for a number of our corporate areas in 2004. The results clearly showed that Agrium’s overall costs for these areas were below both the normalized median and “world-class” participants in the benchmark group.

Agrium strives to build on our strong base through incremental expansion opportunities at our existing facilities. However, all projects including incremental expansions, greenfield projects and all potential acquisitions, must be aligned with our Corporate strategy and meet our clearly defined investment hurdle rates.

We are currently looking at a few possible expansions at our existing facilities. One is a possible expansion at our potash mine in Saskatchewan, although we are still in discussion with the provincial government concerning the high tax rate on new potash production and reviewing engineering on this project. A decision on this project is expected before mid-2005. Agrium is evaluating a possible expansion of urea capacity at the Profertil facility. We are also proceeding with detailed engineering on our proposed expansion of our coating capacity for our innovative controlled release urea product ESN® at our Carseland, Alberta facility based on excellent test results with customers, primarily located in the U.S. Cornbelt.

Kenai Facility: Contributions and Closure

Despite our strong returns in 2004, the number one question that we were asked by shareholders, the media and analysts was the future of our Kenai, Alaska nitrogen facility. The market dislikes uncertainty, and unfortunately this acquisition has been a major source of uncertainty for the Company. This situation has been difficult for our shareholders and employees, particularly the dedicated employees at our Alaskan facility itself.

This facility was acquired in 2000, along with various other fertilizer assets in the Western U.S.. We took a $235-million write-down on the plant in December of 2003, given the negative outlook on long-term gas availability. The facility is expected to close in November 2005, barring a significant gas find in the Cook Inlet that would deliver gas to this facility. The facility is expected to generate strong earnings in 2005, as this will be the first year there should be no related Earn-out or legal costs. These costs were one of the major reasons the facility made no significant contribution to earnings in either 2003 or 2004.

While the investment did not deliver the anticipated returns, it has brought a number of benefits to the organization, not the least of which is considerable experience and insight into the international nitrogen market. Other benefits include expansion of our product and geographic base, including UAN in California and the Pacific Northwest. Through the Arbitration

Letter from the President & CEO  2004 ANNUAL REPORT  5

Panel ruling and subsequent negotiations, Agrium was also able to achieve over $150-million in financial benefits in 2004. Partly as a result of this success, the financial loss on this facility is expected to be relatively small on an undiscounted basis since acquisition.

Looking toward 2005 with Renewed Energy

Agrium enters 2005 with renewed energy. We believe the fundamentals are in place to allow Agrium to continue to deliver strong returns in 2005. We anticipate nutrient demand will continue to grow at respectable rates allowing for a continuation of the current tight supply/demand situation for nitrogen and potash, despite weaker crop prices compared to the first part of last year. The world phosphate market is due for some improvement after many years in the trough. Weather problems in the fall of 2004 in most of North America and strong U.S. farm incomes should result in strong nutrient demand in the spring of 2005. The huge nutrient uptake resulting from all time record high yields in the U.S. in 2004 will need to be replaced to continue optimal economic production.

Continued Focus on Strategic Growth

Agrium’s key vision and strategies remain a sound roadmap for our future, with growth remaining a central theme in the strategy. Agrium will continue to evaluate the option of buying back shares on a go forward basis. However, our first preference remains value-added growth for the Company. We continue to pursue a number of options, but remain committed to the overarching principle of maintaining discipline and rigor in the way we value potential projects. Internal reviews of opportunities are more rigorous and reviewed by a broader evaluation team than in the past. We have demonstrated over the past few years that we will not pursue growth for growth’s sake, but that the opportunity must provide the proper strategic fit, with the right synergies and at the right price.

Our goal is to continue to build on the stable component of our business, while further adding to our strong leverage to the more cyclical components of our business. Since 2001, the earnings contribution from the more stable components of our business has doubled. My vision is that our earnings and sales overall will grow significantly again over the next three years.

I have also stated repeatedly that we are interested in additional investment opportunities to expand our North American distribution capabilities. This could entail retail facilities, import terminals, innovative strategic alliances and additional storage and pipeline access.

We continue to actively look at a number of acquisitions within North America and around the world. Our Retail business is a major contributor to our base of stable earnings. We recently announced a small acquisition in South America. The addition of 18 retail facilities in Argentina, Chile and Bolivia with a combined 2004 sales figure of $31-million will further broaden our South American customer base, and improve the profitability of our South American based operations.

We remain interested in expanding our retail operations in North America as well. I am occasionally asked why we are interested in expanding our retail operations given many analysts’ focus on our Wholesale operations. The answer I give consistently is that Agrium has an excellent record in delivering results in Retail. The bottom line is that we continue to believe there are solid rewards for Agrium’s shareholders with the right acquisition and by bringing our strong Retail business model to other facilities. We believe such an investment would provide us with the opportunity to add productive capacity that would provide good returns through the cycle.

Agrium is also active in looking at building or buying a nitrogen facility in Egypt. Egypt offers a number of advantages including: long-term low cost gas potential, lower risk than many Middle Eastern countries, a large well-educated labour pool and a location to cost effectively ship into both the Atlantic and Pacific. It is also one of the few countries in this region where a publicly traded company such as Agrium can own a controlling interest in a project.

Environment, Health and Safety
Remain a Top Priority

Agrium has always stressed its commitment to environmental, health and safety performance and continues to emphasize this with its approximate 5,000 employees. We measure and benchmark ourselves on a regular basis to support our efforts of continuous improvement in this important area. Some of the key measures that showed improvement in 2004 were Total Reportable Injury and Illness (TRI), Lost Time Incident Index and Environment Incidents.

Agrium released our first Sustainability Report in 2004 as we continue to strive to improve our communication with key stakeholders. The report is available on the Company’s website and highlights our continued commitment to listening and responding to all stakeholders. We view the communities in which we work as our partners and we work hard to maintain this partnership.

6  2004 ANNUAL REPORT  Letter from the President & CEO

Employees Provide the Ingredients For Growth

While October 1st, 2004 marked my first anniversary as the CEO, I have been with Agrium for four years now. I would like to say that in my 30 years experience working for a variety of companies, including Dow and Methanex, I can honestly say I have never seen a more dedicated group of employees than at Agrium.

As I look back over the past year, a few key highlights come to mind. First, Agrium’s employees diligence and focus on continuing to optimize our base business, adopt best practices and embrace change. Our excellent results were achieved in large part due to the diligence and teamwork displayed by all of the business owners, and they were able to achieve this even under less than ideal conditions in some of our key markets. I also want to thank them for the way they delivered on a number of additional key projects during the year, such as the review and formal documentation of our internal controls over financial reporting, as part of the requirements under the Sarbanes-Oxley Act.

Agrium commissioned an employee survey in 2004 by an independent research firm, as a follow up to a similar survey commissioned in 2003. The results were very positive as virtually all areas showed above average results compared to what is typically seen in other organizations and virtually all areas also showed improvements since 2003. This is encouraging considering our focus on cost control and the continued uncertainties at the Kenai facility.

I would like to thank Rob Rennie for his 20 years of commitment and contributions to Agrium and its predecessor companies. Rob was most recently Vice President, Corporate Affairs and South America Wholesale prior to electing to take early retirement in 2005.

I would also like to take this opportunity to welcome Ron Wilkinson as our new Senior Vice President, Wholesale. Ron has been with Agrium or its predecessor companies for 28 years and is known for his broad operating experience, both globally and in North America, and his dedication to continuous improvement, best practices and strong leadership skills. In his new role, Ron is responsible for all aspects of Wholesale both in North America and internationally.

In conjunction with this move, John Yokley, who was formerly Senior Vice President, Marketing & Distribution, will continue as a Senior Vice President. John will focus on future business growth opportunities and other key initiatives where we can best use his excellent expertise and knowledge of not only Agrium, but also of our entire industry.

Our primary goal is to yield results for our investors and customers alike, while maintaining a positive work environment for our employees. We believe 2005 will be a time for positive change at Agrium, and we expect to be able to deliver on that goal through following our strategy and growing the business in a manner that maximizes growth in shareholder value.

Thank you for taking the time to read this letter, and I encourage you to read the entire report to get to know Agrium better.

MICHAEL WILSON
President & Chief Executive Officer
February 9, 2005

Letter from the President & CEO  2004 ANNUAL REPORT  7

Strategic actions

yield results

Our vision is to become:

“A top tier global corporation providing diversified agricultural and industrial products and services in a manner that maximizes growth in shareholder value.”

We track our progress in achieving our vision on an annual basis with hard measures throughout the organization that are aligned to our strategy. The following table summarizes some of the actions and results achieved in 2004 from these measures or performance indicators.

Continually improve our base business competitiveness

Best practices... best people... best economic technology... focus on the customer... incremental growth... control costs...

We are focused on continuously improving customer relationships and improving our performance. As part of this process, we constantly look for new ways to reduce costs throughout the business cycle. We don’t wait until we are forced to, it’s just part of our on-going processes.

In 2004 we:
■
Achieved our eighth straight year of record results from our U.S. based retail operations. Our retail asset base is similar to our major competitors; our source of competitive advantage is our business model and our people.

■	Increased production by 15 percent in 2004 compared to 2003 at our North American based nitrogen facilities (excluding Kenai).
■	Increased availability (on-stream time excluding externally caused downtime) by two percent on average across all product lines.

■
Completed an independent benchmarking study to review our practices and relative costs of our corporate offices. The study found that our “costs are well below the normalized median and World Class participants”.

■	Implemented a Customer Relationship Management system (CRM) to help us better serve our customers.
■	Reduced our exposure to gas price volatility and risk through a gas hedging program.
■	Produced a record 585,000 tonnes of urea at our Profertil nitrogen facility.
■	Improved ore recoveries at our potash mine by 0.5 percent.
■	Completed cost reviews at four production facilities, identifying over $7-million in savings targeted for reduction over the next couple of years.

Maintain a disciplined investment approach

Strong balance sheet... liquidity... strict investment criteria... appropriate financial vehicles...

We value the funds our shareholders entrust us with. Our objective is to use the funds to grow the Company by investing in assets and capital projects that will provide a superior return to our shareholders. If the project doesn’t meet or exceed our hurdle rate of at least 10 percent after tax, we won’t pursue it. This rate is adjusted upwards for various risks such as country, technical, and/or market risks.

In 2004 we:
■	Reduced our debt-to-debt plus equity ratio from 47 percent in 2003 to 35 percent at the end of 2004.
■	Managed our capital spend below target levels.
■	Renegotiated our line of credit to increase our available credit on more favorable terms.
■	Mitigated exposure to foreign exchange risk through our foreign exchange hedging activities.

8 2004 ANNUAL REPORT Strategic actions

Build on our high performance culture

     Values, accountability, commitment... reward achievement... challenging work environment...

We continue our commitment to build a high performance organization through the implementation of our three-year Human Resources (HR) strategy. Key to the success of the HR strategy is the enhancement and implementation of significant HR programs, plans and services that are aligned and support Agrium’s business strategies.

In 2004 we:
■	Improved our Environment, Health & Safety performance on six out of seven key measurement areas. Overall, 2004 performance on these measures improved by an average of 18 percent over 2003.
■	Introduced new annual incentive and performance management programs that focus employees on the results necessary to drive the performance of the business.

■
Implemented the Performance Share Unit (PSU) Plan. The number of PSUs granted to key executives is based on Agrium’s share performance over a three-year period relative to a peer group of North American chemical and fertilizer companies.

■	Implemented new succession and career management processes to ensure we have the talent to meet future growth requirements.
■	Developed and piloted leadership development programs.
■	Surveyed our employees for the second time. Their perception of Agrium increased in six out of eight categories and remained consistently positive in the other two.

Grow to an industry leadership position

     Grow core businesses... invest in distribution... expand into new products and markets... strategic partnerships

Growth is what we’re all about, but we are intent on growing in a smart way. We are constantly searching for opportunities where we can add unique value such as retail, distribution and new products.

In 2004 we:
■	Successfully launched ESN®, a customer-focused product, into our target Cornbelt market where demand exceeded supply.
■	Received a grant from the Government of Canada’s Environmental Technology Assessment for Agriculture program for research on controlled release phosphate and urea.

■
Evaluated a number of high potential capital projects including acquisition targets; greenfield nitrogen opportunities in Australia and Egypt; debottlenecking of our potash and Profertil operations; and expanding ESN® production to meet the growing demand.

■
Reviewed 13 projects through the Gate Process*. At year-end, three of these were proceeding from Gate One to Gate Two; three were proceeding to the final Third Gate; and five passed Gate Three. Two projects did not meet the requirements of the Gate Committee.

*The Gate Process

Agrium’s Gate Process provides a systematic, cross-functional review of all potential investment opportunities for the Company. The process ensures opportunities have the correct strategic fit and are evaluated on a consistent basis. This enables us to focus only on high potential projects. Each project must pass through three ‘gates’, each with increasingly stringent information requirements and decision criteria:

Gate One Assess for strategic fit, high-level review of economic factors, risks and potential returns. GateTwo Address any remaining strategic issues raised at Gate One, detailed estimates for factors that impact return potential such as economic, market, and competitive factors, assess all associated risk factors. GateThree This is the final step in the process. Goal is to ensure the decision criteria have been met throughout the process and the Gatekeepers have fully evaluated all key factors.

Strategic actions 2004 ANNUAL REPORT 9

Nutrients for life

Food for your table

When we sit down to eat dinner with our families, we may not consider what has gone into ensuring we have ample high quality food available for consumption. Producing enough food to feed the world is still an important challenge. Each year the world’s population grows by more than an estimated 70 million people. More people are demanding better quality, higher protein diets, particularly as standards of living improve in developing nations. As a result, the demand for grain and oilseeds to feed livestock continues to grow each year. World corn demand has grown by over 140 million tonnes or 26 percent in the last ten years alone. Crop nutrients are a major contributor to increased crop yields. Without fertilizers, there would be at least 30 percent less food in North America and at least 75 percent less food in developing countries. Even with the contribution that fertilizers make to food production, the world is challenged to produce enough food to meet demand. Global demand for fertilizers has historically grown by about two percent annually. Our products and services are a key component in helping to meet the challenge of providing nutritious food at reasonable prices.

Healthy plants
produce healthy food

In the same way that it is important for people to eat a well-balanced diet, plants also require a balance of nutrients. The three primary plant nutrients are nitrogen (N), phosphate (P), and potassium (K). Plants also require sulphur, and micronutrients such as manganese, zinc and iron.

Nitrogen is a major component of chlorophyll and helps boost crop yields and protein levels. Phosphate helps plants use water efficiently and aids in photosynthesis. Potassium helps plants grow strong stalks and fight stress and disease. As a rule, higher crop yields take more nutrients out of the soil and create a need to replace nutrients at a higher rate. Different soils begin with varying quantities of nutrients and depending on the crop, the soil, and the climate, soils will have different replacement needs.

Fertilizers are labeled by indicating the percentage content of each of the three nutrients: N-P-K. Nitrogen is the most important nutrient from a total use perspective. The nutrient mix for global use is 60-20-20. This is similar to Agrium’s sales mix of 70-10-20.

2004 ESTIMATED GLOBAL NUTRIENT CONSUMPTION MILLION NUTRIENT Source: IFA Suppl /Demand y alance

10 2004 ANNUAL REPORT Nutrients for life

Connecting to

the customer

Growing farmer potential

Agricultural retail outlets provide the products and services that help farmers optimize their yields and maximize their returns. Growers rely on retail operations to provide the necessary products and services, as direct purchasing of bulk nutrients is not practical for most growers.

Over the past few years, we have seen a trend towards consolidation at both the farm and retail level, and we expect this trend will continue. There are estimated to be over 8,000 agricultural retail outlets in the U.S. The increasing complexity of technology and agronomic services, as well as increased regulations pertaining to security and environmental issues, are expected to favor consolidation to larger retail operations. Revenues from our Retail operations exceeded $1.1-billion in 2004, and our U.S. based retail operations achieved their eighth straight year of record EBIT and EBITDA. Our U.S. operations consist of over 200 farm centres, and is one of the largest independent retail agricultural chains in the U.S. We recently announced the addition of 18 more farm centres in Argentina, Chile and Bolivia, bringing the total farm centres in South America to 39.

Our wholesale customers

Agricultural wholesale customers in both North America and Argentina comprised the majority of our sales revenue in 2004. North America is an important agricultural producing region, and represents an estimated 18 percent of global fertilizer demand. Argentina currently represents less than one percent of global demand but its demand for fertilizers is growing. By the year 2010, Argentina’s requirements for nitrogen are expected to grow by 33 percent.

Additionally, we have a significant industrial sales business. Industrial sales provide us with a level of stability, both throughout the calendar year and throughout the agricultural cycle. Approximately 25 percent of our nitrogen sales in North America are to industrial customers. Approximately 40 percent of these sales are made on a cost plus margin basis which help ensure returns throughout the cycle.

We market both nitrogen and potash internationally. We market our offshore export potash through Canpotex Limited, a company jointly owned with two other Saskatchewan potash producers. International nitrogen sales are primarily made from our Kenai, Alaska facility and our Profertil facility in Argentina, which exports product to neighboring countries in South America.

Distribution advantages

Given the geographic diversity of the customer base, and the short time frame growers have to apply fertilizer to crops, distribution is a critical component of our operations. Our in-market presence, and strong distribution capabilities give us a distinct advantage in this area.

Our wholesale operations distribute over 13 million tonnes of fertilizer per year by truck, rail, barge, vessel and pipeline. We work with our transportation and distribution partners to do this in a safe, efficient and cost-effective manner. We use an extensive network of over 110 storage facilities to enable us to deliver product to our customers when they need it.

However, our largest distribution advantage is being situated in key markets, close to our customers, where we avoid significant distribution costs. We are also able to provide our customers with superior service as a result of the reduced transit times due to our proximity.

Connecting to the customer 2004 ANNUAL REPORT 11

From earth & air

Our wholesale operations produce the majority of product that we market to our customers. We have 14 production facilities in North America and Argentina that produce high quality products in a safe and responsible manner. We are constantly challenging ourselves to improve the efficiency and cost-effectiveness of our production facilities and have been successful.

The following table provides a snapshot of our capacity, production and sales for the three major nutrients. It also highlights our key competitive advantages and high-level strategies for these products. These advantages and strategies are further elaborated on in the management’s discussion and analysis section of this annual report.

	2004 Wholesale Capacity, Production & Sales
	(000’s tonnes)

	Nitrogen Volumes*			Phosphate Volumes			Potash Volumes
	Capacity	Production	Sales	Capacity	Production	Sales	Capacity	Production	Sales

International**	2,325	1,787	1,881	-	-	-	-	-	730

North America
Canada	3,775	3,207	1,616	680	676	696	1,790	1,698	129

U.S.	1,392	984	2,276	644	506	485	–	–	937

Total	7,492	5,978	5,773	1,324	1,182	1,181	1,790	1,698	1,796

Competitive Advantages	Proximity to key markets Low-cost Argentine gas			Proximity to key markets Low-cost sulphur			Low-cost mine

	Lower cost Alberta gas (AECO advantage)			Integrated mining and production

	Efficient production facilities

Strategy	Explore international greenfield opportunities			Continuous margin improvement			Incrementally expand with market growth

	Expand North America distribution capabilities

*	Nitrogen includes sulphate and other
**	Includes Kenai, Alaska nitrogen facility and our share of Profertil

The fertilizer products we manufacture make plant nutrients available in a form that can be used by crops and that can be efficiently transported and applied. The following page provides an overview of the production processes for our major products.

12 2004 ANNUAL REPORT From earth & air

Nitrogen (N)	Phosphate (P)	Potassium (K)
Nitrogen fertilizer production uses nitrogen from the atmosphere as its source. Air is approximately 78 percent nitrogen, however, with the exception of legumes, such as soybeans, most plants cannot use the nitrogen in the atmosphere efficiently. As a result, hydrogen derived from natural gas is added to create the molecule NH3, or ammonia. Ammonia is the basic building block of the rest of the nitrogen product family, and at 82 percent nitrogen is the most concentrated form of nitrogen commercially available. However, ammonia is a gas at room temperature and as a result, can be challenging to transport and handle. While direct ammonia application to the soil is still common in North America, the large majority of growers globally use upgraded nitrogen products such as urea, ammonium nitrate (AN) and nitrogen solutions.

Urea is made by combining ammonia with carbon dioxide to produce small white granules. Other nitrogen products include urea ammonium nitrate (UAN) and ammonium nitrate.

Phosphate products are also available in both liquid and dry form that can then be blended with the corresponding nitrogen and potassium products prior to application. The base raw material for phosphate production is phosphate rock, a soft ore that is mined in deposits that are normally close to the surface. The phosphate rock is then reacted with sulphuric acid to produce phosphoric acid, and ultimately with ammonia to form monoammonium phosphate (MAP), a granular product. Agrium is researching the development of controlled release phosphate to better match phosphate application with plant up-take.

Potassium is delivered to the plant in the form of potash or potassium chloride. Most potash produced in the world is mined from deep ore deposits formed from ancient seabeds. The ore is then milled such that the size of the product is similar to that of the other granular products and can therefore be more easily blended.

Agrium has the products and services to meet the needs of the world’s growers, yielding results for both our customers and shareholders.

Smart Nitrogen
ESN® is our patented process controlled release nitrogen product. ESN® helps maximize the genetic potential of today’s crops by releasing the nitrogen as the plant requires it for season long feeding. ESN® can be applied anytime from late fall through to spring, alleviating some of the challenges of applying nitrogen in a tight application window. This also saves growers time and money by reducing additional passes across the field. With this new product, we have taken a leadership position in the controlled release nitrogen market for commodity agriculture.

H2O CH4 78% N WATER NATURAL GAS AIR AMMONIA 82-0-0 NH3 ESN UREA NITRATE UAN Solution

From earth & air 2004 ANNUAL REPORT 13

Yielding results

for our employees

People, performance, results

We have a committed, engaged global workforce that strives for excellence. Our Human Resource processes and practices enable employees to reach their potential while at the same time motivating them to achieve the performance levels and results required of a high performing organization. In 2004, a number of initiatives and process enhancements were undertaken to systematically integrate best practices into our HR strategies, and continue to leverage technology to deliver efficiency and effectiveness. The effectiveness of these initiatives was tested with employees through the 2004 “Voice of the Employee” survey. The results confirm that we are improving in our efforts to do the right things to enable our employees to achieve the required business results. Our work environment is designed to allow our employees to participate, share, strive and excel.

Our survey response rate of 85 percent is a key indicator of employee engagement and commitment to the company. According to the survey, an overwhelming number of employees are proud to work for Agrium, share their pride with others and feel they have a stake in the Company’s success.

We believe the foundation for such commitment starts with our Formula for Success:

■	Results Orientation
■	Ownership Mindset
■	Integrity
■	Capacity for Change
■	Inspired Leadership

These values guide us in our day-to-day interactions, priorities and decision-making.

Employees continue to have a strong relationship with senior management and hold them in high regard. An overwhelming majority of employees indicate that the senior management is open, approachable and is effectively managing the company. This belief and trust in the leadership translates into a workforce that has a high level of commitment and satisfaction and is motivated to meet the challenges of a global company.

14 2004 ANNUAL REPORT Yielding results

Yielding results

for our communities

Building
community partnerships

Agrium’s strong community partnerships are built on open communication, participation in established community engagement programs and investment in organizations that provide a better future for the individuals within the communities.

Community engagement

Our commitment to nurturing communities is evident at all of our production facilities. A community outreach program is developed specifically for each community to meet its needs. Stakeholders are engaged in a number of ways, including print, public meetings, the web, and community advisory group meetings. With these forums for open dialogue, we help protect and steward stakeholder interest.

Agrium’s Community Advisory Panels (CAP) were established as a communications venue for our local residents, community leaders and other community stakeholders. The CAPs at our Redwater and Fort Saskatchewan, Alberta facilities not only allow us to make decisions that consider community needs but may also serve to advise the Company on community related issues, ultimately allowing us to enhance our community relationship.

Community investment

The strength of Agrium’s community investment approach is found in its commitment to partnering with organizations impacting our four investment areas we believe enrich communities and encourage personal growth: civic, health, youth development and environmental stewardship. The focus areas are the common threads that are considered at all program levels. The Community Investment Program structure allows us to channel community investment opportunities to the appropriate level for consideration. Support is provided through the Employee Community Participation Program, Local Community Investment Program, Global Community Investment Program or Emergency Assistance Program.

Feature
community partnerships

In 2004, the generosity of Agrium employees and the Company’s matching program made the United Way one of Agrium’s largest charitable donations. Agrium contributed over $270-thousand to a variety of United Way charities across North America. This is a respectable increase of 37 percent from 2003 contributions. Our partnership with the United Way helps strengthen our communities by helping those in need and achieving lasting social change.

Our support of the Progressive Farmer Farm Safety Day Camps was steadfast in 2004. Due to the effort of this North American organization, over 48,000 children and approximately 16,000 volunteers in more than 290 rural communities participated in Farm Safety Day Camps. Agrium contributions help fund camps that provide farm children with practical farm safety tips.

More detailed information on Agrium Community Investment programs is available on our website www.agrium.com or published bi-annually in our Sustainability Report, also available on our website.

Yielding results 2004 ANNUAL REPORT 15

Yielding results

for environment,
health & safety

Environment, Health & Safety
(EH&S) governance

Keeping people safe!!! This is not just a slogan, but a deeply held belief that dominates the thinking and actions of people throughout the Company. It is the belief that the best indicator of organizational quality, current success and future health is the degree to which that organization has tended to the safety of its employees. Profitability and safety go hand in hand. Telling people of your belief is one thing; getting them to believe it – really believe it – is quite another. But in 2004, after years of steady improvement in our safety performance, we believe we have achieved a critical mass in the beliefs of our employees as well. It was a good year for “keeping people safe” at Agrium and the shift in thinking that took place in 2004 should deliver the momentum needed for the continued improvements expected in the future.

“Keeping people safe” is among the easiest things to say, and among the hardest to do well. Programs that work well in one area of the business, may produce unintended consequences in other aspects of the business. As well, some improvement efforts are short-term, focused on very specific issues or locations, whereas others are long-term investments in time and people, covering broad areas of the business, or the whole organization, intended to change how we conduct our business.

So how did we do?

In 2004, Agrium recorded its fifth consecutive year of improved safety performance, with employee injury rates down almost 40 percent during that period. In 2004, Agrium had 15 percent fewer accidents than it did in 2003. Safety performance with contractors, who account for a significant portion of our overall workforce during the year, was even better, with a 40 percent reduction in injury rates in 2004 and a 58 percent reduction since 2002, the first year we began compiling company-wide records. The environmental incident rates for 2004 were also better than in 2003, down 12 percent.

How we did it

Agrium’s Safety and Environmental Councils are now led by production management and these councils yielded some significant improvements in the way Agrium runs its business. These include the monitoring and collaboration of changing regulation, development of best practices, sharing of successes and failures, and the cross-functional reviews at locations with EH&S performance problems.

In 2004, Agrium also substantially completed implementation of its corporate Environment, Health and Safety Management Systems (EMS). This provides the framework for the development of facility EMS systems. During 2004, our facilities progressed the development of their EMS systems, with four facilities reporting they have completed their EMS system at year-end.

16	2004 ANNUAL REPORT Yielding results

Agrium conducted 23 EH&S-related Audits in 2004. Fifteen of these were compliance audits, which are rigorous evaluations of compliance with the EH&S regulations that apply to the facility. Five audits were required by legislation and the last three evaluated conformance to our EH&S management system.

Agrium’s performance monitoring and business analysis skills have enabled it to discern where additional efforts are necessary to get the desired results. In 2004, Agrium utilized teams of EH&S Support personnel to assist facilities or other segments of the business that were experiencing difficulties, with good success. We will continue to use these teams to further improve our performance in 2005 and beyond.

In May, Agrium CEO Mike Wilson recognized the three facilities with the highest EH&S achievements in 2003 with the President’s EH&S Awards. The awards were presented to the West Sacramento (CA) production facility, the Waterville (WA) Retail Branch and the Watson (SK) Terminal for their commitment to EH&S excellence and their 2003 EH&S performance. Awards for 2004 performance will be presented in the first quarter of 2005.

Yielding results 2004 ANNUAL REPORT 17

Yielding results

for shareholders...

Our Board and management are committed to safeguarding and enhancing shareholder value through the highest standards of integrity, ethical conduct and accountability as demonstrated by our history of excellence in corporate governance. The stewardship of the Company is primarily the responsibility of the Board of Directors and the four Committees of the Board, with our Corporate Governance & Nominating Committee having specific responsibilities with respect to the continuing review, development and enhancement of our corporate governance practices.

We believe in the continuous improvement of our practices in the very important area of corporate governance. We seek out emerging trends and take steps to augment our governance systems to ensure that we maintain shareholder confidence and support. We strongly support the corporate governance reforms and initiatives that have recently been taking place in Canada and the U.S., and are prepared to embrace new standards that will enhance our reputation and standing in the capital markets.

We are proud of our corporate governance tradition and practices at Agrium, and continue to be recognized for excellence in Board effectiveness and corporate governance. For the second consecutive year, we received the highest possible Board Shareholder Confidence Index rating of AAA+ in 2004 from the University of Toronto’s Joseph L. Rotman School of Management, and were ranked 11th out of 218 companies on the S&P/TSX Composite Index in a study on corporate governance practices conducted last year by the Globe & Mail – Report on Business. We have also been ranked in 2004 as having outperformed 99.5 percent of the companies in the S&P/TSX Composite Index according to the Corporate Governance Quotient rating system developed by Institutional Shareholder Services (ISS) to assist institutional investors in evaluating the quality of corporate boards and the impact their governance practices may have on performance. In addition, we received the highest possible rating of 10 by GovernanceMetrics International (GMI), a New York based corporate governance research and ratings agency. We are one of five companies in Canada (out of a total of 99 Canadian issuers rated by GMI), and one of 26 companies in total to receive this rating out of approximately 2600 corporations ranked globally by GMI in 2004.

Our long-standing tradition of corporate governance includes the following:

■	All of our Board members, with the exception only of our Chief Executive Officer, are unrelated and independent as those terms are defined by the Canadian and U.S. securities laws and regulations;

■
All Committees of the Board, namely the Audit Committee, Corporate Governance & Nominating Committee, Human Resources & Compensation Committee and Environment, Health & Safety Committee, are comprised entirely of unrelated and independent directors;

■	The Office of the Board Chair has, throughout our history, always been separate from that of the CEO;

■
Our independent directors meet at every regularly scheduled Board and Committee meeting without members of management present. Our Audit Committee also meets independently with our external auditors and the Manager, Internal Audit, at each regularly scheduled meeting. In addition, the Human Resources & Compensation Committee meets at least annually with the Vice President, Human Resources, with no other members of management present, and the Environment, Health & Safety Committee meets at least annually with our Director, Environment, Health & Safety, without any other members of management present;

■	The Board of Directors and each Committee of the Board have a formal Charter establishing their goals and responsibilities;

■
The Board Chair, the Committee Chairs, the individual directors (collectively), and our Chief Executive Officer each have formal Terms of Reference describing their position descriptions and expectations;

■
Our system of corporate governance includes formal Corporate Governance Guidelines, a Code of Business Conduct and Ethics for directors, officers and employees, as well as a comprehensive certification process by which directors, officers and employees acknowledge their compliance;

■	We have mandatory share ownership requirements for our directors and senior management to align their interests with those of our shareholders;

■	We have a mandatory retirement policy for directors at age 70.

18 2004 ANNUAL REPORT Yielding results

...through good governance

The Corporate Governance & Nominating Committee annually conducts a formal evaluation of our Board of Directors, the Board Chair, each of the Board Committees, and the Committee Chairs. In addition, the Board Chair annually conducts an assessment of the performance of individual directors. This year marks the fifth time that an evaluation of our Board has been undertaken, and each year we endeavor to redesign the evaluation so as to make the process more robust and to elicit more insightful information. Last year’s evaluation involved completion of a questionnaire, written commentaries from the directors, a combination of interviews conducted separately by an outside governance consultant and our Board Chair, as well as self-assessments provided by each of the individual directors. In addition, a number of members of management were interviewed by our outside consultant regarding the effectiveness of the Board and the relationship between the directors and members of management. The results were analyzed and summarized by our consultant and recommendations for improvement were developed in collaboration with our Board Chair and our Corporate Governance Committee Chair. Last year’s evaluation, which was reviewed by the full Board in December, confirmed that our Board is operating effectively and is continuing to build on its strong partnership with management, particularly in the area of corporate strategy and implementation. Additionally, it was noted that progress was made with respect to a specific recommendation from last year’s Board Evaluation which suggested that the Board endeavor to bolster its international experience and diversity, which has been enriched by the addition of our two new directors, Ms. Germaine Gibara and Mr. Russell Horner.

Our Board has affirmatively concluded that all members of the Audit Committee are financially literate, and the Board has designated the Chair of the Audit Committee as the audit committee financial expert as defined under the rules of the U.S. Securities and Exchange Commission (SEC). In addition, two other members of our Audit Committee have been designated as audit committee financial experts of two other SEC registrants.

We have continued to monitor emerging trends and developments in best corporate governance practices in light of continuing securities law reforms and rule-making initiatives in Canada and the U.S. In keeping up with these reforms and trying to anticipate the will of our shareholders and other stakeholders, we have revised certain elements of our corporate governance system during the past year as outlined below:

■
  We have made revisions to our Board and Committee Charters, the Terms of Reference relating to our Board Chair and individual directors, and our Corporate Governance Guidelines. In some cases, the revisions were modest, while in others they were more substantial in response to recent developments and to reflect our practices as they continue to be refined. All of these documents are available on our website at www.agrium.com;

■
  We reconstituted our corporate Disclosure Committee, which is now comprised of all members of our Senior Leadership Team (including the Chief Executive Officer and Chief Financial Officer), together with certain other members of senior management, totaling 13 members. We continue to refine, improve and expand the responsibilities and procedures relating to our Disclosure Committee in order to enhance the efficiency and reliability of our disclosure controls and procedures, and to facilitate a meaningful evaluation of their effectiveness;

Yielding results 2004 ANNUAL REPORT 19

Yielding results

for shareholders (continued)

■
We reviewed and enhanced our Board succession planning and director recruitment procedures, and improved the review process regarding our Board composition metrics in order for us to better focus on attracting the experience that would most benefit our Board at any particular point in time;

■
We have significantly upgraded our New Director Orientation Program and our ongoing director education initiatives, which include an annual site visit, a comprehensive dedicated off-site strategy session, numerous presentations from management and other employees in the organization, ongoing distribution of materials, and dedicated sessions to specific topics of interest. Board members are encouraged to attend, at the Corporation’s expense, seminars, conferences and roundtables on pertinent topics. Indeed, we are fortunate to have had certain of our Board members involved in the development of and participation in certain governance conferences and roundtables. We also provide a Directors’ Manual to our directors, which is periodically updated, to assist our directors in staying current in emerging trends and fulfilling the responsibilities and expectations of being a director on our Board;

■
Our management compensation programs have been redesigned, particularly in the area of long-term incentive programs, to further align senior management compensation with the interests of our shareholders;

■
We have conducted a comprehensive review of our pension governance infrastructure and processes to meet emerging best practices as well as employee and market expectations. Our existing supporting management committees are being restructured to consist of a Canadian Pension Committee supported by a Pension Investment sub-committee and a Pension Administration sub-committee, with mirror U.S. committees fulfilling the same responsibilities. In the course of our review, we have also clarified oversight responsibilities and are revising our policies relating to investment, funding, accounting and administration as well as developing formal charters for these committees;

■
We have refined the evaluation process for our Chief Executive Officer to assess performance based on four criteria, namely the achievement of the Chief Executive Officer’s goals for the year under review, the personal effectiveness of the Chief Executive Officer in leading the development and implementation of corporate strategies, the financial and non-financial accomplishment of the corporate key performance indicators as approved by the Board for the year under review, and the Terms of Reference for the Chief Executive Officer. The Board Chair and the Chair of the Human Resources & Compensation Committee evaluate the performance of the Chief Executive Officer based on the assessments of the members of the Human Resources & Compensation Committee and the Chief Executive Officer’s self-assessment, and submit a compensation recommendation to all of the independent members of the Board for review and approval.

As an interlisted issuer trading on the Toronto and New York Stock Exchanges, and subject to the requirements of the Sarbanes-Oxley Act of 2002, we are conducting a thorough review of our internal controls over financial reporting and safeguarding of assets. We have fully engaged all of our business units and operations so as to make the business units and the process owners directly accountable for the ongoing maintenance and evaluation of internal controls in a manner that will ensure the sustainability and integrity of the processes. These processes will be subject to rigorous automated enforcement procedures which are currently under development.

We have taken the approach of systemically integrating the principles underlying best corporate governance practices into the fabric of our regular Board and Committee meeting agendas and activities while remaining cognizant of the need for continuous improvement. We pride ourselves on maintaining an open culture with our shareholders, employees, customers and other stakeholders to foster transparency and accountability in a framework of respect and partnership, and we will continue to be vigilant so as to ensure that our corporate governance systems meet or exceed the expectations of our shareholders and other interested stakeholders.

20 2004 ANNUAL REPORT Yielding results

10-year financial

highlights

	For the Year Ended December 31
(millions of U.S. dollars except per share data and ratios)
	1995	(d)	1996	1997	1998	1999	2000	2001	2002	2003	2004

INCOME STATEMENT

Net sales	1,171		1,904	1,938	1,805	1,716	1,873	2,063	2,083	2,499	2,838

Gross profit	414		708	689	581	489	547	547	519	739	910

EBIT (a)(c)(e)	187		295	354	228	131	163	31	64	21	467

EBITDA (b)(c)	221		376	439	320	224	270	172	212	396	623

Net earnings (loss) (e)	112		150	182	119	62	82	(45)	-	(21)	276

Diluted earnings (loss) per common share	1.59		1.07	1.40	0.87	0.46	0.62	(0.49)	(0.08)	(0.25)	1.91

Interest	10		58	46	40	37	37	74	68	63	55

Dividends per common share	0.11		0.45	0.08	0.11	0.11	0.11	0.11	0.11	0.11	0.11

CASH FLOW

Cash provided by operating activities	132		206	284	283	160	256	87	224	186	449

Capital expenditures	56		153	144	174	234	179	164	52	99	82

BALANCE SHEET

Non-cash working capital	193		289	398	277	249	299	283	210	217	359

Total assets (f)	881		1,611	1,678	1,798	1,974	2,385	2,398	2,191	2,273	2,656

Total debt	251		486	553	510	677	816	980	762	735	600

Shareholders’ equity	399		697	624	714	753	868	743	764	821	1,126

COMMON SHARE STATISTICS

Average shares outstanding (in millions) (g)	66		138	129	120	113	112	115	123	126	131

Closing share price U.S.$	15.00		13.75	12.19	8.69	7.88	14.63	10.60	11.31	16.46	16.85

Market capitalization (h)	975		1,925	1,536	999	883	1,682	1,219	1,425	2,090	2,224

PROFITABILITY RATIOS

Return on average invested capital (%) (c)	23		14	18	12	7	7	-	3	1	20

Return on average common shareholders’ equity (%) (c)	32		28	28	19	10	12	(10)	(2)	(5)	34

DEBT RATIOS

Debt-to-debt plus equity (%) (c)	39		41	47	42	47	48	57	50	47	35

EBITDA interest coverage (c)	22.1		6.5	9.5	8.0	6.1	7.3	2.3	3.1	6.3	11.3

Data for 1996 and thereafter reflect the Viridian merger in December 1996 and the acquisitions of Western Farm Service, Inc. and Nu-West Industries, Inc. both in 1995.
Data for 2000 and thereafter reflect the acquisition of the Kenai, Alaska nitrogen facility and related U.S. West Coast assets in September 2000.

(a)	Earnings (loss) before interest expense and income taxes.
(b)	Earnings (loss) before interest expense and income taxes, depreciation, amortization and asset impairment.
(c)	These items are not measures of financial performance under either Canadian or U.S. GAAP.
(d)	Data is Agrium only prior to Viridian Inc. merger in December 1996 and represents information as reported in that year.
(e)	Data for 2003 includes a write down of our Kenai, Alaska, nitrogen facility of $235-million ($140-million after tax).
(f)	Data for the years 1996 through 2002 have been restated to record the effect of adoption of the accounting standard for asset retirement obligations.
(g)	Share price and shares outstanding reflect a 3:1 stock split of January 1996.
(h)	Market capitalization is calculated as period end common shares outstanding multiplied by period end share price.

10-year financial highlights 2004 ANNUAL REPORT 21

Management’s Discussion &
Analysis of Operations
and Financial Condition

February 9, 2005

This management’s discussion & analysis of operations and financial condition focuses on long-term vision, strategy and growth opportunities, as well as historical performance for the three years ended December 31, 2004. The discussion should be read in conjunction with the cautionary statements regarding forward-looking statements on pages 51 to 52 and our 2004 consolidated financial statements and related notes. Dollar amounts refer to United States (U.S.) dollars except where otherwise stated.

Our quarterly and annual financial information and our Annual Information Form are available on SEDAR (www.sedar.com).

Table of Contents
for Management’s Discussion & Analysis

23   Overview of 2004
24   Our business
24   Our vision and strategy
25   Our industry
27   Our operations, products and services
33   Our key business sensitivities
37   Our business segment performance
42   Our consolidated performance
49   Our accounting policies
51   Forward-looking statements
52   Our outlook
54   Business risks

22 2004 ANNUAL REPORT Management’s Discussion & Analysis

Overview of 2004

Consolidated financial performance in 2004

With strong market fundamentals and a significant increase in our overall production in 2004 over 2003, we achieved record net sales, gross margins and net earnings:

■	Consolidated net sales grew by 14 percent to $2.8-billion in 2004 compared with $2.5-billion in 2003;
■	Consolidated gross profit was $910-million in 2004 compared with $739-million in 2003; and,
■	Consolidated net earnings grew to $276-million in 2004 compared with a net loss of $(21)-million in 2003.

Financial discipline and strong balance sheet position

We improved our financial position:

■	2004 results generated record cash flow from operations in the amount of $449-million;
■	Consolidated cash and cash equivalents were $425-million at December 31, 2004 compared to $200-million at December 31, 2003; and,
■	Our ratio of debt-to-debt plus equity decreased from 47 percent at December 31, 2003 to 35 percent at December 31, 2004.

Tight supply/demand market fundamentals
■
As we entered 2004, strong grain markets, good global economic growth and the resulting tight nutrient supply and demand conditions continued from 2003. Nutrient prices were near historic highs in both the international and North America markets.

■
From late January to early April 2004, shipping difficulties in the Black Sea resulted in significant volatility in international nitrogen prices. Domestic nitrogen, potash and phosphate prices, however, remained relatively stable.

■
By late April 2004, with the planting season beginning in the Northern Hemisphere and strong grain markets continuing, international nitrogen prices bounced back close to historic highs and other nutrient prices continued their ascent higher.

■
In the second half of 2004, although there was some softening of grain prices mainly due to record crop yields in the U.S., nutrient prices remained strong. The global nutrient supply and demand balance remained tight due to strong demand in regions such as Asia and South America, limited new capacity additions and low producer inventories.

Resolution of Alaskan nitrogen facility uncertainties

We received an Arbitration Panel award for Unocal Oil Company of California’s (Unocal) failure to deliver gas in accordance with the gas sales agreement for our Alaskan nitrogen facility. In 2004, we recorded $50-million ($30-million after tax or $0.21 diluted earnings per share) in liquidated damages under this award.

We also settled our long-standing dispute with Unocal over obligations, including Earn-out obligations, under the Purchase and Sale Agreement (PSA), pursuant to which we acquired this facility. A $36-million gain ($21-million after tax or $0.15 diluted earnings per share) was recorded in the fourth quarter of 2004 as a result of the settlement.

The settlement agreement establishes a definitive gas supply obligation from Unocal to the Kenai facility until October 31, 2005. It is our expectation the Kenai facility will close in November of 2005 unless we can obtain alternate economic gas supplies.

Management’s Discussion & Analysis 2004 ANNUAL REPORT 23

Our business

We are a major retailer of agricultural products and services in both North America and Argentina and a leading global producer and wholesale marketer of nutrients for agricultural and industrial markets.

We believe that our North America and international wholesale distribution infrastructure and retail operations will play an increasingly important role in our future as world trade of nitrogen gradually increases in response to declining North America and European production. With this belief, we are positioning ourselves for the future:

■
We plan to further develop our already extensive North America wholesale distribution and storage infrastructure, retail operation and marketing expertise to enhance our ability to have agricultural and industrial products in the right place at the right time; and,

■	We plan to capitalize on our production expertise to successfully expand our production in regions where low-cost raw materials are available.

Our vision and strategy

We compete in the global agribusiness and we remain committed to our long-term vision of becoming:

“A top tier global corporation providing diversified agricultural and industrial products and services in a manner that maximizes growth in shareholder value.”

The key implications of our vision are that:
■
We do not view ourselves as just a commodity fertilizer company in which our products and services are not differentiated; we look for opportunities in related fertilizer markets including those in the supply chain such as distribution, retail and industrial applications;

■
To grow, we need to locate our nitrogen production facilities internationally, where low-cost production inputs are available, and we need to build our distribution infrastructure to move product to key markets;

■	We will nurture our relationships with existing customers so we can grow with them. We plan to be “the easiest company to do business with”; and,

■	We will strive to adhere to the highest standards of corporate governance in order to protect and grow shareholder value.

Our critical priorities for 2005 include:
■	Aggressive pursuit of our growth strategy:

■	Our growth objectives include acquisition opportunities in the fertilizer supply chain; and,

■
Incremental expansion in those areas of our business identified as growth areas. Proposed growth areas include investment in offshore low-cost production facilities, a potash expansion, our controlled release nitrogen product (ESN®) and a Profertil urea debottlenecking project.

■	Continued improvement in our Environment, Health and Safety (EH&S) performance;

■	Limit controllable cost increases (including general and administrative costs) to one-half of the inflation rate, excluding foreign exchange and one time initiative effects;

■
Deliver operational excellence through flexible plant operations in periods of high gas prices. This continued emphasis on buy versus manufacture is in support of our continued evolution from a production driven to a market driven organization; and,

■	Ongoing focus on corporate governance and, in particular, implementation of a sustainable process across our global operations ensuring compliance with Section 404 of the Sarbanes-Oxley Act.

To ensure we remain focused on our strategy, we have implemented performance management and incentive programs requiring employees to set individual goals that are linked to corporate strategies. These goals are supported by measurable Key Performance Indicators (KPI’s), which are monitored throughout the year. Incentives are based on the extent to which predetermined thresholds for these KPI’s, as well as corporate or divisional targets, are met or exceeded.

In addition, senior management and certain other key employees, including our Chief Executive Officer, receive part of their compensation by way of Performance Share Units that are tied to our total shareholder return in relation to a group of 20 peer companies.

24 2004 ANNUAL REPORT Management’s Discussion & Analysis

Our industry

Fertilizer prices are determined by a variety of demand and supply factors. Although global demand for nutrients tends to grow at a relatively stable rate over time, it is impacted by such factors as grain prices, farm income, weather and the rate of economic growth with the latter also influencing industrial demand. However, significant changes to supply and trade levels often have a larger impact on prices than total change in overall global demand. These supply changes result from increases to global fertilizer production capacity, variances in world operating rates, and significant changes to raw material costs or the impact of government policies.

Demand for nutrients

Factors influencing the demand for our products and services include:

Grain and oilseeds

In the long-term, world nutrient and other crop input demand is driven by grain and oilseeds supply and demand fundamentals. Grain includes wheat, rice and coarse grains, which include corn and barley. Oilseeds include soybean, cottonseed, canola and palm oil. Grain and oilseeds fundamentals drive crop prices, which influence planting intentions, crop mix, farm incomes and nutrient application rates. Approximately 80 percent to 85 percent of global nitrogen, phosphate and potash demand is used for grain and oilseeds production.

Long-term grain demand is created by population growth and by rising living standards that increase both the quantity of food consumed per capita and the quality (protein content) of food consumed. Total grain consumption continues to grow, and global grain production has struggled to keep up. The current 2004 – 2005 growing season is expected to be the first season since 1999 – 2000 that global grain production has met consumption.

Industrial-end uses

In addition to grain and oilseed fundamentals, industrial-end uses of nitrogen, phosphate and potash also drive demand. Industrial applications account for approximately 12 percent to 20 percent of total nutrient consumption. Growth in industrial demand for nitrogen, phosphate and potash is generally tied to overall economic growth.

Industrial uses of nitrogen include explosives for the mining industry, resins and glues for the forest products industry and animal feed supplement. A rapidly growing use for nitrogen is the removal of greenhouse gas emissions from combustion engines and power plants. Industrial uses of phosphate include animal feed, effluent treatment and fire retardant. Potash is used as an animal feed supplement, an ice-melting agent and as a table salt substitute.

Management’s Discussion & Analysis 2004 ANNUAL REPORT 25

Supply of nutrients

The supply fundamentals of nitrogen, phosphate and potash are more difficult to predict than the long-term demand fundamentals. Supply is affected by changes to production capacity as a result of plant closures, the start-up of new facilities and by changes to the operating rates of existing facilities. It is also affected by government policies and local market conditions affecting producers’ raw material costs, distribution costs and environmental requirements.

In potash, there have been no world-scale production facilities built in a number of years. The surge in demand for potash over the last three years has been met by increased operating rates, especially from the Saskatchewan and Former Soviet Union producers. During 2004, global potash prices responded to the tight supply and demand market by reaching record high levels.

In phosphate, increased production capacity in China has reduced their reliance on imported phosphate products over the past three years, putting pressure on the key exporting regions, including the U.S., to reduce operating rates. However, growth in demand in other regions, such as Latin America, supported the market in 2004 and led to some price improvement.

The largest market is nitrogen and typical growth in global nitrogen consumption suggests that three to five world-scale facilities need to come into production each year. However, new plant construction does not usually follow this pattern. Cyclically high nitrogen prices often lead to a number of new facilities receiving approval and financing at the same time. Conversely, cyclically low nitrogen prices discourage new plant construction. From 2002 to 2004, there were relatively few new nitrogen facilities brought into production following the cyclical downturn in nitrogen prices that began in 1997. In addition, there was a shift to sustained higher North American natural gas prices during this period, accompanied by substantially higher gas price volatility. This forced the permanent closure of a number of U.S. nitrogen facilities.

Retail and distribution

A number of developments in recent years have heightened the importance of the retail and distribution component in our industry’s supply chain. These include:

■	The trend to greater North American reliance on imported nitrogen;

■	Larger volume and more efficient farm equipment that can put greater demands on the wholesale distribution and retail system for spring seeding and nutrient application;

■	The increasing importance of environmental regulations in the transportation, storage, handling and application of fertilizers and chemicals, and the need to meet these regulations efficiently; and,

■	The need to plan for and respond to government policies and legislation that affect the market.

Consolidation of the retail and distribution business is occurring in North America. The trends identified above are some of the factors that have contributed to this consolidation as businesses make decisions about threats and opportunities.

26 2004 ANNUAL REPORT Management’s Discussion & Analysis

Our operations, products and services

We manage and report our business through three operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. Each operating segment is further divided into major product or revenue streams. The three operating segments are: Retail, North America Wholesale and South America Wholesale.

In 2004 we integrated our North and South America Retail segments into one Retail segment. Prior periods have been restated for comparative purposes.

The relative gross profit contributions of each operating segment in 2004 is illustrated in the Gross Profit graph below:

Retail operations

Our Retail operations in the U.S. conduct operations through our wholly owned subsidiaries, Crop Production Services, Inc. (CPS) in the Midwest and Northeast and Western Farm Service, Inc. (WFS) in the West. In Argentina, operations are conducted through our wholly owned subsidiary, Agroservicios Pampeanos S.A., (ASP).

Our Retail segment sells agricultural products and provides a variety of agronomic services to our customers. As of December 31, 2004 these operations comprised 206 retail centres in the U.S. and 21 retail centres in Argentina. In February 2005 our Retail segment acquired 18 retail centres in Chile, Argentina and Bolivia that are not reflected in Agrium’s Retail Locations map.

We manage our Retail operations independently from our Wholesale operations. Our Retail operations in North America and South America purchase approximately 33 percent of their fertilizer from our Wholesale segments in, respectively, North America and South America. Purchases and sales of products between our Retail segment and Wholesale segments are made on arms-length terms.

The relative 2004 net sales contribution of each major product and service category in our Retail segment is illustrated in the Retail Net Sales graph to the left:

Management’s Discussion & Analysis 2004 ANNUAL REPORT 27

Retail products and services

Our Retail business has developed relationships with growers by differentiating its products and services. We recognize that our existence is based on the success of our customers. We must provide value to retain customer loyalty. A description of our products and services follows.

FERTILIZERS

We offer a complete range of liquid and dry fertilizer products including nitrogen, phosphate, potash and minor elements.

Our crop advisors work with growers and recommend nutrient programs that are specific to the crop and soil conditions. Soil tests determine the initial fertilization program and tissue tests provide information to make in-season nutrient corrections.

Based on the crop and soil test results, a blend of various commodity fertilizers is prepared to deliver the exact amount of nutrients required to produce the desired yield. The fertilizer may be applied over the ground (broadcast application), injected into the soil (root-zone application) or applied as the plant is growing (foliar application). This application may be by conventional methods or by using variable rate technology. Our value to the grower is to increase yields, which equates to increased profits.

CROP PROTECTION CHEMICALS

The primary crop protection chemicals are herbicides, insecticides and fungicides. These product categories address the major crop pests: herbicides for weed control, insecticides for insect control and fungicides for plant diseases. Our experienced crop advisors must consider application restrictions, days to harvest and future planting intentions before recommending a chemical application. Company software assists in the evaluation of the appropriate chemical treatments.

SEED

In recent years, the most dramatic area of change has occurred in seed technology. Genetically modified seed has changed chemical programs for the large-acre commodity crops such as corn, soybeans, cotton, canola and, beginning this year, alfalfa. The technology has almost reduced herbicide programs to one chemical, glyphosate. These large-acre crops are generally grown in the Midwest U.S. Our Midwest facilities have radically changed their business model to include seed sales as a primary activity. Almost two-thirds of our Retail business occurs in California, Arizona and the Pacific Northwest, and business in these regions is essentially unaffected by the seed technology.

Until now, most of the seed genetics have addressed crop inputs, herbicides and insecticides. Future innovations will address crop output traits. These new traits are expected to increase crop prices for these special uses, resulting in even more input value being shifted to seed.

The growing importance of seed sales accompanied by a decline in chemical sales has presented special challenges. However, these developments can be positive to the progressive retailer. Seed unit prices will continue to increase as the seed value increases. Since this technology is patented, a new market has been created. In the past, soybean seed was saved from the previous harvest. Now this patented seed must be purchased every year. In addition, we are marketing seed under our own label. This unique seed provides excellent value to the grower and enhanced returns to the retailer.

OTHER PRODUCTS AND SERVICES

Our Retail business also offers a full complement of services, including product application, soil testing, tissue testing, crop input recommendations and follow-up yield analysis.

Net sales of our other products and services category primarily consist of application services. These services include liquid and dry fertilizer application, fumigation, chemical spraying and field listing. This application may be by conventional methods or by using variable rate technology. Our own equipment applies the majority of the fertilizer and chemicals we sell. This allows us to better control the quality and to improve the results of our fertility and chemical crop protection programs.

The soil and tissue tests may be processed by our Madera, California lab or by third-party labs. Our Crop Monitoring Program (CMP) in the Western U.S. involves weekly tissue testing to fine tune nutrient applications to be consistent with changing plant requirements.

Weather can significantly disrupt or delay field agricultural operations, which may result in reduced or delayed crop input applications. Our extensive fleet of well-maintained application and transportation equipment allows us to address a variety of application challenges. Our large number of facilities also allows for the timely transfer of equipment to season-shortened markets.

The geographic diversity of our retail locations and customers, the diversity of our retail products and services and the crop diversity of our customers are important elements of our Retail business strategy. These elements help to insulate us from both poor growing conditions that may occur in any single area and poor economic conditions that may occur for a particular crop.

Agrium’s Retail Market Characteristics

Diversified Crop Mix

California/Arizona:

Mostly specialty crops

cotton, lettuce, citrus, almonds, grapes

Pacific Northwest, U.S.:

mix of commodity and specialty crops

potatoes, wheat, sugar beets, barley, grass seed

Midwest/East U.S.:

large acre, commodity crops

corn, soybeans, wheat

Argentina:

large acre, commodity crops

corn, soybeans, wheat

28  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Wholesale operations

Our Wholesale operations in North America manufacture, market and distribute the three primary nutrients: nitrogen, phosphate and potash, mainly to agricultural customers in North America, Northeast Asia and Mexico and, to a lesser extent, industrial customers in North America. In South America, we are the joint-owners of the Profertil nitrogen production facility with Repsol-YPF S.A. that markets primarily to agricultural customers in Argentina.

Wholesale products

Our Wholesale operation’s product mix approximates global consumption patterns. Both our potash sales and our product sales to industrial customers provide a base level of stable cash flows and returns on a significant part of our business. This solid base of performance is leveraged by our nitrogen and phosphate operations, which are more cyclical, however they have greater potential to contribute significant growth to our earnings and cash flow. Within our markets, North and South America have complementary growing seasons that serve to reduce the impact of seasonality on our consolidated earnings.

The relative 2004 net sales contribution of each major product category in our Wholesale segments are illustrated below:

NITROGEN

We have the annual capacity to produce over seven million tonnes of nitrogen in liquid and solid form from our 11 facilities in Canada, the U.S. and Argentina.

Our North American facilities, excluding our Kenai, Alaska facility, have an annual capacity to produce approximately 4,867-thousand tonnes of nitrogen. Our Kenai facility has an annual capacity to produce 1,740-thousand tonnes of nitrogen. The Profertil nitrogen facility in Argentina has the annual capacity to produce 1,170-thousand tonnes of nitrogen, which includes our 50 percent share and our joint venture partner’s 50 percent share.

Our primary nitrogen markets are located in the U.S., Western Canada, Argentina, Mexico, Brazil and South Korea. The key to serving these markets efficiently is our well-established distribution and storage infrastructure comprised of a network of owned, leased and third party storage facilities and our transportation arrangements.

The location of our Profertil facility makes it particularly well suited to supplying Brazil, one of the largest and fastest growing agricultural economies in the world.

Natural gas is the primary raw material used in the production of nitrogen-based fertilizer. Almost 89 percent of our North American gas requirement is used in the production of ammonia, the building block of all nitrogen-based fertilizer. With each facility operating at full capacity, total natural gas consumption by Agrium’s nitrogen operations is approximately as follows:

North American nitrogen facilities, excluding Kenai, Alaska	270,000	MMBtu/day

Kenai, Alaska facility	155,000	MMBtu/day

Profertil, Argentina facility(a)	90,000	MMBtu/day

(a) Includes our 50 percent share and our joint venture partner’s 50 percent share

Management’s Discussion & Analysis  2004 ANNUAL REPORT  29

ARGIUM’S NITROGEN MARKETS NITREGEN FACILITY IMPORT TERMINAL NITROGEN MARKETS MILLIONS OF TONNES OF PRODUCT CANADA PRODUCTION: 3.2 SALES: 1.7 U.S.A. PRODUCTION 1.0 SALES 2.3 PROFERTIL SALES 0.6 KENAI SALES: 1.2

Agrium’s natural gas requirement for its North America nitrogen operations, excluding the Alaskan facility, is purchased from a number of suppliers under contracts that contain mainly one-year terms, with nominal longer-term contracts in place with major suppliers. Natural gas prices under these contracts are generally market indexed with some hedging employed to reduce the impact of the volatility of gas prices. Small amounts of spot market gas are used to meet peak requirements. Our advantage in our North America Wholesale segment, excluding the Alaskan facility, is due to lower cost of gas in Western Canada, our primary production area, representing the transportation differential between the U.S. and Alberta (referred to as the “AECO” basis).

The natural gas requirement for the Alaskan facility is purchased under a low-cost supply agreement with Unocal. As a result of our settlement agreement with Unocal, which terminates our low-cost gas supply after October 2005, we anticipate closure of this facility in November 2005 unless we can obtain alternative sources of economic gas.

The natural gas requirement for the Profertil facility is purchased largely under four firm U.S. dollar denominated contracts wherein two contracts expire in 2012, one contract expires in 2013 and one contract expires in 2017.

For further discussion of the gas costs by operating segment, see page 36.

30  2004 ANNUAL REPORT  Management’s Discussion & Analysis

AGRIUM’S PHOSPHATE MARKETS PHOSPHATE FACILIRY PHOSPHATE MARKETS MILLION TONNES OF PRODUCT CANADA PRODUCTION: 0.7 SALES: 0.7 U.S.A. PRODUCTION: 0.5 SALES: 0.5

PHOSPHATE

Our two phosphate facilities in Redwater, Alberta and Conda, Idaho have a combined annual capacity of approximately 1,324-thousand tonnes. We are the only producer of phosphate in Western Canada.

Our primary phosphate markets are in Western Canada and Northwest U.S. Our facilities supply regional markets close to our operations. We have a delivered cost advantage in these markets relative to the export-oriented producers in Central Florida due to transportation and logistical factors.

Phosphate rock, sulphur, sulphuric acid and ammonia are the principal raw materials in the manufacture of phosphate. Price and supply aspects of phosphate rock, sulphur and sulphuric acid are as follows:

Phosphate rock

Our two phosphate facilities are supplied with phosphate rock ore from mines that we own and operate and together require approximately four million tonnes of rock ore annually in the production of phosphate.

It is expected that our Ontario phosphate rock mine reserves are sufficient to satisfy the Alberta phosphate facility’s phosphate rock requirements for approximately 17 more years based on current production capacity. It is expected that our Idaho phosphate rock mine reserves, including only permitted reserves, supplying our Idaho phosphate facility will continue to supply that facility’s requirements for approximately 13 more years based on current production capacity. There are an additional 15 years of reserves in close geographic proximity to our existing mines in Idaho, which have a reasonable probability of being brought into production. Our phosphate unit costs are not significantly affected by changes in international ore prices because we own and operate the mines that supply the ore to our facilities.

Sulphur and sulphuric acid

Our Alberta facility consumes approximately 400,000 metric tonnes of sulphur annually in the production of phosphate. The facility is supplied with low-cost sulphur from nearby oil

Management’s Discussion & Analysis  2004 ANNUAL REPORT  31

AGRIUM’S POTASH MARKETS POTASH FACILIRY POTASH MARKETS MILLION TONNES OF PRODUCT CANADA PRODUCTION: 1.7 SALES: 0.1 U.S.A. SALES: 0.9 INTERNATIONAL SALES: 0.7

refineries, natural gas processing plants and the oil sands in northern Alberta. Our sulphur sources are diversified with multiple suppliers, a variety of source locations and both spot and long-term contracts. The excess quantities of sulphur available to us minimize price volatility and provide a major cost advantage. The facility’s cost of sulphur in 2004 was approximately 17 percent of the Tampa, Florida sulphur index.

Our Idaho phosphate facility uses, on an annual basis, approximately 360,000 long tons of sulphur equivalent, which is 40 percent sulphur and 60 percent sulphuric acid. While the cost of sulphur to our Idaho facility is higher priced than to our Alberta facility due to the limited supply, it is lower than the cost to our Florida-based competitors. We also maintain a diversified sulphur supply source for our Idaho facility with multiple suppliers and both spot and long-term contracts. Our sulphur cost is offset by a low-cost sulphuric acid supply contract that further helps the Idaho facility’s competitive position. The facility’s blended average cost of sulphur equivalent in 2004 was approximately 27 percent of the Tampa, Florida sulphur index.

POTASH

Approximately 35 percent of the world’s potash requirements are produced in Saskatchewan, Canada. Our potash mine and mill at Vanscoy, Saskatchewan has the capacity to produce approximately 1,790-thousand tonnes of potash each year and is among the lowest-cost producers in the world.

Our potash facility is supplied by the adjacent potash mine, which we own and operate. It is expected that the mine has sufficient ore reserves to satisfy the mill for well over 50 years based on current production capacity.

Our primary potash markets are in Southeast Asia, U.S., Brazil, China and Canada. Our potash is marketed overseas by Canpotex Limited (Canpotex), an offshore marketing agency for Saskatchewan potash producers and marketed in North America by our North America Wholesale segment’s marketing team.

32  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Our key business sensitivities

Our business risks are discussed on pages 54 to 56. Our financial results are sensitive to a number of factors that affect day-to-day operations. The following table sets out the impact of changes in key measurable variables on our earnings and diluted earnings per share based on levels of activity in 2004. These levels of activity may differ in 2005 and future years, and the impact of one factor may compound or offset others. These sensitivities should not, therefore, be used to forecast future results.

		Impact of change on:
	Amount of	Net earnings	Diluted
	change over a	(millions of	earnings per
Key variable	full year	U.S. dollars)	share (a)

North America

Wholesale selling prices:

Ammonia	U.S. $10/tonne	$10	$0.07

Urea	U.S. $10/tonne	15	0.10

Other nitrogen	U.S. $10/tonne	7	0.05

Phosphate	U.S. $10/tonne	6	0.04

Potash	U.S. $10/tonne	12	0.08

Natural gas cost (b)	U.S. $0.10/MMBtu	7	0.05

Exchange rate from C$ to U.S. $ (c)	C $0.01	3	0.02

South America

Wholesale selling prices:

Nitrogen	U.S. $10/tonne	$4	$0.03

Exchange rate from Argentine Pesos to U.S. $	0.3 pesos	1	0.01

(a)	Based on 144-million shares outstanding at December 31, 2004.
(b)	Excludes Kenai, Alaska facility.
(c)	Excludes impact of Canadian dollar hedging activities.

Management’s Discussion & Analysis  2004 ANNUAL REPORT  33

Some of the factors that can affect these key variables are as follows:

Wholesale selling prices

Product prices are primarily determined by the international supply and demand balance. Regional prices are linked to the international prices with a premium for transportation costs from key exporting ports.

In periods of strong crop prices, demand for nutrients may be unaffected even if fertilizer prices increase substantially. This demand inelasticity results because the cost of fertilizers is small relative to the total crop revenue per acre and nutrients can increase crop yields by as much as 40 percent.

Relevant published reference prices for our products are set out in the following table:

Our product pricing
Product/Market		Product	Reference Price Graph		Relevance of
Destination		Reference Price	2002-2004		Reference Price to Agrium

Nitrogen-based fertilizer / U.S. and Canada	■	Urea price at U.S. Gulf Port in New Orleans, Louisiana (NOLA) free on board (fob)		■	U.S. Gulf port at New Orleans is the primary port of entry for urea imported into North America
				■	NOLA urea is a commonly used reference price in North America. Western Canada and U.S. Northern Tier State urea prices tend, over time, to reflect the NOLA price plus a transportation premium
	■	Western Canada urea price

				■	Agrium’s North American sales of nitrogen-based fertilizers are mainly referenced to the Western Canada and U.S. Northern Tier State urea price

Nitrogen-based fertilizer/ International	■	Black Sea urea prill* price (*prill represents a grade of urea)		■	Black Sea urea prill price represents the reference price for landed product into Argentina and for sales to Asia-based customers
				■	Nitrogen-based fertilizer sales from our South America operating segment to Argentina and Brazil based customers are based on a basket of international reference prices, including the Black Sea urea prill reference price, plus a transportation premium

34  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Our product pricing
Product/Market		Product	Reference Price Graph		Relevance of
Destination		Reference Price	2002-2004		Reference Price to Agrium

Phosphate	■	Central Florida diammonium phosphate (DAP) price		■	The majority of North American phosphate production is located in Central Florida
	■	Pacific Northwest monoammonium phospate (MAP) price		■	Agrium MAP has a higher percentage of phosphate than DAP
				■	Central Florida DAP, Pacific Northwest MAP and Western Canada MAP prices represent the product reference prices in North America
	■	Western Canada MAP price

				■	Agrium’s phosphate sales are mainly in Western Canada and the Pacific Northwest U.S. Prices are based on the Central Florida reference price plus a transportation premium

Potash	■	Saskatchewan potash fob price		■	Agrium’s potash is produced in Saskatchewan, Canada
	■	Cornbelt potash price		■	Agrium’s North American potash sales are largely based on published reference prices
				■	Agrium’s potash sales outside of North America are determined by Canpotex pursuant to six month to twelve month contracts at negotiated prices or by spot sales

Management’s Discussion & Analysis  2004 ANNUAL REPORT  35

Natural gas costs
We consume almost 138-million MMBtu’s of natural gas in our North America facilities each year (including our Kenai facility). At a price of $4.32 per MMBtu, this represents almost 84 percent of the total cost of producing a tonne of ammonia. The balance of our natural gas consumption is for fuel gas at our other manufacturing facilities.

The following table summarizes our gas costs for the North America Wholesale segment and compares them to relevant market indicators. Due to the constraints on the supply of low-cost gas to our Kenai facility in 2003 and 2004, there has been some ongoing erosion of this advantage relative to our Kenai nitrogen production. The Kenai gas supply agreement will be terminated in October 2005 as part of our settlement with Unocal.

(U.S. dollars per MMBtu)	2004	2003	2002

NYMEX	6.09	5.44	3.25

AECO	5.23	4.74	2.60

North America Wholesale

Average – unhedged	4.32	3.79	2.36

Hedging impact	-	(0.09)	0.28

Overall weighted average	4.32	3.70	2.64

As indicated in the table on page 33, the effect of a change of $0.10 per MMBtu to the cost of natural gas in North America would be to result in a change in net earnings of $7-million. This assumes all other variables remain constant.

We also have natural gas hedges that do not qualify for hedge accounting treatment and consequently are excluded from our weighted average gas cost. We realized $3-million in gains on these non-qualifying contracts in 2004 ($5-million loss in 2003; $5-million loss in 2002).

Foreign exchange

The international currency of the agribusiness is the U.S. dollar, and accordingly we use the U.S. dollar as our reporting currency. We conduct business in U.S. dollars, Canadian dollars and Argentine pesos, and fluctuations in these currencies can impact our results. We manage our U.S. denominated working capital in our Canadian self-sustaining subsidiaries to minimize the impact of foreign exchange rate fluctuations on our consolidated results, and where appropriate, we use derivative instruments to manage our foreign exchange exposure.

The following table sets out the major types and levels of transactions in Canadian dollars and Argentine pesos that can result in fluctuations in our financial statements due to changes in exchange rates with the U.S. dollar:

Currency/Transaction Type	Converted to U.S.$ at:	Foreign Exchange Impact

Self Sustaining Subsidiaries

Canadian dollar transactions	Transaction rate	Included in relevant income or expense

Canadian dollar assets and liabilities	Period-end rate	Cumulative Translation Adjustment (CTA)

Canadian dollar foreign exchange on U.S. dollar working capital in Canadian self-sustaining subsidiaries	Period-end rate	Statement of operations – foreign exchange

Currency/Transaction Type	Converted to U.S.$ at:	Foreign Exchange Impact

Integrated Subsidiaries

Argentine peso transactions
Income and expenses	Transaction rate	Included in relevant income or expense

Depreciation and amortization	Historic rate	Depreciation and amortization expense

Argentine peso monetary assets and liabilities	Period-end rate	Statement of operations – foreign exchange

Argentine peso non-monetary assets and liabilities	Historic rate	No impact

As indicated in the table on page 33, on a consolidated basis, a $0.01 increase in the value of the Canadian dollar would have a negative effect of $3-million on our net earnings while a 0.3 increase in the value of the Argentine peso would have a negative effect of $1-million.

36  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Our business segment performance

Retail
In 2004, our Retail operation continued to demonstrate its importance to our overall strategy of growth and stability of earnings, recording its sixth successive year of record net sales.

The main elements of change in the year-over-year EBIT compared to 2003 and 2002 are summarized in the following table:

Year ended December 31				Variance Analysis
				2004 v.	2003 v.
(millions of U.S. dollars)	2004	2003	2002	2003	2002

Fertilizers

Net sales	556	468	419	88	49

Cost of product	425	351	296	74	55

Gross profit	131	117	123	14	(6)

Chemicals

Net sales	416	416	381	-	35

Cost of product	298	297	281	1	16

Gross profit	118	119	100	(1)	19

Seed and other products and services

Net sales	142	131	129	11	2

Cost of product	75	69	66	6	3

Gross profit	67	62	63	5	(1)

Total Gross profit	316	298	286	18	12

Selling expenses	222	214	191	8	23

General and administrative	8	8	8	-	-

Depreciation and amortization	18	19	21	(1)	(2)

Royalties and other expenses	(13)	(9)	(11)	(4)	2

EBIT	81	66	77	15	(11)

Fertilizers
Fertilizer sales reached record levels in 2004 due to both price and volume increases. The cost of product purchased, however, also increased significantly for reasons discussed under our Wholesale business segment. We nevertheless substantially maintained our margins and reflected most cost increases in our selling prices because of the strong demand that resulted from increased grain prices and farm incomes.

In the latter part of 2004, the U.S. Department of Agriculture (USDA) estimated that world soybean and corn inventories would be above expectations mainly due to record U.S. harvests. These moderated expectations for grain prices led to some erosion in grain prices. However, with grain stocks as a percentage of use remaining low compared to historical levels, strong farm incomes and significant nutrient uptake from the soil in 2004, we continue to expect strong fertilizer demand in the spring of 2005.

Crop protection chemicals
Chemical sales and gross profit in 2004 were largely consistent with 2003 and increased over 2002. The insect and disease pressure in the California market that was experienced in 2003 subsided slightly in 2004. Demand for chemicals in 2003 and 2004 was also supported by higher farm incomes, favorable growing conditions in our U.S. market and higher glyphosate prices in the South America market.

Seed and other products and services
Seed sales are a rapidly growing product line in our retail business. They were $57-million in 2004, which represents a 14 percent increase from 2003. Seed sales in 2002 were consistent with 2003 seed sales. This increase is due to the development of genetically modified seeds. The input traits of these seeds reduce chemical costs and the output traits improve crop value through enhanced product performance. Because the genetics in the seed are patented, the grower cannot save seed at harvest to be planted the next year. This situation resulted in a significant increase in seed sales, especially for soybean seeds.

Other products and services include mainly application services. Application service revenues remained relatively stable and were $42-million in 2004 (2003 – $45-million, 2002 – $42-million).

Expenses
Our Retail business is labor intensive, and, during times of peak activity, we employ almost 2,500 full-time employees in our 206 North America retail centres and 21 South America retail centres. Our selling expenses include salary and wages, employee medical insurance and fuel for our service vehicles and equipment. These expenses tend to fluctuate with activity and were therefore correspondingly higher than the two prior

Management’s Discussion & Analysis 2004 ANNUAL REPORT 37

years. As a percentage of net sales, however, 2004 selling expenses remained relatively consistent with 2003 and 2002 selling expenses.

Most other expenses in 2004 remained comparable to the previous two years. These include office overhead, depreciation and amortization and equipment rental expenses.

Key operating developments
At year-end 2004, we operated 206 retail centres in California and the Midwest, Northeast, and Pacific Northwest regions of the U.S. This is consistent with 2003 and 19 fewer than in 2002. We continually evaluate the performance of each retail centre, and if performance is below our expectations, we may consolidate, sell or close these outlets. We are also continuing to acquire additional centres.

North America Wholesale

2004 was the most successful year for our North America Wholesale segment since 1996 as measured by net sales and gross profit and the second highest EBIT on record since 1995. The main elements of improvement in the year-over-year EBIT compared to 2003 and 2002 are summarized in the following table:

Year ended December 31				Variance Analysis
(millions of U.S. dollars,				2004 v. 2003			2003 v. 2002
thousands of tonnes)	2004	2003	2002	Change	Price	Volume	Change	Price	Volume

Nitrogen

Tonnes sold	5,159	5,156	5,556	3			(400)

Net sales	1,180	1,044	775	136	135	1	269	325	(56)

Cost of product	865	790	683	75	(75)	-	107	(156)	49

Gross profit	315	254	92	61	60	1	162	169	(7)

Selling price per tonne	229	202	139

Cost of product per tonne	168	153	123

Phosphate

Tonnes sold	1,181	1,090	1,129	91			(39)

Net sales	309	261	239	48	26	22	22	30	(8)

Cost of product	238	217	202	21	(3)	(18)	15	(22)	7

Gross profit	71	44	37	27	23	4	7	8	(1)

Selling price per tonne	262	239	212

Cost of product per tonne	202	199	179

Potash

Tonnes sold	1,796	1,662	1,598	134			64

Net sales	214	160	158	54	40	13	2	(4)	6

Cost of product	108	99	91	9	-	(8)	8	(4)	(4)

Gross profit	106	61	67	45	40	5	(6)	(8)	2

Selling price per tonne	119	96	99

Cost of product per tonne	60	60	57

Total Gross Profit	492	359	196	133	123	10	163	169	(6)

Selling expenses	17	15	13	2			2

General and administrative	22	20	11	2			9

Depreciation and amortization	116	99	102	17			(3)

Royalties and other expenses	74	39	30	35			9

Asset impairment	-	235	-	(235)			235

Kenai award and settlement	(86)	-	-	(86)			-

EBIT	349	(49)	40	398			(89)

38 2004 ANNUAL REPORT Management’s Discussion & Analysis

Nitrogen gross profit

PRICES

Except for volatility in international nitrogen prices in the first quarter of 2004 largely due to temporary shipping problems, international and domestic nitrogen prices increased significantly throughout the year mainly due to good economic growth and strong demand from regions such as South America and Asia. Although there were no significant supply restrictions in 2004, supply could not keep pace with this strong demand.

We were able to be particularly responsive to peak regional demand conditions due to our marketing and distribution infrastructure. As a result, our net sales price during 2004 averaged $229 per tonne compared to $202 per tonne in 2003 and $139 per tonne in 2002. In Canada, demand was negatively affected by early winter conditions that impacted crop harvest progress throughout the fall and limited the fall fertilizer application season. Below normal fall application rates, however, traditionally benefit the following spring application season.

SALES VOLUMES

With strong demand and pricing, we operated our production facilities at higher operating rates overall in 2004 as illustrated in the table below. Sales volumes in 2004 were similar to volumes in 2003 and lower than in 2002 due to early winter conditions in the fall of 2004. In the prior two years certain facilities were operated at less than capacity due to high gas costs and weaker demand.

Nitrogen Production and Sales Volumes
(in thousands of tonnes)
	2004(a)	2003	2002

Annual Capacity(b)	6,607	6,607	6,607

Production Volumes	5,360	4,827	5,286

Sales Volumes	5,159	5,156	5,556

(a)

Effective November 2005, contributions from the Kenai facility will cease as we expect to close the facility. In 2004, annual capacity of the facility was 1,740-thousand tonnes, production volumes were 1,169-thousand tonnes and sales volumes were 1,162-thousand tonnes.

(b)	We have an additional 300-thousand tonnes of ammonium sulphate capacity and 27-thousand tonnes of micronutrient capacity.

UNIT COSTS

Unit production costs for nitrogen for 2004 averaged $172 per tonne, compared to $154 per tonne in 2003 and $105 per tonne in 2002. Key factors behind this increase in costs over the three-year period include the following:

■
Natural gas accounts for almost 84 percent of the cash cost of producing ammonia. The overall weighted average cost of natural gas supplied to our facilities in North America has increased from $2.64 per MMBtu in 2002 to $3.70 per MMBtu in 2003 and $4.32 per MMBtu in 2004. While our natural gas costs increased, compared to prevailing average natural gas costs per MMBtu on the NYMEX of $3.25 in 2002, $5.44 in 2003 and $6.09 in 2004, we have a significant cost advantage compared to other North American producers; and,

■	Approximately 71 percent of our nitrogen production capacity is located in Canada, and, other than natural gas, which is referenced to U.S. dollars, costs at these plants are denominated in Canadian dollars. Compared to the U.S. dollar, the Canadian dollar has strengthened from an average of C$0.64 in 2002 to C$0.71 in 2003 and to C$0.77 in 2004 resulting in substantial cost increases in U.S. dollar terms.

One of our main focuses is cost control, and aside from the two key factors described above and the impact of changes in production volumes, our controllable costs remained steady.

Nitrogen key operating developments

In 2005, we announced plans to proceed with detailed engineering for a proposed expansion of production for our process-patented controlled release urea fertilizer product Environmentally Smart Nitrogen (ESN®) from 30-thousand tonnes to 150-thousand tonnes annually, at our Carseland, Alberta nitrogen facility.

Phosphate gross profit

PRICES

In the first half of 2004, strong export demand led to higher international prices. The hurricanes in Florida disrupted Florida phosphate production in the second half of 2004, which led to lower U.S. production and inventories and supported prices. Higher prices also resulted from the significantly higher production costs in 2004. Both ammonia and sulphur input costs rose substantially for most global phosphate producers. Our realized prices for the year averaged $262 per tonne compared to $239 per tonne in 2003 and $212 per tonne in 2002.

SALES VOLUMES

Both our Alberta phosphate operation and our Ontario phosphate rock mine achieved monthly production records in 2004, and overall, together with our Idaho facility, our phosphate facilities operated at 95 percent of capacity compared to 85 percent in 2003 and 89 percent in 2002. As a result of this additional production and strong demand, we increased sales volumes to 1,181-thousand tonnes compared to 1,090-thousand tonnes in 2003 and 1,129-thousand tonnes in 2002.

UNIT COSTS

Similar to nitrogen, unit costs increased from $170 per tonne in 2002 to $195 per tonne in 2003 and $199 per tonne in 2004. The main reason for this was the increase in the cost of ammonia, described previously under “Nitrogen gross profit”, which is one of the key inputs in the manufacture of our phosphate product, MAP. The strengthening of the Canadian dollar has also impacted the costs at our Alberta phosphate facility and our Ontario phosphate rock mine.

Phosphate key operating developments

In March of 2004, we concluded a transaction with Astaris Production LLC (Astaris), to acquire certain Astaris assets

Management’s Discussion & Analysis 2004 ANNUAL REPORT 39

located at our Idaho phosphate operation. As part of this agreement, we acquired Astaris’ equipment at our site together with various mining assets and phosphate rock reserves in Southeast Idaho. This acquisition extended the life of our phosphate rock supply to the plant from six years to an estimated 13 years.

In August 2004, our Alberta phosphate facility received regulatory approval for the extension of its existing gypsum storage area. This approval contained some conditions, which we expect to meet but should allow for continued operation of the facility and ensure a continuing and reliable supply of phosphate products to growers in Western Canada.

Potash gross profit

PRICES
Strong global potash demand resulted in significant price increases in 2004. Despite increased ocean freight rates relating to our international sales, our average realized price increased from $99 per tonne in 2002 and $96 per tonne in 2003 to $119 per tonne in 2004.

Approximately 33 percent of our potash sales are marketed internationally through Canpotex. Our international sales through Canpotex in 2004 were 65 percent higher than 2003 and 78 percent higher than 2002. Our sales in North America in 2004 were 22 percent higher than 2003 and 21 percent higher than 2002.

SALES VOLUMES

The operating rate at our potash facility of 103 percent in 2004 was comparable to 2003 and 2002 and the production volume in 2004 of 1,698-thousand tonnes did not vary significantly from the prior two years. The increase in sales volumes to 1,796-thousand tonnes in 2004 from 1,662-thousand tonnes in 2003 and 1,598-thousand tonnes in 2002 was supported by approximately a 50 percent reduction in the volume of potash inventory at December 31, 2004 over year-end 2003.

UNIT COSTS

Unit costs increased from $33 per tonne in 2002 to $38 per tonne in 2003 and $41 per tonne in 2004. Potash production costs are mainly Canadian dollar denominated and the strengthening of the Canadian dollar against the U.S. dollar was the major contributor to increased production costs.

Expenses
Selling, general and administrative expenses have increased in both 2004 and 2003 compared to 2002. This increase in both years was primarily a reflection of our improved financial performance that translated into increased performance incentive payments to our employees. Incentives were not paid in 2002, as our financial performance in that year did not meet the incentive plan targets. Costs also increased due to the impact of strengthening Canadian dollar on our Canadian dollar denominated expenses.

Depreciation and amortization increased in 2004 by $17-million over 2003 and $14-million over 2002, primarily due to accelerated depreciation at our Kenai and Kennewick plants. Kenai will be fully depreciated by November 2005 at which time our depreciation charges are expected to decrease significantly.

Royalties and profit taxes were $22-million in 2004 compared to $11-million in 2003 and $13-million in 2002.

The increase in 2004 was largely related to the higher province of Saskatchewan potash resource taxes on increased potash margins.

Other expenses comprise both recurring and non-recurring items. The level of expenses will vary year-over-year due to the dollar amount of recurring items and the number of one time non-recurring items. Other expenses were $52-million in 2004 compared to $28-million in 2003 and $17-million in 2002. Generally, other expenses increased in 2004 and 2003 over 2002 due to increased costs associated with our dispute with Unocal. In 2004, significant other expenses included:

■	Earn-out costs and additional litigation costs relating to our dispute with Unocal over our Kenai facility. Prior to 2004 Earn-out costs were capitalized; and,

■	Foreign exchange losses related to the impact of the stronger Canadian dollar on Canadian dollar denominated working capital.

As a result of our settlement of all Kenai related issues, we anticipate other expenses will decrease in 2005 compared to 2004 by the amount of Earn-out and related interest expense ($34-million in 2004) and by the elimination of related litigation costs ($13-million in 2004).

Special Items

KENAI ASSET IMPAIRMENT
In the fourth quarter of 2003, we recorded an impairment of the Kenai facility of $235-million ($140-million after tax) due to reduced gas supplies.

KENAI ARBITRATION AWARD AND SETTLEMENT

During 2004 an Arbitration Panel awarded us liquidated damages for Unocal’s non-delivery of gas obligations under our gas supply agreement. Up to the end of 2004, we recorded $50-million in liquidated damages.

We settled our long-standing dispute with Unocal over obligations under the Purchase and Sale Agreement (PSA) pursuant to which we acquired our Kenai, Alaskan nitrogen facility.

The settlement agreement established a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005. It is our expectation that we will close the Kenai facility in November of 2005 unless we can obtain alternate economic gas supplies.

In addition to resolution of gas supply issues, the key financial components of the agreement were:

■	We received $47-million in recognition of early termination of the existing gas sales agreement (which originally ran until June 2009), environmental claims and other liabilities; and,

40 2004 ANNUAL REPORT Management’s Discussion & Analysis

■	We paid $22-million in settlement of all contingent Earn-out obligations due to Unocal under the PSA.

The net gain of $36-million ($21-million after tax or $0.15 diluted earnings per share), recorded in the fourth quarter of 2004, was calculated as follows:

Net cash received	25-million

Earn-out adjustment (2001 – 2004)	81-million

Adjustment related to termination of gas supply	(70-million)

Net gain	36-million

This settlement is in addition to $50-million of liquidated damages recorded under the Arbitration Panel award.

South America Wholesale

2004 has been another record year of production, net sales, gross profit and EBIT for Profertil, our 50 percent owned Argentine nitrogen facility. A reconciliation of the change in EBIT for our 50 percent share of Profertil is as follows:

	Year ended December 31			Variance Analysis
(millions of U.S. dollars,				2004 v. 2003			2003 v. 2002
thousands of tonnes)	2004	2003	2002	Change	Price	Volume	Change	Price	Volume

Nitrogen

Tonnes sold	614	634	517	(20)			117

Net sales	137	111	61	26	30	(4)	50	36	14

Cost of product	38	31	26	7	(8)	1	5	1	(6)

Gross profit	99	80	35	19	22	(3)	45	37	8

Selling price per tonne	223	175	118

Cost of product per tonne	62	49	50

Other

Tonnes sold	20	19	14	1			5

Net sales	6	5	3	1	1	-	2	1	1

Cost of product	3	3	2	-	-	-	1	-	(1)

Gross profit	3	2	1	1	1	-	1	1	-

Selling price per tonne	300	263	214
Cost of product per tonne	150	158	143

Total Gross Profit	102	82	36	20	23	(3)	46	38	8

Selling expenses	1	1	1	-			-

General and administrative	3	3	3	-			-

Depreciation and amortization	15	15	18	-			(3)

Royalties and other expenses	-	-	16	-			(16)

EBIT	83	63	(2)	20			65

Nitrogen gross profit

PRICES
Our primary market for production from Profertil is Argentina, which accounts for 69 percent of Profertil’s sales. This compares to 52 percent in 2003 and 46 percent in 2002.

The price of our sales in Argentina is based on the concept of import parity wherein the price is referenced to a basket of international reference prices and includes the cost of transportation, storage and distribution. The average price of both urea and ammonia fertilizer sales to our customers in Argentina rose by approximately 19 percent in 2004. This increase reflects both the stronger global nitrogen prices resulting from tight global supply and demand and the higher international bulk freight rates experienced in 2004.

International sales to Brazil and other South American countries accounted for approximately 29 percent of Profertil’s sales and were made at international prices. Average prices for both urea and ammonia export sales rose by approximately 25 percent and 75 percent, respectively in 2004 due to tight market fundamentals.

SALES VOLUMES

Production levels at Profertil in 2003 and 2002 were constrained by mechanical problems with a heat exchanger in the urea plant. Repairs were completed in the second quarter of 2003, and, for the balance of 2003 and throughout 2004, the plant ran consistently above capacity.

With the increase in production and strong demand factors, our 50 percent share of nitrogen sales volumes rose from 517-thousand tonnes in 2002 to 634-thousand tonnes in 2003 and 614-thousand tonnes in 2004. The slight decline in sales volumes from 2003 to 2004 resulted from lower export sales and resulted in higher year-end inventory volume.

Management’s Discussion & Analysis 2004 ANNUAL REPORT 41

UNIT COSTS

The average nitrogen cost of product sold per tonne was $62 in 2004 compared to $49 in 2003 and $50 in 2002, reflecting the impact of higher natural gas costs in 2004, which more than offset the favorable impact of higher production volumes on the fixed cost base.

Expenses

Selling, general and administrative costs, which are denominated in Argentine pesos, have remained relatively stable with minimal foreign exchange impacts over the three years ending December 31, 2004.

Plant, property and equipment and the underlying depreciation and amortization charges are translated into U.S. dollars at historic rates. As a result, these charges are not affected by foreign exchange and have also remained relatively unchanged for the three-year period under review.

Key operating developments

The Argentine government is extending an investigation that began in 2002 into competition practices in the domestic urea market. The initial investigation found no uncompetitive practices in the urea market during the period under study. Given that Argentine retailers and farmers continue to be able to access products at international prices, we anticipate future reviews will reach similar conclusions.

Other

Our Other business segment is a non-operating segment that comprises Corporate and Administrative functions supporting our operating segments, as well as financing, strategic and business development relating to the evaluation of new opportunities.

This segment is also used for the elimination of inter-segment transactions so that the operating segments can be evaluated and managed on a stand-alone basis with all transactions reflected at an arms-length amount of consideration. The main eliminations relate to purchase and sale transactions between our respective retail and wholesale segments and interest on inter-company loans.

Expenses affecting EBIT in our non-operating segment are comprised primarily of general and administrative costs of our headquarters in Calgary, Alberta and corporate office in Denver, Colorado and other expenses such as foreign exchange and business development costs. The change in EBIT from $(51)-million in 2002 to $(59)-million in 2003 and $(46)-million in 2004 was due to a number of offsetting factors:

■	General and administrative costs increased in 2004 and 2003, primarily reflecting our improved financial performance that translated into increased performance incentive payments to our employees. Incentives were not paid in 2002, as our financial performance in that year did not meet the incentive plan targets. Since general and administrative costs are denominated in Canadian dollars, the strengthening of the Canadian dollar in the last two years also contributed to the increase;

■	The corporate administration costs attributable to the evaluation and improvement of corporate governance programs and regulatory compliance increased in 2004;

■	Business development costs increased in 2004 and 2003 over 2002. Costs in 2004 largely related to the investigation of the feasibility of potential opportunities in Egypt, and 2003 costs primarily related to the investigation of the feasibility of building a world-scale nitrogen production facility in Australia. In the second quarter of 2004, we decided to delay indefinitely the development of the Australian project; and,

■	The cost increases noted above were more than offset by the increase in 2004 of foreign exchange gains on the translation of U.S. dollar working capital in our Canadian parent company.

Our consolidated performance

Results of operations
The combination of the highest EBIT from all three operating segments in the last nine years, declining interest charges, and lower effective tax rates resulted in net earnings of $276-million or $1.91 diluted earnings per share, an increase of $297-million over 2003 and $276-million over 2002 net earnings. Our consolidated net earnings were strong, and our diluted earnings per share of $1.91 was the highest on record.

42 2004 ANNUAL REPORT Management’s Discussion & Analysis

The following table of selected quarterly and annual information for the years ended December 31, 2004, 2003 and 2002 illustrates the seasonal nature of our business as discussed on page 44.

(millions of U.S. dollars,		Net Earnings	Net Earnings (Loss) Per Share		Total	Cash & Cash	Long-term
except per share amounts)	Net Sales	(Loss)	Basic	Diluted	Assets	Equivalents	Liabilities
2004

Q1	435	12	0.07	0.07	2,411	202	803

Q2	1,011	75	0.56	0.52	2,340	196	795

Q3	672	87	0.65	0.60	2,509	299	804

Q4	720	102	0.76	0.71	2,656	425	797

Year	2,838	276	2.04	1.91	2,656	425	797

2003

Q1	372	(6)	(0.07)	(0.07)	2,431	136	831

Q2	929	69	0.53	0.47	2,432	152	834

Q3	561	25	0.18	0.17	2,429	171	831

Q4	637	(109)	(0.89)	(0.89)	2,273	200	795

Year	2,499	(21)	(0.25)	(0.25)	2,273	200	795

2002

Q1	318	(36)	(0.33)	(0.33)	2,387	8	923

Q2	792	23	0.16	0.15	2,267	32	926

Q3	466	1	(0.01)	(0.01)	2,124	21	913
Q4	507	12	0.07	0.07	2,191	109	896

Year	2,083	-	(0.08)	(0.08)	2,191	109	896

Significant items affecting the comparability of quarterly and annual earnings include the following:

■
Net earnings and net earnings per share in the third and fourth quarters of 2004 included income of $41-million and $9-million respectively ($25-million after tax or $0.17 diluted earnings per share in the third quarter and $5-million after tax or $0.04 diluted earnings per share in the fourth quarter) in liquidated damages from an Arbitration Panel award relating to our Kenai facility;

■
Net earnings and net earnings per share for the fourth quarter of 2004 include a $36-million gain ($21-million after tax or $0.15 diluted earnings per share) on the settlement of all outstanding legal claims relating to our Kenai facility; and,

■
Net earnings and net earnings per share for the fourth quarter of 2003 included a $235-million impairment charge against our Kenai facility ($140-million after tax or $0.96 diluted earnings per share).

Income taxes

Our current and future income tax charge represents an effective overall tax rate of 33 percent in 2004.

Excluding the Kenai asset impairment charge in 2003, the comparative effective tax rate would have been 38 percent. The difference in the effective tax rates from 2002 through 2004 is due to changes in the mix of earnings among tax jurisdictions. The deferred tax debit, which arose primarily in our U.S. tax jurisdiction, was triggered largely by Kenai related items in both 2004 and 2003.

While there have been no significant changes in statutory tax rates in any of the jurisdictions in which we operate, the mix of earnings and tax allowances among tax jurisdictions, realization of unrecognized tax assets and many other factors impact these rates. A full explanation of year-to-year variances in these rates for the three years ended December 31, 2004 is provided in note 5 to our consolidated financial statements.

Interest expense

Interest expense has declined from $68-million in 2002 to $63-million in 2003 to $55-million in 2004, reflecting reductions in our debt levels financed from improved cash provided from operating activities and from reductions in capital expenditures.

Cash provided by operating activities

Our results for 2004 generated a record $449-million in operating cash flow, resulting in an increase in our cash balance from $200-million to $425-million.

Record sales, the net settlement received from Unocal in the amount of $25-million and liquidated damages awarded by the Arbitration Panel in the amount of $50-million all contributed to the record cash flows from operating activities for 2004 of $449-million (2003 – $186-million; 2002 – $224-million).

The net non-cash working capital balance at year-end 2004 increased over December 31, 2003 and 2002. With the aging of accounts receivable at the end of 2004 remaining relatively stable, accounts receivable increased over 2003 and 2002 mainly due to increased product prices and a reduction in utilization of the accounts receivable securitization program. Inventory increased at year-end 2004 primarily due to lower

Management’s Discussion & Analysis 2004 ANNUAL REPORT 43

sales volumes and higher unit costs of ammonia in the fourth quarter of 2004 than in the same period in 2003 and 2002. The decline in ammonia sales volume resulted primarily from the late harvest and early winter conditions experienced in our key market regions, which limited the application period. The increase in ammonia unit cost resulted mainly from higher natural gas cost.

Dividends and preferred securities charges

In 2004 we paid cash dividends on our common shares of $14-million, or 0.11 cents per common share (2003 – $14-million or 0.11 cents per common share; 2002 – $14-million or 0.11 cents per common share).

In 2004 we paid securities charges on our preferred securities of $9-million (2003 – $11-million, 2002 – $11-million).

Seasonality

Historically, our agricultural sales have been concentrated in the spring and fall planting seasons. This typically results in stronger earnings for the second and fourth quarters and weaker results in the first and third quarters as illustrated in the quarterly information contained in the table of consolidated results of operations on page 43.

In order to accommodate peak season demand we must produce and store inventory throughout the year, and this is reflected in inventory levels, which tend to be highest in April and October immediately prior to the peak application seasons. Key input costs such as natural gas may fluctuate significantly between the time the product is manufactured and the time it is sold. Inventory volumes are typically lowest in July and December after the planting seasons; however, inventory levels will be impacted by peak season supply and demand fundamentals and weather conditions. North America and South America have opposite spring and fall seasons.

Approximately 12 percent of our Wholesale net sales are comprised of nitrogen products that we market to a wide variety of industrial customers. These industrial markets provide consistent, year-round demand and partially mitigate the seasonal and cyclical nature of the agricultural market.

2004 fourth quarter operating results

Net earnings
Agrium’s fourth quarter consolidated net earnings were $102-million, up $211-million from the $109-million net loss reported for the same quarter of 2003. Diluted earnings per share were $0.71 compared to a loss of $0.89 for the same quarter last year, which included the write-down of our Kenai facility. While earnings continue to benefit from the tight supply and demand fertilizer fundamentals, our fourth quarter results were improved by the recognition of liquidated damages in the quarter under the Arbitration Panel award and a $36-million gain recognized from the settlement of litigation, both related to our Kenai, Alaska nitrogen facility.

The growth in quarterly net earnings is largely attributed to our Wholesale operations in both North and South America, which have benefited from the tight supply and demand fertilizer fundamentals.

Cash provided by operating activities

Operating activities provided cash of $191-million in the fourth quarter of 2004 compared to $70-million for the same quarter of 2003. The increase of $121-million is due to improved earnings and the Kenai award and settlement.

Business segment performance

RETAIL

■
In the fourth quarter of 2004, we integrated our North and South America Retail segments into one Retail segment. The change was a reflection of organizational and operational changes that aligned and integrated our South America Retail segment with North America Retail.

■	Fourth quarter Retail EBIT was up $11-million over the same period last year. The increase is attributable to both growth in fertilizer sales prices and volumes.
■	Lower expenses relative to liability claims and accounts receivable write-offs also contributed to the EBIT increase.

NORTH AMERICA WHOLESALE

■
Wholesale EBIT for the fourth quarter of 2004 was $140-million, up $313-million from a negative EBIT of $173-million for the same period last year. Excluding Kenai related items from both years, Wholesale EBIT for the fourth quarter was $95-million in 2004 and $62-million in 2003.

■
Gross profit in the fourth quarter of 2004 was up by $41-million over the same quarter last year, with increased margin per tonne in every product category. In the quarter, potash experienced the largest increase in gross profit of $17-million, primarily due to higher prices. The growth in potash earnings is a reflection of continued tight supply and demand balance, both internationally and in North America. Phosphate gross margins were up $11-million due to higher prices for MAP driven by higher ammonia prices. Total nitrogen increase in gross profit of $13-million was largely attributed to a $21-million growth in urea gross profit, a reflection of tight supply and demand fundamentals both internationally and in North America. This was partially offset by a $13-million decrease in ammonia gross profit comprised of lower demand due to poor weather conditions in North America and increased cost of product attributable to higher gas costs.

■
Expenses (income) in the fourth quarter of 2004 include $45-million of Kenai related income, comprised of liquidated damages from the Arbitration Panel award and a gain from the settlement of litigation. The prior year fourth quarter includes a Kenai asset impairment pre tax expense of $235-million. Excluding all Kenai related items from both years, expenses for North America Wholesale were up by $8-million in the fourth quarter of 2004 compared to the same period of 2003, largely relating to Kenai Earn-out accrued prior to our settlement with Unocal in December 2004.

44 2004 ANNUAL REPORT Management’s Discussion & Analysis

SOUTH AMERICA WHOLESALE

■
South America Wholesale EBIT was $23-million and gross profit was $28-million for the fourth quarter in 2004, up $7-million and $6-million respectively from the same period last year. The increase is primarily attributable to higher urea international prices, which impacted both domestic and export selling prices, consistent with tightened supply and demand balance.

OTHER

■
EBIT for our Other non-operating business segment for the fourth quarter of 2004 was up $5-million over the same period last year. The increase in EBIT is largely related to foreign exchange gains on the translation of U.S. dollar working capital in our Canadian parent company.

Capital resources

Non-cash working capital
Our non-cash working capital levels are affected by numerous factors including:

■	Seasonality factors discussed on page 44;
■	Demand for our products and services;
■	Selling prices of our products and services;
■	Raw material input and other costs; and,
■	Foreign exchange rates.

The interaction of these factors and the increasing activity in our South America Wholesale business tended to smooth our quarterly net working capital requirement throughout 2004.

Capital expenditures

(millions of U.S. dollars)	2004	2003	2002

Sustaining capital	69	72	50

Investment capital	13	2	1

Kenai Earn-out	-	25	1

	82	99	52

Capital expenditures for 2004 remained at modest levels as we evaluated several investment opportunities potentially requiring significant investment. The slight decrease in 2004 from 2003 related primarily to discontinuing capitalization of the contingent purchase consideration for the Kenai facility (the Earn-out).

Sustaining capital is directed towards maintaining the safe and efficient operation of our facilities as well as extending their useful lives. Investment capital typically includes new opportunities, such as acquisitions, and significant expansion of existing operations. In recent years, investment capital had been restricted in order to conserve cash and improve our financial position, but having largely achieved these objectives, our focus is now on new investment opportunities.

We are planning for a $97-million sustaining capital program in 2005. The most significant projects include:

■
Redwater and Conda phosphate operations gypsum stack extensions for approximately $37-million. These projects will increase the available storage area for by-product gypsum and will extend the life of the storage area at Redwater from two years to five years, based on current production capacity, and extend the life of the storage area at Conda from one year to 10 years, based on current production capacity;

■
North America Wholesale additional sustaining capital for plant sites totaling $27-million. This is on-going sustaining capital to ensure the continued safe and efficient operation of our facilities; and,

■	Retail sustaining capital of $16-million relates to numerous retail centre projects as well as building and equipment costs.

We are planning for a $77-million investment capital program for 2005. The most significant projects include:

■
ESN 150 Project, which involves the construction of a new coating plant capable of converting the production from one existing urea granulation train at Carseland (150-thousand tonnes per year) to ESN® product. Total project costs of $45-million are expected with approximately $39-million to be expended in 2005;

■
Vanscoy potash operation expansion to allow for an additional 260-thousand tonnes per year of production capacity by 2007. Total project costs are estimated at $56-million with $23-million to be expended in 2005 pending favorable resolution of tax issues with the Government of Saskatchewan. The project is subject to final government approval and, if approved, is anticipated to be complete by Q4 2006; and,

■
Profertil debottleneck project will increase annual urea production by 20 percent by 2007. Our share of this project is expected to cost $30-million with only $4-million to be incurred in 2005. This project is budgeted subject to a favorable resolution to the Government of Argentina’s investigation of urea pricing and assurance that future pricing in Argentina will be market-based and gas contracts will be negotiated.

To the extent that these projects proceed to construction, we expect to finance these projects through existing cash balances and cash provided from operating activities.

Management’s Discussion & Analysis 2004 ANNUAL REPORT 45

Liquidity

Based on current projections, our liquid resources, together with expected future cash flows provided from operating activities, are expected to be more than sufficient to meet our future requirements and obligations discussed above. At December 31, 2004, these resources consisted of the following:

	Currency Denomination	U.S. Dollar Equivalent
		(millions of U.S. dollars)

Cash and short-term investments	U.S. Dollars	403

	Canadian Dollars	18

	Argentine Pesos	4

Short-term bank lines (unused)(a)	U.S. Dollars	464

	Argentine Pesos	10

Other non-cash working capital(b)	U.S. Dollars	359

		1,258

(a)	Unused amounts are net of letters of credit outstanding as at December 31, 2004
(b)	As discussed on page 48, we have an asset securitization program in place in the amount of $125-million

Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider other sources of financing.

In January 2005, we issued a redemption notice pursuant to which we will redeem our $175-million, eight percent redeemable preferred securities for cash on February 14, 2005. The redemption price will equal the principal amount of the securities plus accrued and unpaid interest to the date of redemption. As explained on page 51, these preferred securities were reclassified to debt effective January 1, 2005. In connection with the redemption, we will record a loss on extinguishment of debt in the first quarter of 2005 in the amount of approximately $3-million, representing the unamortized portion of the debt issuance costs, net of tax. Earnings will benefit in future periods by lower interest charges.

Argentina repatriation conditions

Argentina has no current restrictions on currency transferability or convertibility. Dividends are not subject to Argentine tax to the extent they are paid from retained earnings of our Argentine subsidiary, ASP, and our Argentine joint venture, Profertil.

In the event dividends are paid in excess of retained earnings, there would be a 10 percent withholding tax levied in Argentina.

Financing activities and financial position

One of our primary goals over the last three years had been to strengthen our financial position. Improved operating conditions in all areas of our business as well as specific steps we have taken have allowed us to achieve this goal and build a substantial cash reserve of $425-million for growth opportunities and settling other obligations.

In addition to scheduled repayments of our long-term debt instruments, we took the following steps:

■
Entered into a $450-million three-year syndicated revolving unsecured credit facility which replaced existing credit facilities expiring in 2004 totaling $281-million. In addition to improved pricing and terms, the extended term and higher borrowing limits of the new facility complements our growth strategy and provides us with increased liquidity and flexibility for short-term borrowings; and,

■	Redeemed $50-million, six percent convertible redeemable preferred shares through the issuance of 4.18 million common shares in January 2004.

At December 31, 2004 our debt-to-debt plus equity ratio was 35 percent down from 47 percent in 2003 and from 50 percent in 2002. Our market value debt-to-debt plus equity ratio was 21 percent at December 31, 2004.

Financial covenants
Our credit facilities, debentures and senior notes require us to maintain certain financial ratios and other covenants customary for these types of agreements.

Within our new $450-million bank credit facility, the principal financial covenants are:

■	Funded debt-to-capital ratio of not more than 57.5 percent; and,

■	EBITDA to interest expense ratio of not less than 3.0.

At December 31, 2004, our funded debt-to-capital ratio, as defined in our bank credit facility agreement, was approximately 15 percent and our EBITDA to interest ratio was approximately 11. There have been no changes during the year to the covenants contained in the debenture and senior note agreements. At December 31, 2004, we were in compliance with all of our covenants, and we believe that we will be in compliance with our covenants in 2005 and the foreseeable future.

46  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Debt ratings

As a result of the improved outlook for our industry in 2004, and the substantial improvement in our liquidity, in April of 2004, Standard & Poor’s Ratings Services revised our long-term outlook to BBB stable from BBB negative.

On February 7, 2005, Moody’s Investors Services revised our long-term outlook to Baa2 stable from Baa2 negative.

As at December 31, 2004, our debt instruments and preferred securities were rated by the principal bond rating services as follows:

	Senior Unsecured Notes and Debentures	Preferred Securities

Moody’s Investors Services	(Baa2)	(Baa3)

Dominion Bond Rating Service	(BBB)	(Pfd - 3Y)

Standard & Poor’s Ratings Services	(BBB)	(BB+)

Outstanding shares and preferred securities

The number and outstanding principal amount of outstanding shares and preferred securities as at January 31, 2005 are as follows:

			Market
	Number of Shares	Principal Amount	Trading Value
	(millions)	(millions of U.S. dollars)	(millions of U.S. dollars)

Common shares	132	553	2,133

Eight percent non-convertible preferred securities(a)	7	175	179

(a)	Securities were reclassified to debt effective January 1, 2005 in accordance with Canadian GAAP and will be redeemed for cash on February 14, 2005

Future cash requirements

Our existing obligations and commitments requiring future outlays of cash are comprised of the following:

■	Aggregate contractual obligations with legally binding terms;

■
Other obligations; including asset retirement obligations and environmental remediation liabilities, where the extent, timing, or amount of the obligations may be determined by some future event that cannot be determined with substantial accuracy;

■	Employee future benefit obligations;

■	Capital expenditure commitments;

■	Preferred securities charges up to redemption on February 14, 2005 and common share dividends; and,

■	General operating requirements including interest payments, income and other taxes payable and peak seasonal working capital requirements.

Obligations

Contractual obligations
As at December 31, 2004, our aggregate contractual obligations were comprised of the following:

	Payment due by period:
	Less than	One-three	Four-five	After five
(millions of U.S. dollars)	one year	years	years	years	Total

Long-term debt(a)	60	141	30	363	594

Operating leases(b)	45	62	23	15	145

Purchase obligations(c)(d)(e)(f)	584	171	103	127	985

Total	689	374	156	505	1,724

(a)	Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions (See financial covenants on page 46).
(b)	Includes short-term leases for railcars and distribution facilities in North America Wholesale, vehicles and application equipment in North America Retail, and other computer equipment leases.
(c)
Includes minimum commitments for North America natural gas based on prevailing NYMEX forward prices at December 31, 2004. We commit to purchase a large percentage of our production volume requirements for the next year at floating prices, and actual prices may differ.

(d)
Liquid markets exist for the possible resale of North America Wholesale natural gas, sulphuric acid and power purchased under the majority of these commitments, but gains or losses could be incurred on resale.

(e)	Includes our 50 percent share of Profertil’s annual gas purchase commitments of $249-million.
(f)	Purchase obligations exclude employee future benefits, for which employer contributions are expected to be $6-million to $11-million in 2005.

Management’s Discussion & Analysis  2004 ANNUAL REPORT  47

Other long-term obligations
As at December 31, 2004, our other liabilities included balances related to asset retirement obligations and environmental remediation liabilities and shutdown costs. Estimated timing and amount of cash outflows associated with these liabilities are as follows:

	Payment due by period:
	Less than	Six – 10	11 – 15	After 15
(millions of U.S. dollars)	six years	years	years	years	Total

Asset retirement obligations(a)	26	11	55	556	648

Environmental remediation liabilities and shutdown costs	78	35	11	21	145

Total	104	46	66	577	793

(a)
Represents the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $52-million at December 31, 2004. See note 15 to our 2004 consolidated financial statements for further discussion of asset retirement obligations.

Off balance sheet financing arrangements

Asset securitization
Under our North American receivables securitization facility, certain of our U.S. subsidiaries may sell up to $125-million of eligible accounts receivable on a non-recourse basis. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2007 and may be terminated earlier by either party. Accounts receivable sold and fees and expenses paid under this program are summarized in note 7 to our 2004 consolidated financial statements. Due to our strong cash position, we did not utilize this securitization facility in 2004.

The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program.

Derivative instruments
We can enter into derivative financial contracts to help us manage volatility in natural gas, foreign exchange rates and interest rates. A formalized hedging policy has been implemented by our Hedging Committee, which operates under authorities and limits approved by the Board of Directors.

The authority and limits specify the percentage of Agrium’s natural gas requirements, currency exposure and interest rates that may be hedged over specified time frames, acceptable counter-parties and counter-party exposure limits based on credit ratings.

Agrium’s accounting policy for derivative instruments and its derivative positions are described in note 1 and note 21 to our 2004 consolidated financial statements.

Related party transactions
We use Canpotex, a potash export and marketing company owned in equal shares by Agrium and two other Saskatchewan potash producers, to market our potash overseas. Refer to note 24 to our 2004 consolidated financial statements for further information on transactions and balances with Canpotex.

48  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Our accounting policies

Our financial statements and accounting policies are presented in accordance with Generally Accepted Accounting Principles (GAAP) in Canada. A complete explanation of differences between Canadian and U.S. GAAP is provided in note 25 to our 2004 consolidated financial statements, and a full discussion of our significant accounting policies is provided in note 1 to our 2004 consolidated financial statements.

Application of certain accounting policies requires us to make assessments as to the outcome of future events that may have a material effect on current or future earnings. We make these estimates based on technological assessment, the most recent information available to us as well as considering historical trends. Changes in estimates that may have a material impact on our results are discussed in the context of the underlying financial statement to which they relate.

Critical accounting policies

We consider an accounting policy to be critical if:

■	It requires assumptions to be made that were uncertain at the time the estimate was made; and,

■	Changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations or financial condition.

The following discussion presents information about our most critical accounting policies:

Plant, property and equipment

We record plant, property and equipment at cost and include the cost of replacements and betterments. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services as well as interest capitalized during construction.

There are two key areas requiring significant estimates in the application of our plant, property and equipment policy. These are in the determination of possible impairment and the estimating of the useful lives of assets.

Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating, and its “fair value”. Fair value can be affected by a number of factors such as new technology, market conditions for our products, availability of raw material inputs and estimated service lives of the assets. We review the carrying value of our plant, property and equipment on a regular basis, and where it exceeds fair value we consider the asset to be impaired. If impairment has occurred, an impairment charge is recognized immediately.

We depreciate our plant, property and equipment based on their estimated service lives, which typically range from three to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the useful lives of our assets and these factors are constantly changing. We therefore periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.

Asset retirement obligations and
environmental remediation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The obligation is measured at fair value and is adjusted in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset. As at December 31, 2004, the discounted carrying value of these obligations was $52-million, using discount rates ranging from seven and one-half percent to eight percent.

Environmental remediation liabilities relating to existing conditions caused by past operations are expensed based on our best estimate of undiscounted future costs when remediation efforts are probable, and the costs can reasonably be estimated based on current law and existing technologies. As at December 31, 2004, accruals for environmental remediation liabilities totaled $112-million.

Estimating the cost of both asset retirement obligations and environmental remediation liabilities requires extensive judgment about the nature and timing of work to be carried out in view of present environmental laws and regulations and these estimates are subject to considerable uncertainty. Changes in these estimates could have a material impact on our results of operation and financial position.

Management has discussed the development and selection of these critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented above relating to these policies.

Management’s Discussion & Analysis  2004 ANNUAL REPORT  49

Non-GAAP disclosure

In addition to the primary measures of earnings and earnings per share in accordance with GAAP, in this management’s discussion & analysis, we also make reference to EBIT before special items (earnings before interest expense, income taxes, and special items), EBIT (earnings before interest expense and income taxes), and EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). The components of these measures are calculated in accordance with GAAP, but EBIT before special items, EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable with that of other companies. Accordingly, EBIT before special items and EBIT should not be used as an alternative to net earnings (loss) as determined in accordance with GAAP, and similarly, EBITDA should not be used as an alternative to cash provided by (used in) operations.

EBITDA is used extensively in our financing covenants and performance incentive programs, and we consider them to be useful disclosure for this reason. In addition, business segments and income tax jurisdictions are not synonymous, and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business segments. Similarly, financing and related interest charges cannot be attributed to business segments on a meaningful basis that is comparable to other companies.

The following is a reconciliation of these key non-GAAP measures to net earnings (loss) and net earnings (loss) per share as calculated in accordance with GAAP:

		Wholesale
		North	South			Per
(millions of U.S. dollars except per share amounts)	Retail	America	America	Other	Consolidated	share

2004

EBITDA	99	465	98	(39)	623

Less depreciation and amortization	18	116	15	7	156

Less special items:

Kenai award and settlement	-	86	-	-	86

EBIT before special items	81	263	83	(46)	381

Plus special items:

Kenai award and settlement	-	86	-	-	86

EBIT	81	349	83	(46)	467

Interest expense					(55)

Income taxes					(136)

Net earnings					276	2.04

2003

EBITDA	85	285	78	(52)	396

Less depreciation and amortization	19	99	15	7	140

EBIT before special items	66	186	63	(59)	256

Less special items:

Asset impairment	-	235	-	-	235

EBIT	66	(49)	63	(59)	21

Interest expense					(63)

Income taxes					21

Net loss					(21)	(0.25)

2002

EBITDA	98	142	16	(44)	212

Less depreciation and amortization	21	102	18	7	148

EBIT	77	40	(2)	(51)	64

Interest expense					(68)

Income taxes					4

Net loss					-	(0.08)

50  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Accounting policy changes

There were no accounting policy changes during 2004, however, the following policies were adopted or modified during the two-year period ended December 31, 2004:

Stock-based compensation
In the fourth quarter of 2003 we began prospectively expensing the fair value of stock options granted in 2003 and thereafter. In accordance with the prospective method of adoption, no expense was recorded for options granted prior to 2003, but the pro-forma effect on prior years is disclosed in note 18 to our 2004 consolidated financial statements.

Asset retirement obligations
 In the fourth quarter of 2003, we early-adopted the new Canadian GAAP standard for asset retirement obligations. The change in accounting policy was recorded retroactively. Under this standard, the fair value of anticipated asset retirement obligations is capitalized as part of the carrying value of the asset and depreciated over its useful life. The net present value of the corresponding liability is recognized immediately and accreted by a charge to earnings over the useful life of the asset. The effect of this change is disclosed in note 2 to our 2004 consolidated financial statements.

New accounting standards

Classification of liabilities and equity
As a result of continuing efforts to harmonize Canadian and U.S. GAAP, the Canadian Institute of Chartered Accountants amended its standard on the disclosure of financial instruments.

Under the new provisions, we reclassified our eight percent preferred securities as debt effective January 1, 2005. Upon adoption of the new provisions, dividends previously charged directly to retained earnings, net of tax, will be reflected as interest expense in our consolidated statement of earnings.

The change will be applied retroactively as a change in accounting policy in our 2005 financial statements. Retroactive application will require the restatement of both our six percent preferred securities that were converted to common shares in the first quarter of 2004 as well as our eight percent preferred securities that will be redeemed in February 2005. The retroactive accounting application will cause a decrease in retained earnings of $5-million in 2004 and $4-million in 2003; an increase in other assets of $5-million in 2004 and $6-million in 2003; an increase in future income tax liability of $7-million in 2004 and $6-million in 2003; an increase in other liabilities of $175-million in 2004 and $207-million in 2003; and a decrease in net earnings of $10-million in 2004, $15-million in 2003 and $11-million in 2002. There will be no impact on diluted earnings per share as a result of this change in accounting policy.

As discussed on page 46, in February 2005, we will be redeeming our eight percent preferred securities. Accordingly, only interest expense accrued to the date of redemption will be reflected in our 2005 consolidated statement of earnings.

Forward-looking statements

Except for statements of historical fact, the statements in, or incorporated by reference in, this management’s discussion & analysis constitute forward-looking statements under applicable securities legislation. These forward-looking statements include, but are not limited to, references to:

■	The amount and type of future capital expenditures and capital resources;

■	Future cash requirements and long-term obligation;

■	Effects of the settlement with Unocal;

■	Business strategies and plans for implementing them;

■	Critical priorities for 2005;

■	Competitive strengths, goals, expansion and growth of our business and operations;

■	Innovations in seed crop outputs and future seed volumes, prices and sales;

■	Investigations by the Argentine government into competitive practices;

■	Risk mitigation activities;

■	Plans and references to our future results;

■	Disclosures made under the heading “Our outlook” on pages 52 to 53; and,

■	Industry fundamentals.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this management’s discussion & analysis, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

■	General economic, market and business conditions, including:

■	Supply and demand for fertilizers, seed and crop protection chemicals;
■	supply and demand for grain and other agricultural crops;
■	changes in government agricultural, safety, environmental and other legislation and policies;
■	fluctuations in foreign exchange rates, commodity, feedstock and nutrient prices or other costs that cannot be recovered through nutrient price increases;
■	actions by competitors and others including changes to industry capacity and utilization and product pricing;
■	performance by customers, suppliers, personnel and counterparties to financial instruments; and,
■	changes in capital markets.

■	Weather conditions and seasonal patterns.

Management’s Discussion & Analysis  2004 ANNUAL REPORT  51

■	General operating risks associated with:

■	investment in foreign jurisdictions;
■	the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets;
■	ability to transport or deliver production to markets;
■	present and discontinued mining operations;
■	labour disruptions.

■	Strategic risks including:

■	our ability to implement our business strategy;
■	results of our risk mitigation strategies, including hedging and insurance;
■	uncertainty as to the feedstock reserves owned or otherwise available to us;
■	our ability to integrate any assets we may acquire or the performance of those assets;
■	the opportunities, or lack of opportunities, that may be presented to and pursued by us;
■	technological changes; and,

Other factors, many of which are beyond our control. Consequently, all of the forward-looking statements made in or incorporated by reference in this management’s discussion & analysis are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.

We do not undertake any obligation to update forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

Our outlook

Grain supply and demand outlook

The USDA is forecasting a nine percent (164-million tonnes) increase in global grain production for the 2004 – 2005 crop season. This is the first time in the last five years that production is expected to exceed consumption. However, global grain consumption growth remains strong, and this is expected to limit the increase in ending grain stocks. A large global crop will be required again in the 2005 – 2006 crop season to keep pace with growing world demand.

We anticipate crop prices in the spring of 2005 will be lower than in the spring of 2004 because of the recent increase in global and U.S. grain and oilseed production. However, as global grain stocks as a percentage of use remain low compared to historical levels, there should be some improvement in grain prices from the lows experienced during the fall of 2004 and similar levels of planted acres for 2005.

The discovery of the Asian Rust disease in late 2004 in some U.S. soybean fields is expected to have a negative impact on U.S. soybean acres in 2005 because of the threat of higher production costs and lower yields. Asian Rust has been a common disease in soybean fields elsewhere in the world but had not previously been detected in the U.S. The disease can be controlled through fungicide treatment, but these additional costs may discourage some farmers from soybeans. Increased fungicide treatment may be positive for U.S. retailers such as Agrium. If acres are switched from soybeans, they are likely to move to corn and cotton, which is expected to have a positive impact on the demand for nitrogen fertilizers.

The U.S. farm economy remains robust with back-to-back years of record farm income in 2003 and 2004. Record yields in 2004 and government price support programs should lead to another strong US farm income year for 2005, further supporting demand for agricultural inputs.

The Canadian farm economy continues to be negatively impacted by the U.S. import restrictions of Canadian cattle as well as weather related issues in Western Canada. However, the U.S. – Canada border is slated to re-open in March 2005. A return to normal moisture conditions allowed for above average crop production in 2004. However, early winter conditions negatively impacted crop quality and delayed harvest progress throughout the fall. This should benefit the spring season of 2005 as fall nutrient application rates were below normal.

In South America, the challenges of macro-economic reform remain, but unemployment and inflation are continuing to improve, driven in part by the strong agricultural sector. The Argentine peso has also stabilized against the U.S. dollar and we expect it to trade in a relatively narrow range for 2005.

52  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Global nutrient supply and demand outlook

Despite some erosion in grain prices in the latter part of 2004, demand for agricultural nutrients remains strong in many key regions of the world. Farmers in many countries are shielded from lower global crop prices by government policies and programs.

U.S. nutrient demand in 2005 is expected to remain similar to last year, as acreage for the major crops should be largely unchanged. Application rates should be supported in 2005 by strong farm incomes and significant nutrient uptake from the soil in 2004. The growth rate in nutrient demand in some parts of the world may be impacted by the lower soybean and corn prices, particularly in countries like Brazil. However, this may only be noticeable in the latter half of the year and if Northern Hemisphere crops produce another bumper crop next year. Furthermore, world corn prices may start to improve in the spring of 2005 compared to their post harvest lows of 2004.

Growth in global industrial demand for nitrogen, phosphate and potash is also expected remain strong as the world economies continue to grow.

Nitrogen
We expect the global nitrogen supply and demand balance to remain tight throughout 2005. No new dedicated ammonia facilities are scheduled to come on stream until late 2005 or early 2006, however production from a new Oman ammonia-urea facility may negatively impact the ammonia market as the ammonia plant is brought into production in advance of the urea plant. International ammonia prices were also at record levels in 2004 in a market that is more thinly traded than urea.

We anticipate a net increase in urea production capacity of 2.4-million tonnes for 2005, but we are also forecasting an increase in demand of 2.9-million tonnes. China announced the removal of the 11 percent VAT rebate on urea exports and imposed the equivalent of a $31.50 per tonne tax on Chinese exports, effective January 1, 2005. This should be a positive development for international urea prices.

In North America and Europe, continuing high natural gas prices may limit the ability of some producers to compete with lower-cost production from other areas with access to low-cost natural gas.

Phosphate
Global phosphate demand growth is expected to exceed the change in capacity in 2005. Over the short term, the majority of new global capacity is forecast to occur in China, where new capacity is expected to be partially offset by closures of lower grade phosphate facilities. Increased global demand and capacity closure are expected to more than offset these capacity increases. In North America, industry consolidation may provide additional stability to the market.

Potash
The combination of strong demand growth in 2003 and 2004 and limited new capacity additions have resulted in a considerable tightening of the global potash market. The potash market is expected to remain tight in 2005 with the increase in potash demand forecast to exceed the increase in capacity. Higher production rates from existing mines will be required to meet the continued growth in potash demand.

Distribution and Retail

Spring 2005 agricultural demand for crop nutrients in North America is expected to be strong. The opportunity for fall application in both the U.S. and Canada was reduced by wet weather conditions in both countries. Meanwhile, nutrient removal in 2004 was significant due to the high crop yields. This should lead to large volumes for spring nutrient application, which will place pressure on the North American distribution and retail system. In addition, North America is expected to increase its reliance on offshore nitrogen imports to meet much of its domestic consumption, and this will put additional strain on the North American distribution and retail system.

The discovery of Asian rust in certain soybean growing areas of the U.S. could lead to an increased need for fungicide application for prevention and control of the disease. This development may increase chemical sales for North American retailers.

Management’s Discussion & Analysis  2004 ANNUAL REPORT  53

Business risks

Similar to other agricultural based companies, we are exposed to various risks and uncertainties in the normal course of our business that can cause variations in our results of operations and affect our financial condition.

In 2004, we enhanced our enterprise risk management process for the management of risks facing our company. Under this process, each department and operating segment of our business is required to formally identify all significant risks, together with the cause of such risks, which they face in their day-to-day activities. These risks are then prioritized in accordance with their potential impact on our business, and the likelihood of occurrence. Mitigating actions that can be taken to reduce exposure are identified. From this process, we are able to establish a detailed risk profile of our business and develop strategies to mitigate the risks. The enterprise risk exposures and mitigation plans are reviewed and approved on an annual basis by the senior leadership of the Company and reviewed annually with our Board of Directors.

Each department monitors risks and mitigating actions and formally reviews the risk profile and mitigation plan on a quarterly basis.

In some cases, financial risk can be reduced through insurance or hedging programs but these programs can be costly in relation to the risks insured, and coverage may only be partial. In other cases, risk management may involve far-reaching strategic decisions with long-term consequences. We also believe that acceptance of some risk is necessary to be successful in achieving our vision.

The following is a discussion of the key business risks which we have identified through this process and the strategies we adopt to mitigate them. However, it should not be assumed that the process will identify and eliminate all risks, or that strategies adopted to mitigate them will be successful.

Product price risk

The wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, and product prices can be volatile.

Mitigating factors and strategies:

■
The product diversity of our wholesale business (nitrogen, potash, phosphate, sulphur) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category;

■	The geographic diversity of our customer base (North America, international) reduces the impact of poor economic, crop or weather conditions in any one region;

■	Our customers have diverse end uses for our products (agriculture and industrial); and,

■	We have an extensive retail business that provides stability to our cash flows and earnings. Within our retail business, we have further mitigating factors including:

■	Product and service diversity (fertilizer, chemical, seed and application services); and,
■	Geographic diversity (broad regional U.S. markets, South America).

Natural gas price and supply risk

Natural gas is the principal raw material used to manufacture nitrogen. Natural gas is subject to price volatility that can be reflected in our selling prices in periods of tight supply and demand, but these conditions do not always prevail.

Mitigating factors and strategies:

■	In the long-term, locating or acquiring our facilities in areas of long-term supplies of lower-cost trapped natural gas;

■	In the short-term, we use derivative instruments and other contractual arrangements;

■	Our practice of adjusting our production rates and sourcing supply for our customers from purchased product when conditions dictate reduces our exposure to high natural gas costs; and,

■	The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than other competitors who produce and sell in North America.

During 2004, we settled our longstanding dispute with Unocal over gas supply issues for our Kenai facility. The settlement agreement established a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005. It is our expectation we will close the Kenai facility in November 2005 unless alternate economic gas supplies can be obtained.

Weather risk

Anomalies in international and regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, which in turn has an impact on our prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.

54  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Mitigating factors and strategies:

■	We utilize long-range weather outlooks in our planning and may adjust production levels accordingly;

■
Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season; and,

■
Geographic diversity of our wholesale markets and our retail facilities affords some protection against regional weather patterns, and we also strive to mitigate our exposure through sales to industrial customers, which represents approximately 12 percent of our Wholesale net sales.

Transportation disruption risk

Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our wholesale marketing operations.

Mitigating factors and strategies:

■	We develop detailed forecasts of product movement needs for each facility and transportation carrier;

■	Mutually beneficial long-term relationships with major carriers are continually developed and maintained;

■	Some of our production facilities are serviced through multiple carriers and modes of transportation; and,

■	We maintain multiple supply points, in case transportation disruption occurs at a particular facility.

Country risk

We have significant operations in Canada, the U.S. and Argentina and expect to further expand our international operations. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency and political risks.

Mitigating factors and strategies:

■	We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate;

■	We hire personnel located in the foreign country or who have operating experience in the foreign country;

■	Non-recourse project financing with consortiums of international banks is obtained where appropriate; and,

■	We maintain excess cash related to international operations in U.S. dollars to the extent practicable.

Foreign exchange risk

A significant shift in value of the Canadian dollar against the U.S. dollar could impact the earnings in our Canadian operating subsidiaries, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars.

Mitigating factors and strategies:

■	Exposure to currency fluctuations is partially managed through our currency hedging programs; and,

■
The cost of natural gas in our Canadian operations provides a partial natural hedge when the Canadian dollar strengthens. The Canadian natural gas purchases are denominated in Canadian dollars referenced to the AECO gas price. The natural hedge is created because the AECO gas reference price substantially correlates, with a basis differential, to the U.S. dollar denominated NYMEX gas price.

Legislative tax risk

Tax risk includes failure to comply with tax laws in the jurisdictions in which we operate.

Mitigating factors and strategies:

■	Our tax department proactively participates in tax and industry organizations and maintains an extensive network of tax consultants;

■	In our international activities, we attempt to partner with reputable firms with experience in the foreign countries; and,

■	We have centralized responsibility and oversight of all tax filings.

Counterparty risk

We face the risk of loss should a counterparty be unable to fulfil its obligation with respect to accounts receivable or other contracts, including derivative hedging contracts.

Mitigating factors and strategies:

■	We have established credit procedures that include rigorous assessment of counterparty’s credit-worthiness and adherence to credit limits;

■	For derivative hedging contracts, we have established counterparty trading limits and netting agreements; and,

■	In our Retail segment, we service customers in diverse geographic markets, which reduces the impact of poor economic or poor crop conditions in any particular region.

Management’s Discussion & Analysis  2004 ANNUAL REPORT  55

Security risks

We face security risks associated with our facilities and some of our products.

Mitigating factors and strategies:

■	We continue to work with industry associations, law enforcement and government agencies to ensure our facility and product security requirements are identified and addressed;

■	We have developed and implemented a system to proactively identify and manage chemical exposure health risks;

■	We have implemented a delivery monitoring system for ammonium nitrate wherein we track all shipments and verify receipt with the customer;

■	We have implemented a carrier verification system for all products wherein we examine carrier identification and verifications prior to loading product from our plants and terminals; and,

■	Our facilities have developed security plans with security measures, which can be implemented in response to real or perceived security threats.

Workplace health and safety risks

Workers face health and safety risks arising from their normal work activities, and we are committed to the health and safety of our employees, our customers and communities in which we operate.

Mitigating factors and strategies:

We use a three-part approach to mitigate environment, health and safety risks:

■
We have established a strong Environmental, Health & Safety policy (EH&S Policy) and have developed a management system to implement the EH&S Policy. Our Environment, Health & Safety Management System (EMS) addresses the following key points:

■	Health and safety responsibilities and accountabilities;
■	Continuous improvement processes;
■	Goal setting and planning;
■	Security;
■	Audits and inspections;
■	Emergency response and crisis management;
■	Incident reporting, investigation, analysis and corrective actions;
■	Industrial hygiene and occupational health; and
■	Waste management.

■	We deploy the necessary expertise and resources to ensure that regulatory and system requirements are understood, in-place, current and effective; and,

■	We have regular audits of external regulatory and internal system requirements and process safety. Corrective actions are monitored for effective and timely closure.

56  2004 ANNUAL REPORT  Management’s Discussion & Analysis

Financial statements
and notes

Management’s report to the shareholders

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management and the audited consolidated financial statements are approved by the Board of Directors of the Corporation. The financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. The Corporation has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the financial statements. KPMG LLP, an independent firm of chartered accountants, has been appointed by the shareholders as external auditors of the Corporation. The Auditors’ Report to the Shareholders, which describes the scope of their examination and expresses their opinion, is presented below.

The Audit Committee of the Board of Directors, whose members are unrelated and independent of management, meets at least four times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

Michael M. Wilson President & Chief Executive Officer Calgary, Canada February 9, 2005	Bruce G. Waterman Senior Vice President, Finance & Chief Financial Officer

Auditors’ report

We have audited the consolidated balance sheets of Agrium Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
February 9, 2005

Financial Statements and Notes  2004 ANNUAL REPORT  57

Consolidated statements
of operations and retained
earnings

Years ended December 31	2004	2003	2002

(millions of U.S. dollars, except per share amounts)

Sales	3,001	2,630	2,198

Direct freight	163	131	115

Net Sales	2,838	2,499	2,083

Cost of product	1,928	1,760	1,564

Gross profit	910	739	519

Expenses (income)

Selling, general and administrative	301	286	246

Depreciation and amortization	156	140	148

Kenai award and settlement (note 3)	(86)	-	-

Asset impairment (note 9)	-	235	-

Royalties and other taxes	29	17	19

Other expenses (note 4)	43	40	42

Earnings before interest expense and income taxes	467	21	64

Interest on long-term debt	51	58	59

Other interest	4	5	9

Earnings (loss) before income taxes	412	(42)	(4)

Current income taxes (note 5)	99	22	(21)

Future income taxes (reduction) (note 5)	37	(43)	17

Income taxes	136	(21)	(4)

Net earnings (loss)	276	(21)	-

Retained earnings – beginning of year	145	191	245

Change in accounting policy (note 2)	-	-	(29)

Common share dividends declared	(14)	(14)	(14)

Preferred securities charges	(9)	(11)	(11)

Retained earnings – end of year	398	145	191

Earnings (loss) per share (note 6)

Basic	2.04	(0.25)	(0.08)

Diluted	1.91	(0.25)	(0.08)

See accompanying notes

58  2004 ANNUAL REPORT  Financial Statements and Notes

Consolidated statements
of cash flows

Years ended December 31	2004	2003	2002

(millions of U.S. dollars, except per share amounts)

Operating

Net earnings (loss)	276	(21)	-

Items not affecting cash

Depreciation and amortization	156	140	148

Asset impairment (note 9)	-	235	-

Kenai award and settlement (note 3)	(36)	-	-

Proceeds on settlement (note 3)	25	-	-

Gain on disposal of assets and investments	(6)	(5)	-

Future income taxes (reduction) (note 5)	37	(43)	17

Foreign exchange	(5)	(8)	14

Net changes in non-cash working capital

Accounts receivable	(52)	(98)	1

Inventories	(83)	12	43

Prepaid expenses	4	(25)	(4)

Accounts payable and accrued liabilities	69	12	19

Income and other taxes payable	54	(15)	(14)

Other operating	10	2	-

Cash provided by operating activities	449	186	224

Investing

Capital expenditures	(82)	(99)	(52)

Decrease (increase) in other assets	(14)	3	2

Proceeds from disposal of assets and investments	10	12	9

Net change in non-cash working capital	-	26	9

Other	7	10	3

Cash used in investing activities	(79)	(48)	(29)

Financing

Common shares	12	6	108

Bank indebtedness repayment	-	(1)	(211)

Long-term debt repayment	(134)	(27)	(9)

Common share dividends - paid	(14)	(14)	(14)

Preferred securities charges paid	(9)	(11)	(11)

Cash used in financing activities	(145)	(47)	(137)

Increase in cash and cash equivalents	225	91	58

Cash and cash equivalents - beginning of year	200	109	51

Cash and cash equivalents - end of year	425	200	109

Dividends per common share for the year	0.11	0.11	0.11

Supplemental cash flow disclosure

Interest paid	60	61	67

Income taxes paid (received)	42	30	(6)

See accompanying notes

Financial Statements and Notes  2004 ANNUAL REPORT  59

Consolidated balance sheet

Years ended December 31		2004	2003

(millions of U.S. dollars)

ASSETS
Current assets

Cash and cash equivalents		425	200

Accounts receivable (note 7)		388	314

Inventories (note 8)		447	368

Prepaid expenses		56	60

		1,316	942

Property, plant and equipment (note 9)		1,239	1,260

Other assets (note 10)		77	71

Future income tax assets (note 5)		24	-

		2,656	2,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Accounts payable and accrued liabilities (note 12)		472	404

Current portion of long-term debt (note 13)		60	121

		532	525

Long-term debt (note 13)

Recourse debt		471	503

Non-recourse debt		69	111

		540	614

Other liabilities (note 14)		257	181

Future income tax liabilities (note 5)		201	132

		1,530	1,452

Shareholders’ equity

Share capital (note 17)

Authorized: unlimited common shares and preferred securities

Issued and outstanding:

Common shares:	2004 - 132 million (2003 - 127 million)	553	490

Preferred securities:	eight percent redeemable: 2004 - seven million (2003 - seven million)	172	172

	six percent convertible, redeemable: 2004 - nil (2003 - two million)	-	50

Contributed surplus		2	1

Retained earnings		398	145

Cumulative translation adjustment		1	(37)

		1,126	821

Subsequent event (note 17)

Commitments (note 19)

Contingencies (note 20)

		2,656	2,273

See accompanying notes

APPROVED BY THE BOARD:

Mike W. Wilson Director	Harry G. Schaefer Director

60  2004 ANNUAL REPORT  Financial Statements and Notes

Notes to the consolidated
financial statements

1. Accounting Policies

Principles of consolidation and preparation of financial statements
These consolidated financial statements are prepared and reported in U.S. dollars in accordance with accounting principles generally accepted in Canada (Canadian GAAP) and, except as outlined in note 25, are in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

The consolidated financial statements of the Corporation include the accounts of Agrium Inc., its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of Profertil S.A. Intercompany transactions and balances are eliminated.

The underlying financial records contain amounts based on informed estimates and best judgments of management. Certain comparative figures have been reclassified to conform to the current year’s presentation.

Cash and cash equivalents

Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are stated at cost, which approximates fair value.

Inventories

Wholesale inventories, consisting primarily of fertilizers, operating supplies and raw materials, include both direct and indirect production costs and freight to transport the product from the production facility to the final warehouse facility. Fertilizers include the Corporation’s completed product as well as work in process. Operating supplies include catalysts used in the Wholesale production process, materials used for maintenance and repairs and other supplies. Wholesale inventory is valued at the lower of weighted average cost and net realizable value.

Retail inventories are recorded at the lower of purchased cost on a first in, first out basis, and net realizable value and include the cost of delivery to move the product to the respective farm centre.

Property, plant and equipment

Property, plant and equipment are recorded at cost and include the cost of replacements and betterments.

Depreciation is calculated using the straight-line method based on the estimated service lives of the respective assets, ranging from three to 25 years.

Management reviews property, plant and equipment on an ongoing basis to determine if circumstances indicate impairment in the carrying value or changes in the estimated useful life of the asset. If impairment has occurred, an impairment charge is recognized as an asset impairment expense in the amount that the carrying value of the asset exceeds its fair value. Where the estimated useful life changes, depreciation is adjusted prospectively.

Facility costs

Costs incurred during the shutdown of a production facility for periodic scheduled maintenance (a turnaround) are deferred and charged to production costs on a straight-line basis over the period until the next scheduled turnaround, generally one to four years. Unamortized costs that will be charged to production costs within one year of the balance sheet date are included in prepaid expenses, and all other costs are included in other assets. Costs incurred during an extended shut down, due to market conditions or facility failure, are charged to other expense.

Other assets

Other assets include value-added tax, long-term receivables, deferred costs and investments in associated companies. Value-added tax assets relate to South America operations and are accumulated on the balance sheet as costs are incurred and are recovered against future value-added taxes collected by the Corporation and due to the government.

Investments in companies where the Corporation has the ability to exercise significant influence, which is generally evidenced by ownership of between 20 percent and 50 percent of the equity, are carried on the equity basis of accounting. The Corporation’s share of earnings is included in other income. Investments where the Corporation does not exercise significant influence are accounted for using the cost method.

Financial Statements and Notes 2004 ANNUAL REPORT  61

Notes to the consolidated
financial statements

Employee future benefits

The Corporation maintains both defined benefit and defined contribution pension plans in Canada and in the United States, which are either contributory or non-contributory with regard to participants. The majority of employees are members of defined contribution pension plans. The Corporation also maintains health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. The pension plan and post-retirement benefit costs are determined annually by independent actuaries and include current service costs and a provision for the amortization of prior service costs.

The Corporation has additional non-contributory defined benefit and defined contribution plans for senior management, which provide supplementary pension benefits.

Employee future benefits are funded by the Corporation and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, experience gains or losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Corporation to defined contribution employee future benefit plans are expensed as incurred.

Environmental remediation

Environmental costs that relate to current operations may be expensed or capitalized. Expenditures that relate to existing conditions caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity and/or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on management’s best estimate of undiscounted future costs.

Asset retirement obligations

The Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined and a legal obligation exists. The liability is measured at discounted fair value and is adjusted to its present value in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

Future income taxes

Future income taxes are recognized for differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed or settled. The effect on future income tax assets and liabilities of a change in rates is included in the period during which the change is considered substantively enacted. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

Revenue is recognized when the product is delivered to the customer or when the risks and rewards of ownership are otherwise transferred to the customer. Transportation costs are recovered from the customer through product or service pricing.

Stock-based compensation

The Corporation has four stock-based compensation plans, which are described in note 18. The Corporation accounts for plans that settle through the issuance of equity using the fair value method, whereby the fair value of the stock-based award is determined at the date of grant using a market-based option valuation model. The fair value of the award is recorded as compensation expense over the vesting period of the award, with a corresponding increase to contributed surplus. On exercise of the award, the proceeds, together with the amount recorded in contributed surplus, are recorded as share capital.

Stock-based plans that are likely to settle in cash or other assets are accounted for as liabilities based on the intrinsic value of the awards. The compensation expense is accrued over the vesting period of the award, based on the difference between the market value of the underlying stock and the exercise price of the award, if any. Fluctuations in the market value of the

62  2004 ANNUAL REPORT Financial Statements and Notes

underlying stock determined based on the closing price of the stock on the last day of each reporting period will result in a change to the accrued compensation expense and is recognized in the period in which the fluctuation occurs.

Derivative financial instruments

Derivative financial instruments are used by the Corporation to manage its exposure to commodity price and foreign exchange rate fluctuations. The Corporation enters into natural gas options and swaps to manage exposure to changes in cash flows related to fluctuation in the market prices for natural gas consumed in operations. The Corporation enters into forward exchange contracts and foreign currency options to manage exposure to changes in cash flows in its Canadian operations related to changes in the Canadian/U.S. dollar exchange rates.

These derivative contracts are initiated within the guidelines of the Corporation’s risk management and hedging policies, which require specific authorization for approval and commitment of contracts. The Corporation formally documents all qualifying relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction.

Hedge accounting is used when there is a high degree of effectiveness between changes in cash flows of the derivative instrument and the cash flows of the hedged item. The Corporation assesses, both at inception of the hedge and on a quarterly basis, the effectiveness of hedge relationships.

Derivative contracts accounted for as hedges are not recognized in the consolidated balance sheets. Gains or losses on these contracts, including realized gains and losses on hedging derivative contracts settled prior to maturity, are recognized when the related hedged transaction is recognized. If effectiveness ceases or the hedge is de-designated, the Corporation discontinues hedge accounting and any subsequent changes in the market value of the derivative contract, are recognized in other expenses in the period of change.

Derivative contracts, which do not qualify as hedges, are recorded at fair value in the consolidated balance sheet. Any changes in the market value of the derivative contracts are recorded in other expenses when those changes occur.

Foreign currency translation

The Corporation’s Canadian operations are considered self-sustaining and are translated into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at period-end exchange rates and items included in the statements of operations and retained earnings and cash flows are translated at the rates in effect at the time of the transaction. The gain or loss on translation is charged to cumulative translation adjustment in shareholders’ equity.

The change in the cumulative translation adjustment of $38-million (2003 - $95-million) is comprised of unrealized currency translation adjustments that arise on the translation to U.S. dollars of assets and liabilities of the Corporation’s self-sustaining operations.

The Corporation’s South America operations are considered integrated and translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations as other expense. While South America Wholesale has always been integrated, prior to October 1, 2003, our South America Retail subsidiary was considered self-sustaining and translated into U.S. dollars using the current rate method. Foreign currency translation of our South America Retail subsidiary was prospectively changed from the current rate method to the temporal method due to a significant change in economic facts and circumstances. The functional currency changed from the Argentine peso to U.S. dollars. The circumstances supporting the change include the transacting of sales in U.S. dollars and the reduction in banking restrictions in Argentina.

Financial Statements and Notes 2004 ANNUAL REPORT  63

Notes to the consolidated
financial statements

2. Changes in Accounting Policies

Stock-based compensation
In the fourth quarter in 2003, the Corporation began expensing stock options on a prospective basis, effective January 1, 2003. Prospective adoption requires that the fair value of stock options granted in 2003 and thereafter be expensed in the financial statements over the option-vesting period. The Corporation will continue to provide pro forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed for stock options granted prior to 2003.

Asset retirement obligations

Effective January 1, 2003, the Corporation early-adopted the new Canadian accounting standard for asset retirement obligations. Previously, when the cost of site restoration exceeded the salvage value of the asset, the Corporation accrued for site restoration costs systematically to the expected settlement amount in the year the obligation was anticipated to settle. Under the new accounting policy, the Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset, and the asset is depreciated over the asset’s estimated useful life. The change in accounting policy was recorded retroactively. The effect of adoption on the balance sheet as at January 1, 2003 is presented below as increases (decreases):

2003

Asset retirement cost, included in property, plant and equipment	28

Accumulated depreciation on property, plant and equipment	6

Asset retirement obligations, included in other liabilities	28

Accumulated accretion of asset retirement obligations, included in other liabilities	7

Site restoration and reclamation, formerly included in other liabilities	(15)

Long-term future income tax liabilities	2

Opening retained earnings	-

Prior period-consolidated balance sheets have been restated.

Site restoration and reclamation expense recorded under the accounting policy for prior periods approximated the depreciation and accretion expense under the retroactive application of the new accounting policy. As a result, prior period statements of operations were not restated.

Goodwill and other intangible assets

Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill. This standard requires that goodwill be subject to an annual impairment test rather than being amortized. In 2002, the Corporation completed the transitional impairment test using a discounted cash flow method for the reporting unit that includes goodwill. The results of the test indicated that goodwill recorded in the Corporation’s phosphate business, which was included in the reportable segment entitled “North America Wholesale”, was impaired. The amount of the impairment represented the entire goodwill balance of $45-million ($29-million net of tax). The resulting impairment loss was recognized as a change in accounting policy and charged to retained earnings as of January 1, 2002.

64  2004 ANNUAL REPORT Financial Statements and Notes

3. Kenai Award and Settlement

The following amounts were recorded during 2004 relating to the arbitration award and settlement of legal claims in our dispute with Union Oil Company of California (Unocal):

2004

Arbitration award	50

Settlement of legal claims	36

86

Arbitration award

During 2004, the Corporation was awarded liquidated damages with respect to a dispute with Unocal over gas supply obligations to our Kenai, Alaska nitrogen facility. The Arbitration Panel awarded the Corporation $37-million plus interest for damages up to April 2004. An additional $4-million was received for the period May to September 2004 and $9-million for the period October to December 2004. The total liquidated damages recorded for the year totaled $50-million.

Settlement of legal claims

In December of 2004, the Corporation settled its dispute with Unocal over obligations under the Purchase and Sale Agreement, pursuant to which the Corporation acquired its Kenai, Alaska nitrogen facility. The settlement agreement establishes a definitive gas supply obligation from Unocal to the Kenai facility up until October 31, 2005.

The net gain of $36-million recorded in the fourth quarter of 2004 was comprised of the following:

2004

Net cash received	25

Earn-out adjustment (2001 – 2004)	81

Adjustments related to termination of gas supply	(70)

Net gain	36

4. Other Expenses

	2004	2003	2002

Interest	(16)	(5)	-

Facility costs	5	10	8

Performance incentives	3	9	-

Environmental remediation and accretion of asset retirement obligation	14	6	10

Foreign exchange	(6)	(8)	14

U.S. dollar forced conversion (a)	-	-	(10)

Kenai, Alaska nitrogen facility earn-out	28	-	-

Other	15	28	20

	43	40	42

(a)
During 2002, Retail collected receivables in their South America operations at rates better than anticipated and recovered $10-million of prior year losses incurred on the conversion of U.S. dollar debts to the Argentine peso on a one-to-one basis.

Financial Statements and Notes 2004 ANNUAL REPORT  65

Notes to the consolidated
financial statements

5. Income Taxes

The major factors that caused variations from the expected combined Canadian federal and provincial statutory income tax rates were the following:

	2004	2003	2002

Earnings (loss) before income taxes

Canadian	132	66	(35)

Foreign	280	(108)	31

	412	(42)	(4)

Statutory rate (%)	41	42	43

Income taxes at statutory rates	170	(18)	(2)

Recognition of previously unrecognized tax assets	(20)	(13)	(4)

Differences in foreign tax rates	(20)	(5)	(10)

Manufacturing and processing allowance	(8)	(5)	6

Resource royalties and allowances	2	6	1

Foreign exchange gains relating to Canadian and Argentine operations	8	9	-

Other	4	5	5

Income taxes	136	(21)	(4)

Current

Canadian	7	(2)	(4)

Foreign	92	24	(17)

	99	22	(21)

Future

Canadian	51	43	-

Foreign	(14)	(86)	17

	37	(43)	17

	136	(21)	(4)

66  2004 ANNUAL REPORT Financial Statements and Notes

The significant components of future income tax liabilities and assets at December 31 are as follows:

	2004	2003

Future income tax liabilities

Depreciation and amortization	196	190

Partnership deferral	95	60

Other	36	39

Total future income tax liabilities	327	289

Future income tax assets

Loss carry forwards expiring through 2011	63	101

Asset retirement obligation and environmental liabilities	57	44

Receivable allowances and accrued liabilities	21	21

Employee future benefits	18	16

Other	14	16

Future income tax assets before valuation allowance	173	198

Valuation allowance	(23)	(41)

Total future income tax assets, net of valuation allowance	150	157

Net future income tax liabilities	177	132

Future income tax assets	(24)	-

Future income tax liabilities	201	132

Net future income tax liabilities	177	132

Financial Statements and Notes 2004 ANNUAL REPORT   67

Notes to the consolidated
financial statements

6. Earnings (Loss) per Share

The following table summarizes the computation of net earnings (loss) per share:

	2004	2003	2002

Numerator

Net earnings (loss)	276	(21)	-

Preferred securities charges (a)	(9)	(11)	(11)

Numerator for basic earnings (loss) per share	267	(32)	(11)

Preferred securities charges (a)	9	-	-

Numerator for diluted earnings (loss) per share	276	(32)	(11)

Denominator

Weighted average denominator for basic earnings (loss) per share	131	126	123

Dilutive instruments

Stock options ((b), (c)	1	-	-

Preferred securities converted to common shares

$175-million, eight percent (b), (d)	12	-	-

$50-million, six percent (b), (e)	-	-	-

Denominator for diluted earnings (loss) per share	144	126	123

Basic earnings (loss) per share	2.04	(0.25)	(0.08)

Diluted earnings (loss) per share	1.91	(0.25)	(0.08)

(a)
Under Canadian GAAP the preferred securities (note 17) are considered equity instruments. The preferred securities charges that have been charged to retained earn- ings are deducted from net earnings (loss) for the computation of basic earnings (loss) per share.

(b)	For diluted earnings (loss) per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings (loss) per share.
(c)
Stock options, using the treasury stock method, with an average share price less than or equal to the average price during the year are considered dilutive and potential common share equivalents are considered outstanding. At December 31, 2004, there were eight million dilutive stock options. At December 31, 2003 and 2002, there were nine million antidilutive stock options.

(d)
This series of preferred securities is redeemable at the option of the Corporation. The redemption price may be paid by issuing common shares as disclosed in note 17. At December 31, 2004, there were seven million dilutive preferred securities. At December 31, 2003 and 2002, there were seven million antidilutive preferred securities.

(e)	This series of preferred securities was converted to common shares in January 2004, as disclosed in note 17. At December 31, 2003 and 2002, there were two million antidilutive preferred securities.

68   2004 ANNUAL REPORT Financial Statements and Notes

7. Accounts Receivable

	2004	2003

Trade accounts	376	297

Allowance for doubtful accounts	(11)	(16)

Rebates and other non-trade accounts	20	25

Income and other taxes	-	7

Other	3	1

	388	314

On an ongoing basis, certain of the Corporation’s U.S. subsidiaries sell their accounts receivable balances to a subsidiary of the Corporation. The subsidiary has an agreement to sell to a financial institution, on an ongoing basis, an undivided percentage interest in this designated pool of receivables, on a non-recourse basis, in an amount not to exceed $125-million. The Corporation has granted a security interest to the financial institution for the sold receivables. The fees and expenses are calculated based on the receivables sold and the prevailing commercial paper rate. The agreement expires in December 2007 and may be terminated earlier by either Agrium, with proper notice, or the financial institution, provided certain conditions are met.

Servicing of the receivables sold is performed by a U.S. subsidiary of the Corporation which charges a fee of two percent of the pool balances. At December 31, 2004 and 2003, the accounts receivable balances sold were nil.

Average monthly receivables sold, fees and expenses incurred on this program for the years ended December 31, were as follows:

	2004	2003	2002

Average monthly receivables sold	-	50	98

Fees and expenses paid	-	1	3

8. Inventories

	2004	2003

Retail

Fertilizers	85	75

Chemicals	88	76

Other	7	15

	180	166

North America Wholesale

Fertilizers	166	98

Operating supplies	63	72

Raw materials	27	25

	256	195

South America Wholesale	11	7

	447	368

Financial Statements and Notes 2004 ANNUAL REPORT   69

Notes to the consolidated
financial statements

9. Property, Plant and Equipment

		2004			2003

		Accumulated			Accumulated
		Depreciation	Net		Depreciation	Net
		and	Book		and	Book
	Cost	Amortization	Value	Cost	Amortization	Value

Land	29	-	29	28	-	28

Building and improvements	328	191	137	308	157	151

Machinery and equipment	2,165	1,168	997	2,020	1,020	1,000

Other	121	45	76	110	29	81

	2,643	1,404	1,239	2,466	1,206	1,260

In the fourth quarter of 2003, the Corporation’s Kenai, Alaska nitrogen facility in the North America Wholesale business unit was determined to be impaired in the amount of $235-million ($140-million net of tax). The asset impairment was calculated as the difference between the carrying amount and the fair value of the Alaskan nitrogen facility. The impairment loss was proportionately allocated to reduce the cost base of the asset categories above.

10. Other Assets

	2004	2003

South America value-added tax and other costs	30	34

Long-term receivables	6	9

Long-term investments	23	12

Other	18	16

	77	71

11. Bank Indebtedness

In May 2004, Agrium Inc. and its wholly owned subsidiary, Agrium U.S. Inc., entered into a $450-million three-year syndicated revolving unsecured credit facility. The new credit agreement replaced Agrium Inc.’s $225-million credit facility due in May 2004 and Agrium U.S. Inc.’s $56-million credit facility due in December 2004.

Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $325-million and $125-million respectively. Interest rates are at either Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin or bankers’ acceptance rate plus a variable margin, at the election of the borrower.

The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.

Profertil S.A.

Profertil has access to short-term borrowings from Argentine financial institutions at prevailing interest rates, based on LIBOR, to fund working capital requirements.

70 2004 ANNUAL REPORT Financial Statements and Notes

12. Accounts Payable and Accrued Liabilities

	2004	2003

Trade	204	161

Accrued liabilities	203	229

Income and other taxes	53	-

Accrued interest payable	12	14

	472	404

13. Long-Term Debt

	2004	2003

Recourse debt

Unsecured

6.86% senior notes due December 29, 2005 to 2007 (a) (c)	45	60

7.06% senior notes due December 29, 2005 to 2010 (b) (c)	86	100

7% debentures due February 1, 2004 (c)	-	75

7.7% debentures due February 1, 2017 (c)	100	100

7.8% debentures due February 1, 2027 (c)	125	125

8.25% debentures due February 15, 2011 (c)	125	125

Secured

Profertil S.A. – Other	-	3

Other	20	20

	501	608

Principal repayments due within one year	30	105

	471	503

Non-recourse debt

Secured

Profertil S.A. – Other (d)	99	127

Principal repayments due within one year	30	16

	69	111

(a)
The notes have three remaining equal annual principal repayments, with the next repayment due December 29, 2005. These notes are guaranteed by Agrium U.S. Inc. and require the Corporation to maintain certain financial ratios and other covenants.

(b)
The notes have six remaining equal annual principal repayments, with the next repayment due December 29, 2005. These notes are guaranteed by Agrium U.S. Inc. and require the Corporation to maintain certain financial ratios and other covenants.

(c)	These notes and debentures require the Corporation to meet certain financial ratios and other covenants.
(d)
The Corporation’s share of amounts outstanding under the credit agreement at December 31, 2004, is $99-million of which $30-million is repayable within one year. At December 31, 2004, amounts outstanding under the credit agreement are broken into tranches of $89-million, $57-million and $50-million, of which the Corporation’s share is 50 percent. The two smaller tranches accrue interest at the LIBOR rate plus a spread. The $89-million tranche accrues interest at a fixed rate. Principal plus accrued interest is repayable in 12 semi-annual installments. The facility matures December 31, 2010.

The Corporation pledged its shares in Profertil to the bank as security in the event of default. The joint venture partners have also entered into an agreement that sets conditions on the transfer of the ownership interests in Profertil for a period of six years commencing from the completion date, which was November 30, 2001.

Financial Statements and Notes 2004 ANNUAL REPORT  71

Notes to the consolidated
financial statements

14. Other Liabilities

	2004	2003

Asset retirement obligations (notes 2 and 15)	52	43

Environmental remediation and shutdown costs	145	87

Employee future benefits (note 16)

Pensions	14	13

Other post-retirement benefits	36	31

Other	10	7

	257	181

15. Asset Retirement Obligations

The Corporation’s asset retirement obligations were applicable and associated with nitrogen, phosphate and potash production facilities, marketing and distribution facilities and phosphate and potash mine assets. These obligations generally relate to dismantlement and site restoration.

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

	2004	2003

Balance, beginning of year	43	35

Foreign exchange translation	2	5

Additions	4	-

Accretion, included in other expenses	3	3

Balance, end of year	52	43

The Corporation estimates that the undiscounted, inflation-adjusted cash flow required to settle the asset retirement obligation is approximately $648-million, which will be settled between 2005 and 2080. Discount rates ranging from seven and one-half percent to eight percent were used to determine the asset retirement obligation.

72  2004 ANNUAL REPORT Financial Statements and Notes

16. Employee Future Benefits

The Corporation’s disclosures for employee future benefits for the year ended December 31, 2004, are measured with information from September 30, 2004.

Obligations and assets

The change in accrued benefit obligations and change in plan assets for the defined benefit pension and post-retirement benefit plans are as follows:

	Defined Benefit Pension Plans			Post-retirement Benefit Plans

	2004	2003	2002	2004	2003	2002

Change in accrued benefit obligations

Balance, beginning of year	127	105	96	40	31	23

Foreign exchange on Canadian obligations	5	10	-	1	2	-

Interest cost	9	7	7	3	2	2

Service cost	6	5	4	3	3	2

Actuarial loss	5	7	3	4	3	5

Curtailment	-	(2)	-	-	-	-

Medicare	-	-	-	(2)	-	-

Benefits paid	(7)	(5)	(5)	(1)	(1)	(1)

Balance, end of year	145	127	105	48	40	31

Change in plan assets

Fair value, beginning of year	88	67	76	-	-	-

Foreign exchange on Canadian assets	4	9	-	-	-	-

Actual return on plan assets	10	8	(4)	-	-	-

Employer contributions	11	9	-	-	-	-

Benefits paid	(7)	(5)	(5)	-	-	-

Fair value, end of year	106	88	67	-	-	-

Unfunded status	39	39	38	48	40	31

Unrecognized net loss	(28)	(28)	(26)	(11)	(8)	(5)

Unrecognized prior service cost	-	-	-	(1)	(1)	-

Accrued employee future benefits	11	11	12	36	31	26

Amounts recognized in the consolidated balance sheets consist of:

Other assets –

Prepaid employee future benefits	(3)	(2)	(2)	-	-	-

Other liabilities – pensions (note 14)	14	13	14	36	31	26

	11	11	12	36	31	26

Financial Statements and Notes 2004 ANNUAL REPORT  73

Notes to the consolidated
financial statements

The accumulated benefit obligation at September 30, 2004, is $124-million ($111-million and $85-million for 2003 and 2002 respectively). The estimated aggregate expected contribution to fund the Corporation’s defined benefit plans for the next fiscal year is $6-million to $11-million.

Estimated future benefit payments are as follows:

	Defined Benefit	Post-retirement
	Pension Plans	Benefit Plans	Total

Expected benefit payments

2005	7	1	8

2006	7	1	8

2007	7	1	8

2008	8	1	9

2009	8	2	10

2010 through 2014	46	13	59

Expense

The components of net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed actuarially as follows:

	2004	2003	2002

Defined benefit pension plans

Service cost for benefits earned during the year	6	5	4

Interest cost on projected benefit obligations	9	7	7

Expected return on plan assets	(7)	(6)	(6)

Net amortization and deferral	2	1	1

Net expense	10	7	6

Post-retirement benefit plans

Service cost for benefits earned during the year	4	3	2

Interest cost on projected benefit obligations	3	2	2

Net expense	7	5	4

Defined contribution pension plans	11	10	7

Total expense	28	22	17

Assumptions

Significant actuarial assumptions used in calculating the future benefits obligation and the net employee future benefits expense were as follows:

	Future Benefits Obligation			Future Benefits Expense

(percent)	2004	2003	2002	2004	2003	2002

Defined benefit pension plans

Discount rate	6	6	7	6	7	7

Long-term rate of return on assets	8	8	8	8	8	8

Rate of increase in compensation levels	4	3	4	4	3	4

Post-retirement benefit plans

Discount rate	6	6	7	6	6	7

Health care cost trend rate	12	12	8	12	12	8

74   2004 ANNUAL REPORT Financial Statements and Notes

The Corporation’s assumption for the long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease

Effect on accumulated post retirement benefit obligation as of September 30, 2004	6	(5)

Effect on total of service and interest cost	1	(1)

Asset allocation and investment strategy

Defined benefit pension plan asset allocation at September 30, 2004 and 2003, and target allocation for 2005 are as follows:

(percent)	Target Allocation	Plan Assets

Asset categories	2005	2004	2003

Equity securities (a)	44 – 69	65	58

Debt securities	29 – 54	33	40

Cash and other	0 – 14	2	2

(a)	Equity securities held by the plans do not include any of the Corporation’s common shares.

The Corporation’s investment strategy for all defined benefit plans is consistent with the 2005 target allocation of plan assets.

The effective date of the most recent actuarial valuations for funding purposes for the Canadian registered plans is December 31, 2004. The next required valuations for funding purposes range from December 31, 2005 to December 31, 2007.

For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes is January 1, 2004, and the next required valuation is January 1, 2005.

17. Share Capital

	2004		2003		2002

	Number		Number		Number
	Of Shares		Of Shares		Of Shares
	(millions)	Amount	(millions)	Amount	(millions)	Amount

Common shares

Issued and outstanding, beginning of year	127	490	126	484	115	376

Shares issued, net of issuance costs (a)	-	-	-	-	11	106

Issued on preferred securities redemption (b)	4	50	-	-	-	-

Issued on exercise of stock options	1	13	1	6	-	2

Issued and outstanding, end of year	132	553	127	490	126	484

Preferred securities

Issued and outstanding, beginning of year	9	222	9	221	9	221

Share redemption (b)	(2)	(50)

Amortization of issuance costs	-	-	-	1	-	-

Issued and outstanding, end of year	7	172	9	222	9	221

Total	139	725	136	712	135	705

(a)
In March 2002, the Corporation issued 11.2 million common shares at $9.85 per common share. The total proceeds from the issue, net of expenses, were $106-million, and were used to pay down bank indebtedness.

(b)
In January 2004, pursuant to the Corporation’s plan to redeem the six percent preferred securities, all holders of the convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares. The redemption price was 103 percent of the principal amount, plus accrued and unpaid securities charges.

Financial Statements and Notes 2004 ANNUAL REPORT  75

Notes to the consolidated
financial statements

As at December 31, 2004, the Corporation has one class of preferred securities issued and outstanding:

$175-million, unsecured eight percent redeemable preferred securities due June 30, 2047

The charges on these securities are payable quarterly in arrears and the Corporation has the right to defer the charges for up to 20 consecutive quarterly periods, subject to certain restrictions. The preferred securities are redeemable at the option of the Corporation, in whole or in part, on or after April 22, 2003, at the principal amount plus accrued and unpaid securities charges (the redemption price) to the date of redemption. The Corporation may, at its option pay the redemption price or any deferred charges in cash or by issuing common shares to settle the obligation.

In January 2005, the Corporation announced its intention to redeem the $175-million, eight percent redeemable preferred securities for cash on February 14, 2005. The redemption price will equal the principal amount of the securities plus accrued and unpaid interest to the date of redemption.

18. Stock-Based Compensation

The Corporation offers the following plans as part of compensation for services rendered.

Stock options

The Corporation has a stock option plan under which the Board of Directors may grant options to officers and employees to acquire common shares. At December 31, 2004, the Board of Directors was authorized to grant options on up to nine million common shares (2003 – 10 million; 2002 – 11 million) of which eight million options (2003 – nine million; 2002 – nine million) had been granted and are outstanding at December 31, 2004. An option’s maximum term is 10 years. Options are granted throughout the year and vest and become exercisable equally over a four-year period, commencing one year after the grant date. Officers of the Corporation can receive options on the basis of one option for each common share acquired by the officer in the open market, to a maximum of 100,000 options per officer, with the exercise price of each option equal to the purchase price paid for the original share. These options lapse if the officer does not hold 100 percent of the purchased shares on the first anniversary date, 75 percent on the second anniversary date, 50 percent on the third anniversary date and 25 percent on the fourth anniversary date.

Stock option transactions for the respective years were as follows:

	2004		2003		2002

		Weighted		Weighted		Weighted
	Options	Average	Options	Average	Options	Average
	Outstanding	Exercise	Outstanding	Exercise	Outstanding	Exercise
	(millions)	Price (C$)	(millions)	Price (C$)	(millions)	Price (C$)

Outstanding, beginning of year	9	16.31	9	16.21	8	16.20

Granted	-	21.39	1	15.59	1	15.89

Exercised	(1)	13.96	(1)	13.19	-	10.82

Cancelled	-	17.77	-	18.25	-	18.52

Outstanding, end of year	8	16.62	9	16.31	9	16.21

Exercisable, end of year	7	16.68	6	16.37	6	16.34

76  2004 ANNUAL REPORT Financial Statements and Notes

As disclosed in note 2, the Corporation began prospectively expensing the fair value of equity settled awards granted after January 1, 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation will continue to record no compensation expense for stock options granted prior to January 1, 2003, and will continue to provide pro forma disclosure of the effect on net earnings (loss) and net earnings (loss) per share had the fair value of options been expensed, as follows:

	2004		2003		2002

(millions of U.S. dollars,	As	Pro	As	Pro	As	Pro
except per share amounts)	Reported	Forma	Reported	Forma	Reported	Forma

Net earnings (loss)	276	272	(21)	(26)	-	(6)

Earnings (loss) per common share

Basic	2.04	2.01	(0.25)	(0.29)	(0.08)	(0.14)

Diluted	1.91	1.89	(0.25)	(0.29)	(0.08)	(0.14)

The fair values of all equity settled options have been estimated using a Black Scholes option pricing model and based on the following assumptions:

	2004	2003	2002

Dividend yield (%)	1	1	1

Expected stock price volatility (%)	32	32	30

Risk-free interest rate (%)	4	4	5

Expected life of the options (years)	7	7	7

The weighted average fair value price per share of options granted in the years indicated was as follows: 2004 – C$7.49; 2003 – C$6.34; and 2002 – C$7.87.

The following table summarizes stock options outstanding and exercisable under the plan at December 31, 2004:

	Options Outstanding			Options Exercisable

	Number	Weighted Avg.		Number
	Outstanding	Remaining	Weighted Avg.	Exercisable at	Weighted Avg.
Range of	at Year End	Contractual Life	Exercise Price	Year End	Exercise
Exercise Prices (C$)	(millions)	(years)	(C$)	(millions)	Price (C$)

Less than 11.86	1	5	11.81	1	11.81

11.86 to 15.85	2	6	14.17	2	13.39

15.86 to 20.15	4	4	17.80	3	18.18

20.16 to 22.15	1	5	20.59	1	20.60

10.29 to 22.15	8	5	16.62	7	16.68

In 2004, the Corporation recognized a total compensation expense of $1-million in connection with options (2003 – $1-million).

Tandem options

Effective January 1, 2004, the stock option plan was amended to attach Stock Appreciation Rights (SARs) to all future grants of options (tandem options). Tandem options provide option holders with a right to surrender vested options for either common shares or SARs. The election of a SAR entitles the holder to receive on surrender of the option a cash payment equal to the excess of the U.S. equivalent of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the exercise price of the tandem option. The election to exercise one component of the tandem option causes cancellation of the other component. The Corporation expects the majority of tandem option holders will elect to exercise options as SARs, and will therefore receive settlement in cash.

Tandem options have a maximum term of 10 years, are granted throughout the year, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.

Financial Statements and Notes 2004 ANNUAL REPORT  77

Notes to the consolidated
financial statements

In 2004, the Corporation recognized a total compensation expense of less than $1-million in connection with tandem options.

Stock Appreciation Rights (SARs)

Effective January 1, 2004 the Corporation adopted a program whereby certain employees are granted SARs which entitle the employee to receive a cash payment equal to the excess of the highest price of the Corporation’s shares on the Toronto Stock Exchange (TSX) on the date of exercise over the exercise price of the right. SARs have a maximum term of 10 years, are granted throughout the year, and vest and become exercisable equally over a four-year period, commencing on the first anniversary of the grant date.

The Corporation had a program in place whereby SARs were granted to all regular employees hired prior to May 5, 2003. The plan provided for cash awards based on the appreciation of the Corporation’s common share price above certain hurdle prices over a five-year term ending May 4, 2004. Grants of these SARs grants were made on May 5, 1999, to all regular employees at that date, with further grants made to employees hired after that date on subsequent May 5 anniversaries up to May 5, 2003. No further grants were made under this program subsequent to May 5, 2003. The issuance price of the SARs was based on the closing price of the Corporation’s shares on the New York Stock Exchange (NYSE) on the day preceding the relevant grant date. The first vesting point was reached on November 14, 2003, and eligible employees were paid 25 percent of the value of their SARs based on the difference between the issuance price of their rights and $15.00. All SARs granted through this program were cancelled on cessation of the program on May 4, 2004.

In 2004, the Corporation recognized a total compensation expense of less than $1-million (2003 – $3-million; 2002 – $nil) in connection with SARs.

Performance Share Unit Plan (PSUs)

Effective October 2003, a PSU Plan was implemented for executive officers and other eligible managers. The value of each PSU granted is based on the value of the Corporation’s common shares on the NYSE. When cash dividends are paid on the common shares of the Corporation, additional PSUs of equivalent value are credited to the designated employee’s account.

PSUs vest on the third anniversary of the grant date, based upon the relative ranking of the Corporation’s average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. Payout ranges between 50 percent of the original PSUs granted, up to 150 percent of the original PSUs granted dependent on total shareholder return over the three-year period. On vesting, the value of PSUs is payable to the holders in cash. No common shares are issuable to holders of PSUs.

In 2004, the Corporation recognized compensation expense of $2-million (2003 – less than $1-million; 2002 – $-nil) in connection with PSUs.

Director’s Deferred Share Unit Plans (DSUs)

The Corporation has two DSU Plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of the Corporation’s common shares on the date that the fees become payable.

Effective May 2002, the Corporation implemented a DSU Plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.

Under both plans, the DSUs are fully vested upon being granted but are not paid until a director’s departure from the Board, at which time units are settled in cash. The issue amount and subsequent changes in the common share price in relation to the issue price will be recorded as compensation expense and included in selling, general and administrative expenses in the period the change takes place.

In each of the years 2002, 2003 and 2004, the Corporation recognized compensation expense of less than $1-million in connection with DSUs.

78  2004 ANNUAL REPORT Financial Statements and Notes

19. Commitments

	2005	2006	2007	2008	2009

Cost of product

Operating lease commitments	45	27	19	16	13

Natural gas commitments – North America	514	11	-	-	-

Power, sulphuric acid and other payments	39	23	22	22	21

Profertil natural gas and other	31	31	31	31	31

	629	92	72	69	65

Other

Long-term debt and capital lease repayments	60	51	54	36	15

Total	689	143	126	105	80

The operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in North America Wholesale, vehicles and application equipment in Retail and office equipment and property leases throughout the Corporation’s operations. The commitments represent the minimum payments in each of the next five years under each agreement. Operating lease payments expensed in 2004 were $42-million (2003 — $39-million; 2002 — $28-million).

The Corporation has entered into a number of agreements with suppliers to guarantee supply of raw materials required in the production processes at its wholesale facilities. Among these are fixed base-price natural gas agreements at the Profertil facility and a co-generation power contract for the Carseland facility; which are included in the commitments, based on the minimum obligations under these contracts. Additionally, the Corporation’s minimum commitments for North American natural gas purchases not under fixed base-price contracts are calculated using the prevailing New York Mercantile Exchange (NYMEX) forward prices at December 30, 2004, adjusted for transportation differentials to each production facility.

The Corporation has a 20-year power co-generation agreement for its Carseland facility that expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (MWh) until 2011 and 20 MWh for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

Profertil has four firm supply, U.S. dollar denominated natural gas purchase contracts expiring in 2012, 2013 and 2017. Repsol-YPF, our joint venture partner in Profertil, supplies 50 percent of this gas under two contracts.

In December 2003, Profertil signed a 10-year U.S. dollar denominated contract with Repsol-YPF for the purchase of additional natural gas. Prices have been set for the period to December 31, 2006.

20. Contingencies

Environmental remediation

The Corporation has contingent environmental liabilities arising out of existing and discontinued operations in respect of which the Corporation has and continues to estimate the costs likely to be incurred in connection with such liabilities. Such contingent environmental liabilities differ from asset retirement obligations and accrued environmental liabilities in that the contingent environment liabilities are not determinable, the conditions which may give rise to the expenditures are uncertain, and the future expectations of the applicable regulatory authorities are not known. The potential costs that may arise in connection with such liabilities are not included in our provisions until the source and nature of the obligation becomes clear and is reasonably estimable.

Litigation

The Corporation, in the normal course of business, is also subject to other legal proceedings being brought against it and its subsidiaries. The amounts involved in such legal proceedings are not reasonably estimable, due to uncertainty as to the final outcome, and management does not believe these proceedings in aggregate will have a material adverse effect on the Corporation’s consolidated financial position or results of operations. The Corporation is investigating a personal injury claim filed in the fourth quarter of 2003 against subsidiaries of the Corporation. At this time the potential exposure of this lawsuit is indeterminable.

Financial Statements and Notes 2004 ANNUAL REPORT  79

Notes to the consolidated
financial statements

21. Financial Instruments

Balance sheet financial instruments

The Corporation’s financial instruments recognized in the consolidated balance sheets consist of cash and cash equivalents, accounts receivable, derivative contracts not accounted for as hedges, substantially all current liabilities, long-term debt and preferred securities.

The estimated fair values of recognized financial instruments have been determined based on the Corporation’s assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The fair values of cash and cash equivalents, accounts receivable and current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. The fair value of derivative financial instruments on the balance sheet is nominal.

The following table summarizes estimated fair value information about the Corporation’s unsecured long-term debt and preferred securities as at December 31 and is based on the quoted market price of these or similar issues or by discounting cash flows at the rate offered to the corporation for debt and securities of the same remaining maturities.

	2004		2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Unsecured long-term debt	481	602	585	697

Preferred securities	172	179	222	244

At December 31, 2004 the Corporation had 25 million (2003 – seven million) MMBtu notional amount of natural gas swap contracts maturing in 2005 (2003 – expiring in 2004 and 2005) and 10 million (2003 – nil) MMBtu underlying amount of natural gas option contracts maturing in 2005 and 2006 with exercise prices ranging from $5.95/MMBtu to $8.77/MMBtu that did not qualify for hedge accounting. Other expense includes net realized and unrealized gains (losses) of $3-million (2003 – $(5) million; 2002 – $(5) million) related to the natural gas contracts.

Hedges

The Corporation also enters certain derivative financial instruments, which qualify for hedge accounting and are not recognized in the consolidated balance sheets, as follows:

Natural gas supply hedges

The Corporation purchases substantially all of its natural gas requirements through indexed price contracts with suppliers excluding gas supply agreements for its facilities in Alaska and Argentina. The Corporation periodically enters into natural gas swap and option contracts to protect its future earnings and cash flows from the potential adverse impact of rising natural gas prices.

The natural gas swap and option contracts do not require the payment of significant net premiums prior to settlement. On settlement, these contracts result in cash receipts or payments by the Corporation for the difference between the contract and market rates for the applicable dollars and volumes hedged during the contract term. Such cash receipts or payments offset corresponding increases or decreases in the Corporation’s natural gas supply costs. Amounts received or paid on settlement are recognized in inventory in the same period as the hedged transaction, and then included in the cost of product when the related inventory is sold.

At December 31, 2004 the Corporation had six million MMBtu underlying amount of natural gas option contracts maturing in 2005 and 14 million MMBtu notional amount of natural gas swap contracts maturing in 2005 and 2006 that qualified for hedge accounting. At December 31, 2003, the Corporation had two million MMBtu underlying amount of natural gas option contracts maturing 2004 and four million MMBtu notional amount of natural gas swap contracts maturing in 2004 and 2005 that qualified for hedge accounting.

During 2004, $-nil (2003 – $12-million) of realized gains was allocated to inventory of which $-nil (2003 – $1-million) remains in inventory at December 31, 2004 and $-nil (2003 – $11-million) was recorded as cost of product.

80  2004 ANNUAL REPORT Financial Statements and Notes

Foreign exchange hedges

The Corporation enters into foreign currency option and forward contracts to fix the exchange rate or a range of exchange rates used to convert a portion of the Canadian subsidiaries’ U.S. dollar denominated revenues into Canadian dollars. These revenues are converted into Canadian dollars for purposes of paying the Canadian dollar denominated operating costs.

The foreign currency option and forward contracts do not require the payment of significant net premiums prior to settlement. On settlement, these contracts result in cash receipts or payments by the Corporation for the difference between the contract and market rates for the applicable dollars hedged during the contract term. Such cash receipts or payments are recognized in the statement of operations.

At December 31, 2004, the Corporation had C$18-million (2003 – C$40-million) underlying amount of foreign currency options with an exercise price of C$1.19 (2003 – C$1.3243 to C$1.3292) and expiring in 2005 (2003 – expiring in 2004) and had C$27-million of underlying amount of forward currency contracts (2003 – C$-nil) with forward rates ranging from C$1.3074 to C$1.3979 and expiring in 2005 that qualified for hedge accounting. During 2004, net realized gains on foreign currency options and forward contracts of $3-million (2003 – $7-million; 2002 – less than $1-million) were recorded in the statement of operations.

Fair value of hedges

The fair values of derivative financial instruments that qualify for hedge accounting are the estimated amount that the Corporation would receive (pay) to terminate the contracts. The fair value of contracts for each of the years ended 2004, 2003 and 2002 was nominal.

Commodity contracts

The Corporation enters into commodity contracts, including contracts with fixed or adjustable pricing terms, as a normal course of business. The contracts outstanding at December 31, 2004, are disclosed in note 19. No amounts are recognized in the financial statements related to these contracts until such time as the associated volumes are received.

Counterparty credit risk

Wholesale in both North America and South America sell mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate.

Retail serves large customer bases dispersed over wide geographic areas in both the United States and Argentina. This geographic diversity, coupled with established credit approval practices, mitigates counterparty risk.

The Corporation may be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. The Corporation’s credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. The Corporation manages this counterparty credit risk by entering into contracts only with investment grade counterparties in accordance with established counterparty credit approval practices.

Financial Statements and Notes 2004 ANNUAL REPORT  81

Notes to the consolidated
financial statements

22. Segmentation

The Corporation’s activities are divided geographically and then by functional area into four reportable segments. The segments include three primary operating segments and a fourth non-operating segment for corporate and inter-segment eliminations. The three operating segments are Retail, North America Wholesale and South America Wholesale. Retail comprises the sale of fertilizers, chemicals, seed, custom application services and agronomic consulting. Wholesale comprises the production and sales of the three primary nutrients: nitrogen, phosphate and potash. Net sales between segments and countries are accounted for at prices that approximate fair market value.

In the fourth quarter of 2004 the Corporation integrated its two previously reported Retail segments (North America Retail and South America Retail) into one reportable Retail segment. Prior periods have been restated for comparative purposes.

Segmented net sales, expenses, net working capital, property, plant and equipment, total assets and capital expenditures:

			Wholesale
			North	South
2004		Retail	America	America	Other	Total

Net sales	– external	1,114	1,594	130	-	2,838

	– inter-segment	-	109	13	(122)	-

Total net sales		1,114	1,703	143	(122)	2,838

Cost of product		798	1,211	41	(122)	1,928

Gross profit		316	492	102	-	910

Expenses

Selling, general and administrative		230	39	4	28	301

Depreciation and amortization		18	116	15	7	156

Kenai award and settlement (note 3)		-	(86)	-	-	(86)

Royalties and other taxes		5	22	-	2	29

Other expenses		(18)	52	-	9	43

Earnings (loss) before interest expense and income taxes		81	349	83	(46)	467

Net working capital		359	(31)	60	396	784

Property, plant and equipment		91	918	231	(1)	1,239

Total assets		729	2,147	353	(573)	2,656

Capital expenditures		14	61	4	3	82

82  2004 ANNUAL REPORT Financial Statements and Notes

			Wholesale
			North	South
2003		Retail	America	America	Other	Total

Net sales	– external	1,015	1,377	107	-	2,499

	– inter-segment	-	88	9	(97)	-

Total net sales		1,015	1,465	116	(97)	2,499

Cost of product		717	1,106	34	(97)	1,760

Gross profit		298	359	82	-	739

Expenses

Selling, general and administrative		222	35	4	25	286

Depreciation and amortization		19	99	15	7	140

Asset impairment (note 9)		-	235	-	-	235

Royalties and other taxes		5	11	-	1	17

Other expenses		(14)	28	-	26	40

Earnings (loss) before interest expense and income taxes		66	(49)	63	(59)	21

Net working capital		219	465	30	(297)	417

Property, plant and equipment		95	896	238	31	1,260

Total assets		471	1,553	324	(75)	2,273

Capital expenditures		13	73	3	10	99

			Wholesale
			North	South
2002		Retail	America	America	Other	Total

Net sales	– external	929	1,094	60	-	2,083

	– inter-segment	-	78	4	(82)	-

Total net sales		929	1,172	64	(82)	2,083

Cost of product		643	976	28	(83)	1,564

Gross profit		286	196	36	1	519

Expenses

Selling, general and administrative		199	24	4	19	246

Depreciation and amortization		21	102	18	7	148

Royalties and other taxes		5	13	-	1	19

Other expenses		(16)	17	16	25	42

Earnings (loss) before interest expense and income taxes		77	40	(2)	(51)	64

Net working capital		118	310	(23)	(87)	318

Property, plant and equipment		102	1,054	248	18	1,422

Total assets		390	1,537	314	(50)	2,191

Capital expenditures		10	41	-	1	52

Financial Statements and Notes 2004 ANNUAL REPORT  83

Notes to the consolidated
financial statements

Net sales and gross profit by business segment and product line:

		2004			2003			2002

	Net	Cost of	Gross	Net	Cost of	Gross	Net	Cost of	Gross
	Sales	Product	Profit	Sales	Product	Profit	Sales	Product	Profit

North America Wholesale

Nitrogen

Ammonia	397	284	113	382	286	96	242	222	20

Urea	499	365	134	423	323	100	330	292	38

Nitrate, Sulphate and other	284	216	68	239	181	58	203	169	34

Total Nitrogen	1,180	865	315	1,044	790	254	775	683	92

Phosphate	309	238	71	261	217	44	239	202	37

Potash	214	108	106	160	99	61	158	91	67

	1,703	1,211	492	1,465	1,106	359	1,172	976	196

South America Wholesale

Nitrogen	137	38	99	111	31	80	61	26	35

Other	6	3	3	5	3	2	3	2	1

	143	41	102	116	34	82	64	28	36

Retail

Fertilizers	556	425	131	468	351	117	419	296	123

Chemicals	416	298	118	399	288	111	361	266	95

Other	142	75	67	148	78	70	149	81	68

	1,114	798	316	1,015	717	298	929	643	286

Other– inter-segment eliminations	(122)	(122)	-	(97)	(97)	-	(82)	(83)	1

Total	2,838	1,928	910	2,499	1,760	739	2,083	1,564	519

Net sales by market destination and assets by country:

	2004		2003		2002

	Net	Capital	Net	Capital	Net	Capital
	Sales	Assets	Sales	Assets	Sales	Assets

Canada	576	669	580	641	403	537

United States	1,687	332	1,557	374	1,425	630

Argentina	207	238	162	245	118	255

Other	368	-	200	-	137	-

	2,838	1,239	2,499	1,260	2,083	1,422

84  2004 ANNUAL REPORT Financial Statements and Notes

23. Profertil

The Corporation has a 50 percent ownership interest in Profertil S.A. (Profertil), a joint venture with Repsol-YPF S.A.. This investment is recorded as “South America Wholesale” operating segment in note 22. A contractual agreement exists between the Corporation and the joint venture partner, which establishes joint control over Profertil, and therefore the Corporation’s interest is accounted for using the proportionate consolidation method.

A summary of the Corporation’s 50 percent interest in the joint venture at December 31 is as follows:

Balance Sheets	2004	2003

Assets

Cash and cash equivalents	81	44

Accounts receivable	18	18

Inventories and prepaid expenses	11	8

Property, plant and equipment	231	238

Other assets	13	18

	354	326

Liabilities

Accounts payable and current portion of long-term debt	42	39

Income and other taxes	7	2

Long-term debt (note 13)	69	114

Future income taxes	4	(2)

	122	153

Proportionate share of net assets of joint venture	232	173

Statement of Operations	2004	2003	2002

Net sales	143	116	64

Cost of Product	41	34	28

Gross profit	102	82	36

Selling, general and administrative costs	4	4	4

Depreciation	15	15	18

Other expenses and Argentine charges	-	-	16

Earnings (loss) before interest expense and income taxes	83	63	(2)

Interest expense	12	16	15

Income taxes	12	4	-

Proportionate share of net earnings (loss) of joint venture	59	43	(17)

Statement of Cash Flows	2004	2003	2002

Operating activities	82	25	27

Investing activities	(2)	17	(5)

Financing activities	(43)	(15)	(17)

Proportionate share of increase in cash of joint venture	37	27	5

Consolidated retained earnings of the Corporation include cumulative earnings from Profertil in the amount of $53-million for the year ended December 31, 2004 (2003 – loss of $6-million).

Commitments presented in note 19 include the Corporation’s 50 percent share in the commitments of Profertil.

Financial Statements and Notes 2004 ANNUAL REPORT  85

Notes to the consolidated
financial statements

24. Related Party Transactions

The Corporation and two other potash producers own equal shares of Canpotex, a marketing agent for international potash sales. Sales to Canpotex for the year ended December 31, 2004 were $71-million (2003 – $43-million; 2002 – $40-million) and are at prevailing market prices. Accounts receivable due from Canpotex as at December 31, 2004 were $11-million (2003 – $6-million; 2002 – $7-million) and are settled on normal trade terms.

25. Differences between Accounting Principles Generally Accepted in Canada and the United States

The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP. These principles differ in certain respects from those applicable under U.S. GAAP. If U.S. GAAP were applied, the net earnings (loss) in each year would be adjusted as follows:

Consolidated Statements of Operations	2004	2003	2002

Net earnings (loss) based on Canadian GAAP	276	(21)	-

Adjustments

Preferred securities charges, net of tax (a)	(9)	(11)	(11)

Deferred tax on foreign exchange translation of preferred securities (a)	(1)	(5)	-

Other	(3)	(1)	1

Net earnings (loss) before cumulative effect of change in accounting policy	263	(38)	(10)

Cumulative effect of change in accounting policy, net of tax (e)	-	-	(29)

Net earnings (loss) based on U.S. GAAP	263	(38)	(39)

Earnings (loss) per common share based on U.S. GAAP

Basic net earnings (loss) before cumulative effect of change in accounting policy	2.01	(0.30)	(0.08)

Basic net earnings (loss) per share	2.01	(0.30)	(0.31)

Diluted net earnings (loss) per share	1.89	(0.30)	(0.31)

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally includes net earnings plus the results of certain shareholders’ equity changes not reflected in the statement of operations.

Consolidated Statements of Comprehensive income	2004	2003	2002

Net earnings (loss) based on U.S. GAAP	263	(38)	(39)

Change in foreign currency translation adjustment (d)	38	95	(32)

Change in minimum pension liability adjustment, net of tax (c)	-	(4)	(6)

Change in unrealized gains (losses) on derivative instruments, net of tax (b)	3	(5)	35

Change in realized gains (losses) on derivative instruments included in inventory, net of tax (b)	(1)	2	5

Comprehensive income (loss) based on U.S. GAAP	303	50	(37)

The cumulative effect of these adjustments on shareholders’ equity of the Corporation is as follows:

	2004	2003

Shareholders’ equity based on Canadian GAAP	1,126	821

Preferred securities (a)	(172)	(222)

Deferred tax on foreign exchange translation of preferred securities (a)	(6)	(5)

Unrealized gains (losses) on derivative instruments, net of tax (b)	2	(1)

Realized gains on derivative instruments included in inventory, net of tax (b)	-	1

Additional minimum pension liability, net of tax (c)	(10)	(10)

Other	(8)	(3)

Shareholders’ equity based on U.S. GAAP	932	581

86  2004 ANNUAL REPORT Financial Statements and Notes

Description of significant differences

(a)
Preferred securities – Under Canadian GAAP, the preferred securities are classified as shareholders’ equity and the related annual carrying charges are recorded as a distribution from retained earnings. Under U.S. GAAP, the $175-million preferred securities, would be classified as long-term debt. The $50-million preferred securities, which were converted to common shares in January of 2004 would be classified as the current portion of long-term debt as at December 31, 2003. Carrying charges would be recognized as interest expense. Temporary differences arising as a result of the foreign exchange translation of the long-term debt would be recognized as deferred income tax expense. Under U.S. GAAP, in the statement of cash flows, cash flows under the heading “financing” would have increased by $14-million (2003 – $17-million; 2002 – $17-million) and cash flows under the heading “operating” would have decreased by $14-million (2003 – $17-million; 2002 – $17-million).

(b)
Derivative instruments and hedging activities – The Corporation accounts for its derivative instruments under Canadian GAAP as described in note 1 and 21. Under U.S. GAAP, generally all derivative instruments must be recognized as assets or liabilities on the balance sheet and measured at fair value. Any change in fair value of a derivative instrument that qualifies as a cash flow hedge is initially included in the determination of comprehensive income. The gain or loss is subsequently included in earnings in the same period as the hedged item. Any change in fair value of a derivative instrument that does not qualify for hedge accounting is recognized in earnings immediately.

(c)
Unfunded employee benefits – Under U.S. GAAP an additional minimum liability is recognized if the unfunded employee benefits Accumulated Benefit Obligation exceeds the accrued benefit obligation that is recorded in the balance sheet. This additional liability is recorded as a reduction to other comprehensive income.

(d)
Foreign currency translation adjustment – Under Canadian GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are included as a separate component of shareholders’ equity referred to as cumulative translation adjustment. Under U.S. GAAP, such foreign currency translation gains and losses are recorded as comprehensive income.

(e)
Change in accounting policies – Effective January 1, 2002, the Corporation adopted a new standard under each of Canadian GAAP and U.S. GAAP for Goodwill and Other Intangible Assets. The Canadian standard mirrors the U.S. standard except that, under U.S. GAAP, the goodwill impairment calculated on initial adoption of the new policy was charged against earnings in the current period. Under Canadian GAAP, the transitional adoption of the policy was recorded against opening balance of retained earnings in the period of adoption.

(f)
Joint ventures – Under U.S. GAAP, ownership in a joint venture where the venturer does not own more than 50 percent and have a significant influence over the operating activities of the joint venture is to be accounted for using the equity method. Under Canadian GAAP, joint ventures are proportionately consolidated. Net assets and earnings of the Corporation would be the same under either method. Note 23 provides the details of the joint venture as included under Canadian GAAP.

Financial statements and notes 2004 ANNUAL REPORT  87

Director biographies

Our Board of Directors oversees the business affairs of the Corporation, with the overriding objective of safeguarding and enhancing shareholder value. They accomplish this through mechanisms that achieve accountability among all the key stakeholders, primarily the Board, management and employees.

Frank W. Proto
B.A. (ECONOMICS)
Board Chair

Mr. Proto is former President & Chief Executive Officer of Wascana Energy Inc., former Board Chair of SaskEnergy Inc., and a former member of the Canada Newfoundland Offshore Petroleum Board. He joined Agrium’s Board in 1993 and has served as Board Chair since 1998. Mr. Proto, 62, is currently director of Nelson Group Inc., and is volunteer Chair of the Petroleum Technology Research Centre at the University of Regina.

Michael M. Wilson
B.SC. (CHEM), P.ENG.
President & Chief Executive Officer

Mr. Wilson, 53, joined Agrium in 2000 following a 25-year executive management career in the chemical industry. Mr. Wilson’s most recent position prior to joining Agrium was President, Methanol and Executive Vice President of Methanex Corporation.

Neil Carragher
M.SC.

Mr. Carragher is the President of The Corporate Partnership Ltd. and formerly a corporate turnaround specialist and a mergers and acquisitions advisor. Mr. Carragher, 66, also currently serves on the Board of The Westaim Corporation. Mr. Carragher was elected to Agrium’s Board in 1996.

Ralph S. Cunningham
PH.D. (ENGINEERING)

Dr. Cunningham is former President and Chief Executive Officer of CITGO Petroleum Corporation of Tulsa, Oklahoma. Dr. Cunningham, 64, currently serves on the Boards of TETRA Technologies, Inc., Enterprise Products GP, LLC and EnCana Corporation. Dr. Cunningham joined Agrium’s Board in 1996.

D. Grant Devine
M.B.A., PH.D., PAG, FAIC

Dr. Devine is a former Premier of Saskatchewan, Professor at the University of Saskatchewan, President of the Executive Council and Board Chair of the Crown Investment Corporation. Dr. Devine, 60, is a farmer and rancher, President of Grant Devine Farms & Consulting Services Ltd., and Board Chair of Live Global Bid Inc. (a real-time communication company). Dr. Devine was elected to Agrium’s Board in 1993.

88 2004 ANNUAL REPORT Director biographies

Germaine Gibara
C.F.A., F, M.A., P.M.D.

Ms. Gibara is a director of Sun Life Financial Inc. and Cogeco Cable Inc. Ms. Gibara is also a member of the Auditing and Assurance Standards Oversight Council and CPP Investment Board. She is a former director of Ault Foods Ltd, Corel Corporation, Pechiney Group, Videotron Inc. and Clarica Life Insurance Company. Ms. Gibara, 61, is the President of Avvio Management Inc. She formerly was the President of Alcan Automotive Structures, a division of Alcan Aluminum Ltd. Ms. Gibara joined Agrium’s Board in 2004.

Susan A. Henry
B.SC. (ZOOLOGY), PH.D. (GENETICS)

Dr. Henry is currently the Ronald P. Lynch Dean of the College of Agriculture and Life Sciences at Cornell University in Ithaca, NY, where she is also a professor. Dr. Henry, 58, is on the Scientific Advisory Board of Cellomics, Inc., the Advisory Board of BioEconomy Partners, and the National Research Council Committee on Science and Technology to Support Health Care, Sustainability and Other Aspects of Development Assistance. Dr. Henry joined Agrium’s Board in 2001.

Russell Horner
B.SC. (CHEM)

Mr. Horner has been the President and Chief Executive Officer of Norske Skog Canada Limited since 2000. He is the former Chief Operating Officer, Australia, Fletcher Challenge Paper Division, Fletcher Challenge Limited and the former Managing Director of Australian Newsprint Mills Ltd. Mr. Horner, 55, is currently a member of the Advisory Board of Factory Mutual Insurance Company and was formerly a director of The Pulp and Paper Manufacturers Federation of Australia and the Commonwealth’s Wood and Paper Industry Forum (Australia). Mr. Horner joined Agrium’s Board in 2004.

Frank W. King
O.C., B.SC., P.ENG., LL.D. (HON)

Mr. King is President and CEO of Metropolitan Investment Corporation and is the former Chairman and Chief Executive Officer of the XV Olympic Winter Games. Mr. King, 68, is a director of the Calgary Chamber of Commerce, CanWest Global Communications Corp., Acclaim Energy Inc., Networc Health Inc., The Westaim Corporation and Wi-Lan Inc. and is a Trustee of Rio-Can Real Estate Investment Trust. Mr. King was elected to Agrium’s Board in 1996.

Harry G. Schaefer
B.COMM., FCA

Mr. Schaefer is a corporate director, business advisor and principal of Schaefer & Associates Ltd. Mr. Schaefer, 68, serves as Chair of the Alberta Chapter of the Institute of Corporate Directors and is a former member of the Province of Alberta Audit Committee. He is the Vice Chair and a director of each of TransCanada PipeLines Limited and TransCanada Corporation, and a Trustee of Fording Canadian Coal Trust. He is a former Chair of the Board of TransAlta Utilities Corporation (and former Chief Financial Officer from 1975 - 1993), and former Board Chair of Crestar Energy Inc.. Mr. Schaefer was elected to Agrium’s Board in 1998.

Victor Zaleschuk
B.COMM., CA

Mr. Zaleschuk is the former President and Chief Executive Officer of Nexen Inc. (as well as former Chief Financial Officer from 1986 to 1997). Mr. Zaleschuk, 61, currently serves as Board Chair and a director of Cameco Corporation and is a director of Nexen Inc. Mr. Zaleschuk joined Agrium’s Board in 2002.

Director biographies 2004 ANNUAL REPORT 89

Board committees

Audit committee

Harry G. Schaefer, FCA, Chair, Neil Carragher, Ralph S. Cunningham, Frank W. Proto, Victor J. Zaleschuk, CA

The Audit Committee has oversight responsibilities for our accounting and financial reporting processes, the quality and integrity of our financial statements and the effectiveness of our internal controls. The financial statements are the responsibility of management, and the external auditors express an independent opinion on the annual consolidated financial statements, which are approved by the Board. The Audit Committee is directly responsible for the retention and oversight of the services of the external auditors, who report directly to the Audit Committee. The Audit Committee has a specific Charter that explicitly mandates direct communication with our internal and external auditors independently of management, ongoing review of our external auditors, including recommendations to the Board of the appointment (subject to shareholder approval) and termination of the external auditors, discussion and review of the scope of the audit and audit plans of the internal and external auditors, pre-approval of audit and permitted non-audit services, review of the qualifications, independence and fees of the external auditors, and establishment of hiring policies for employees or former employees of the external auditors. In addition, the Audit Committee is responsible for overseeing management reporting, internal controls and management information, and reviewing financial risk assessment and risk management issues. This Committee reviews our audited consolidated financial statements and selected corporate disclosure documents, including management’s discussion and analysis contained in our annual report, the annual information form, all prospectuses and offering documents, and other major shareholder communications containing significant financial information before they are approved by the Board. It is also responsible for approval of our interim quarterly financial statements and reviews issues relating to legal and regulatory responsibilities to ensure compliance. The Audit Committee has established procedures for (a) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. The Audit Committee is also required to review its Charter on an annual basis and recommend any appropriate changes to the Board. This Committee met on seven occasions in 2004.

Corporate governance
& nominating committee

Frank W. King, Chair, Neil Carragher, D. Grant Devine, Germaine Gibara, Harry G. Schaefer, FCA

The Corporate Governance & Nominating Committee (the “CG&N Committee”) is responsible to assist the Board in fulfilling its oversight responsibilities with respect to the continuing review and development of our corporate governance system, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics for directors, officers and employees, the Charter for our Board of Directors, as well as Terms of Reference for our Board Chair, the Chief Executive Officer, and individual directors. The CG&N Committee is also responsible for the review and recommendation to the Board of our reports on compliance with the governance guidelines, recommendations and requirements of any applicable securities regulator or securities exchange. The CG&N Committee reviews and recommends compensation for Board and Committee service and oversees the administration of the DSU Plans. This Committee is also responsible for the annual evaluations of the overall performance of the Board, the Board Chair, the Committees, the Committee Chairs, and individual directors pursuant to an evaluation system that is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The CG&N Committee monitors the relationship between management and the Board to ensure that the Board is able to, and in fact does, function independently of management. This Committee also assists the Board in identifying and recommending qualified individuals to become Board members, provides recommendations as to the size, composition, operation and effectiveness of the Board and its Committees, and identifies and makes recommendations respecting the appointment of members to the Board Committees. The CG&N Committee also develops and implements an orientation and ongoing education program for directors, and ensures that Board Committees and individual directors can engage outside advisors. The CG&N Committee is also required to review its Charter on an annual basis and recommend any appropriate changes to the Board. This Committee met on six occasions in 2004.

90 2004 ANNUAL REPORT Board committees

Human resources
& compensation committee

Ralph S. Cunningham, Chair, Germaine Gibara, Susan A. Henry, Russell J. Horner, Victor J. Zaleschuk, CA

The Human Resources & Compensation Committee (the “HR&C Committee”) is established to assist the Board in fulfilling its oversight responsibilities relating to matters of human resources and compensation, and to establish a plan of continuity and development of senior management. The HR&C Committee has responsibility for overseeing the evaluation of management, reviewing and making recommendations to the Board regarding the appointment of and the compensation arrangements for our executives (including salaries, incentives, equity-based compensation and benefits), as well as reviewing the annual salary policies and programs relating to employees. The Committee also approves the investment, funding, and benefits policies relating to, and any material changes in, our retirement plans. The Committee reviews and approves the use of corporate goals and objectives that are relevant to the compensation of our Chief Executive Officer and reviews the performance of our Chief Executive Officer in light of those goals and objectives in order to determine and, together with the independent directors, approve his compensation. The HR&C Committee reviews our management resources and plans to ensure that we properly provide for appropriate succession plans for executives. The HR&C Committee is also required to review its Charter on an annual basis and recommend any appropriate changes to the Board. This Committee met on four occasions in 2004.

Environment, health & safety
committee

D. Grant Devine, Chair, Susan A. Henry, Russell J. Horner, Frank W. King, Frank W. Proto

The Environment, Health & Safety Committee (the “EH&S Committee”) is responsible to assist the Board in fulfilling its oversight responsibilities relating to environment, health and safety. The EH&S Committee annually reviews and recommends to the Board for approval our Environment, Health & Safety Policy. The Committee monitors environmental, health and safety performance, compliance with legal and regulatory requirements, as well as applicable industry standards, relating to environmental, health & safety matters, and reviews the strategies and methods used to improve our environmental, health and safety performance. This Committee also reviews our environmental, health and safety performance goals, management systems implementation, EH&S audit programs and plans, and the status of our remediation projects and provisions. It is the practice of the Committee to arrange at least one visit annually for our Board members to one of our facilities, which includes orientation sessions to personally acquaint members of the Committee and the Board with personnel and operations at our facilities. The Committee also reviews the methods of communicating our environmental, health and safety policies and procedures throughout the organization. The EH&S Committee meets separately with the Director, Environment, Health & Safety, and reports to the Board on such meetings. In addition, we have a corporate environment, health & safety committee comprised of members of senior management and chaired by the Senior Vice President, Retail, which is responsible for ensuring that we conduct our activities and operate our facilities in an environmentally responsible manner and maintain the integrity of our health and safety policies. The EH&S Committee is also required to review its Charter on an annual basis and recommend any appropriate changes to the Board. This Committee met on five occasions in 2004.

Board committees 2004 ANNUAL REPORT 91

Subsidiaries & Officers

Officers of the Company

Frank W. Proto
  Board Chair

Michael M. Wilson
  President & Chief Executive Officer

Dorothy E.A. Bower
  Vice President, Strategic Development & Planning

Patrick J. Freeman
  Vice President & Treasurer

Richard L. Gearheard
  Senior Vice President, Retail

James M. Grossett
  Vice President, Human Resources

William C. McClung
  Vice President, Manufacturing

Leslie A. O’Donoghue
  Vice President, General Counsel & Corporate Secretary

Christopher W. Tworek
  Vice President, Supply Management

Bruce G. Waterman
  Senior Vice President, Finance & Chief Financial Officer

Ron A. Wilkinson
  Senior Vice President, Wholesale

John D. Yokley
  Senior Vice President

Principal Subsidiaries
& Associated Companies

	COUNTRY OF	OWNERSHIP
	OPERATION	(percent)

AGRIUM, a general partnership	Canada	100

Agrium U.S. Inc.	U.S.	100

Agrium Nitrogen Company	U.S.	100

Nu-West Industries, Inc.	U.S.	100

Crop Production Services, Inc.	U.S.	100

Western Farm Service, Inc.	U.S.	100

Agroservicios Pampeanos S.A.	Argentina	100

Profertil S.A.	Argentina	50

Canpotex Limited	International	331/3

Viridian Inc.	Canada	100

Viridian Fertilizers Limited	Canada	100

92  2004 ANNUAL REPORT Board committees

Financial highlights

The supplementary financial and performance data set out on pages 93-98 below contains certain financial information and other items that are not measures of our financial performance under either Canadian or U.S. GAAP.

EARNINGS (LOSS) AND OPERATING CASH FLOWS (millions of U.S. dollars, except per share amounts and ratios)

	Q1	Q2	Q3	Q4	2004	Q1	Q2	Q3	Q4	2003	2002	2001	2000

Net sales	435	1,011	672	720	2,838	372	929	561	637	2,499	2,083	2,063	1,873

Cost of product	293	728	441	466	1,928	261	677	389	433	1,760	1,564	1,516	1,326

Gross profit	142	283	231	254	910	111	252	172	204	739	519	547	547

Gross profit (%)	33	28	34	35	32	30	27	31	32	30	25	27	29

Expenses

Selling, general and administrative	66	77	75	83	301	59	74	71	82	286	246	268	253

Depreciation and amortization	38	39	40	39	156	32	35	34	39	140	148	141	107

Kenai award and settlement	–	–	(41)	(45)	(86)	–	–	–	–	–	–	–	–

Asset impairment	–	–	–	–	–	–	–	–	235	235	–	–	–

Royalties and other taxes	6	8	9	6	29	5	4	4	4	17	19	22	19

Other expenses and Argentine charges	1	32	7	3	43	10	9	9	12	40	42	85	5

Earnings (loss) before interest expense and income taxes	31	127	141	168	467	5	130	54	(168)	21	64	31	163

Interest	13	15	11	16	55	15	18	15	15	63	68	74	37

Earnings (loss) before income taxes	18	112	130	152	412	(10)	112	39	(183)	(42)	(4)	(43)	126

Income taxes (recovery)	6	37	43	50	136	(4)	43	14	(74)	(21)	(4)	2	44

Net earnings (loss)	12	75	87	102	276	(6)	69	25	(109)	(21)	–	(45)	82

Add (deduct)

Depreciation and amortization	38	39	40	39	156	32	35	34	39	140	148	141	107

Asset impairment	–	–	–	–	–	–	–	–	235	235	–	–	–

Gain on settlement	–	–	–	(36)	(36)	–	–	–	–	–	–	–	–

Proceeds on settlement	–	–	–	25	25	–	–	–	–	–	–	–	–

Gain on disposal of assets	(1)	–	(1)	(4)	(6)	(1)	–	(4)	–	(5)	–	–	–

Foreign exchange and Argentine charges	(7)	5	(2)	(1)	(5)	(2)	(6)	3	(3)	(8)	14	20	–

Future income taxes (recovery)	1	5	5	26	37	(4)	14	8	(61)	(43)	17	(26)	35

Other operating	3	3	3	1	10	2	1	(2)	1	2	–	–	–

Net change in non-cash working capital	59	(102)	(4)	39	(8)	17	(76)	(23)	(32)	(114)	45	(3)	32

Cash provided by operating activities	105	25	128	191	449	38	37	41	70	186	224	87	256

EBITDA	69	166	181	207	623	37	165	88	106	396	212	172	270

Capital expenditures	14	22	13	33	82	9	22	36	32	99	52	164	179

Basic earnings (loss) per share	0.07	0.56	0.65	0.76	2.04	(0.07)	0.53	0.18	(0.89)	(0.25)	(0.08)	(0.49)	0.65

Diluted earnings (loss) per share	0.07	0.52	0.60	0.71	1.91	(0.07)	0.47	0.17	(0.89)	(0.25)	(0.08)	(0.49)	0.62

CONSOLIDATED BALANCE SHEETS (millions of U.S. dollars)

	Q1	Q2	Q3	Q4	2004	Q1	Q2	Q3	Q4	2003	2002	2001	2000

ASSETS (a)

Current assets

Cash and cash equivalents	202	196	299	425	425	136	152	171	200	200	109	51	18

Accounts receivable	288	436	454	388	388	198	287	271	314	314	187	218	303

Inventories	553	394	425	447	447	545	405	385	368	368	353	400	347

Prepaid expenses	68	48	44	56	56	29	26	41	60	60	35	34	20

	1,111	1,074	1,222	1,316	1,316	908	870	868	942	942	684	703	688

Capital assets	1,227	1,197	1,214	1,239	1,239	1,436	1,472	1,476	1,260	1,260	1,422	1,518	1,498

Other assets	73	69	73	77	77	87	90	85	71	71	85	132	150

Future income tax assets	–	–	–	24	24	–	–	–	–	–	–	–	–

Goodwill	–	–	–	–	–	–	–	–	–	–	–	45	49

	2,411	2,340	2,509	2,656	2,656	2,431	2,432	2,429	2,273	2,273	2,191	2,398	2,385

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Bank indebtedness	–	–	–	–	–	2	–	–	–	–	1	211	308

Accounts payable and accrued liabilities	605	483	510	472	472	537	411	383	404	404	340	362	370

Current portion of long-term debt	46	46	47	60	60	101	104	104	121	121	25	7	1

	651	529	557	532	532	640	515	487	525	525	366	580	679

Long-term debt

Recourse debt	502	498	499	471	471	530	533	532	503	503	604	621	507

Non-recourse debt	104	99	91	69	69	132	124	125	111	111	132	141	–

	606	597	590	540	540	662	657	657	614	614	736	762	507

Other liabilities (a)	197	198	214	257	257	169	177	174	181	181	160	151	134

Future income taxes	129	130	142	201	201	166	187	194	132	132	165	162	197

	1,583	1,454	1,503	1,530	1,530	1,637	1,536	1,512	1,452	1,452	1,427	1,655	1,517

Shareholders’ equity

Share capital

Common shares	543	544	548	553	553	485	485	485	490	490	484	376	375

Preferred securities	172	172	172	172	172	221	222	222	222	222	221	221	221

Contributed surplus	1	1	2	2	2	–	–	–	1	1	–	–	–

Retained earnings	155	221	305	398	398	182	242	264	145	145	191	245	315

Cumulative translation adjustment	(43)	(52)	(21)	1	1	(94)	(53)	(54)	(37)	(37)	(132)	(99)	(43)

	828	886	1,006	1,126	1,126	794	896	917	821	821	764	743	868

	2,411	2,340	2,509	2,656	2,656	2,431	2,432	2,429	2,273	2,273	2,191	2,398	2,385

(a)	Data has been restated to record the effect of adoption of the accounting standard for asset retirement obligations.

Segmented financial information

SEGMENTED FINANCIAL RESULTS (millions of U.S. dollars, except ratios)

2004

		Wholesale
		North	South
	Retail	America	America	Other	Total

Net sales	1,114	1,703	143	(122)	2,838

Cost of product	798	1,211	41	(122)	1,928

Gross profit	316	492	102	–	910

Gross profit (%)	28	29	71	–	32

Expenses

Selling, general and administrative	230	39	4	28	301

Depreciation and amortization	18	116	15	7	156

Kenai award and settlement	–	(86)	–	–	(86)

Asset impairment	–	–	–	–	–

Royalties and other taxes	5	22	–	2	29

Other expenses and Argentine charges	(18)	52	–	9	43

Earnings (loss) before interest expense and income taxes	81	349	83	(46)	467

Interest					55

Earnings (loss) before income taxes					412

Income taxes (recovery)					136

Net earnings (loss)					276

Capital expenditures	14	61	4	3	82

NET SALES AND GROSS PROFIT BY BUSINESS SEGMENT AND PRODUCT LINE
(millions of U.S. dollars, except margin per tonne amounts, ratios, inventory and sales tonnes)

	2004

	Net	Cost of	Gross	Gross	Sales	Margin	Inventory
	Sales	Sales	Profit	Profit (%)	Tonnes (a)	($/Tonne)	Tonnes (a)

North America Wholesale

Nitrogen

Ammonia	397	284	113	28	1,438	79	352

Urea	499	365	134	27	2,211	61	176

Nitrate, Sulphate and Other	284	216	68	24	1,510	45	174

	1,180	865	315	27	5,159	61	702

Phosphate	309	238	71	23	1,181	60	72

Potash	214	108	106	50	1,796	59	91

	1,703	1,211	492	29	8,136	60	865

South America Wholesale

Nitrogen	137	38	99	72	614	161	52

Other products and services	6	3	3	50	20	150	–

	143	41	102	71	634	161	–

Retail

Fertilizers	556	425	131	24

Chemicals	416	298	118	28

Other products and services	142	75	67	47

	1,114	798	316	28

Other	(122)	(122)	–	–

Total	2,838	1,928	910	32

(a)	000s of tonnes

NET SALES AND GROSS PROFIT BY MARKET DESTINATION
(millions of U.S. dollars, except margin per tonne amounts, ratios and sales tonnes)

	2004

	Net	Cost of	Gross	Gross	Sales	Margin
	Sales	Sales	Profit	Profit (%)	Tonnes (a)	($/Tonne)

North America
Nitrogen, Sulphate and Other	924	716	208	23	3,892	53

Phosphate	309	238	71	23	1,181	60

Potash	143	78	65	45	1,066	61
Retail	996	702	294	30	–	–

Other	(109)	(118)	9	8	–	–

	2,263	1,616	647	29	6,139	–

International
Nitrogen, Sulphate and Other	399	191	208	52	1,901	109

Potash	71	29	42	59	730	58

Retail	118	96	22	19	–	–
Other	(13)	(4)	(9)	69	–	–

	575	312	263	46	2,631	–

Total	2,838	1,928	910	32	8,770	–

(a)	000s of tonnes

94  2004 ANNUAL REPORT Supplementary Financial, Performance and other Data

Segmented financial information

SEGMENTED FINANCIAL RESULTS (millions of U.S. dollars, except ratios)

	2003					2002

		Wholesale					Wholesale
		North	South				North	South
	Retail	America	America	Other	Total	Retail	America	America	Other	Total

Net sales	1,015	1,465	116	(97)	2,499	929	1,172	64	(82)	2,083

Cost of product	717	1,106	34	(97)	1,760	643	976	28	(83)	1,564

Gross profit	298	359	82	–	739	286	196	36	1	519

Gross profit (%)	29	25	71	–	30	31	17	56	1	25

Expenses

Selling, general and administrative	222	35	4	25	286	199	24	4	19	246

Depreciation and amortization	19	99	15	7	140	21	102	18	7	148

Kenai award and settlement	–	–	–	–	–	–	–	–	–	–

Asset impairment	–	235	–	–	235	–	–	–	–	–

Royalties and other taxes	5	11	–	1	17	5	13	–	1	19

Other expenses and Argentine charges	(14)	28	–	26	40	(16)	17	16	25	42

Earnings (loss) before interest expense and income taxes	66	(49)	63	(59)	21	77	40	(2)	(51)	64

Interest					63					68

Earnings (loss) before interest expense					(42)					(4)

Income taxes (recovery)					(21)					(4)

Net earnings (loss)					(21)					–

Capital expenditures	13	73	3	10	99	10	41	–	1	52

NET SALES AND GROSS PROFIT BY BUSINESS SEGMENT AND PRODUCT LINE
(millions of U.S. dollars, except margin per tonne amounts, ratios, inventory and sales tonnes)

	2003							2002

	Net	Cost of	Gross	Gross	Sales	Margin	Inventory	Net	Cost of	Gross	Gross	Sales	Margin	Inventory
	Sales	Sales	Profit	Profit (%)	Tonnes (a)	($/Tonne)	Tonnes (a)	Sales	Sales	Profit	Profit (%)	Tonnes (a)	($/Tonne)	Tonnes (a)

North America Wholesale

Nitrogen

Ammonia	382	286	96	25	1,555	62	176	242	222	20	8	1,543	13	240

Urea	423	323	100	24	2,220	45	128	330	292	38	12	2,517	15	141

Nitrate, Sulphate and Other	239	181	58	24	1,381	42	244	203	169	34	17	1.496	23	355

	1,044	790	254	24	5,156	49	548	775	683	92	12	5,556	17	736

Phosphate	261	217	44	17	1,090	40	51	239	202	37	15	1,129	33	82

Potash	160	99	61	38	1,662	37	188	158	91	67	42	1,598	42	195

	1,465	1,106	359	25	7,908	45	787	1,172	976	196	17	8,283	24	1,013

South America Wholesale

Nitrogen	111	31	80	72	634	126	43	61	26	35	57	517	68	61

Other products and services	5	3	2	40	19	105	–	3	2	1	33	14	71	–

	116	34	82	71	653	126	–	64	28	36	56	531	68	–

Retail

Fertilizers	468	351	117	25				419	296	123	29

Chemicals	416	297	119	29				381	281	100	26

Other products and services	131	69	62	47				129	66	63	49

	1,015	717	298	29				929	643	286	31

Other	(97)	(97)	–	–				(82)	(83)	1	1

Total	2,499	1,760	739	30				2,083	1,564	519	25

(a)	000s of tonnes

NET SALES AND GROSS PROFIT BY MARKET DESTINATION
(millions of U.S. dollars, except margin per tonne amounts, ratios and sales tonnes)

	2003						2002

	Net	Cost of	Gross	Gross	Sales	Margin	Net	Cost of	Gross	Gross	Sales	Margin
	Sales	Sales	Profit	Profit (%)	Tonnes (a)	($/Tonne)	Sales	Sales	Profit	Profit (%)	Tonnes (a)	($/Tonne)

North America

Nitrogen, Sulphate and Other	835	657	178	21	3,799	47	622	544	78	13	4,103	19

Phosphate	261	217	44	17	1,090	40	239	202	37	15	1,129	33

Potash	117	78	39	33	1,092	36	118	74	44	37	1,110	40

Retail	923	642	281	30	–	–	849	593	256	30	–	–

Other	(88)	(88)	–	–	–	–	(78)	(79)	1	1	–	–

	2,048	1,506	542	26	5,981		1,750	1,334	416	24	6,342	–

International

Nitrogen, Sulphate and Other	324	167	157	48	2,010	78	217	167	50	23	1,984	25

Potash	43	21	22	51	570	39	40	17	23	58	488	47

Retail	92	75	17	18	–	–	80	50	30	38	–	–

Other	(8)	(9)	1	13	–	–	(4)	(4)	–	–	–	–

	451	254	197	44	2,580	–	333	230	103	31	2,472	–

Total	2,499	1,760	739	30	8,561	–	2,083	1,564	519	25	8,814	–

(a)	000s of tonnes

Supplementary Financial, Performance and other Data 2004 ANNUAL REPORT 95

Performance

KEY RATIOS (millions of U.S. dollars, except per share amounts and ratios)

	2004	2003	2002	2001	2000

Data

Net sales	2,838	2,499	2,083	2,063	1,873

EBITDA	623	396	212	172	270
EBIT	467	21	64	31	163

Interest	55	63	68	74	37

Net earnings (loss)	276	(21)	–	(45)	82

Cash flow from operations	449	189	224	87	256
Working capital	784	417	318	123	9

Total assets	2,656	2,273	2,191	2,398	2,385

Total debt (bank indebtedness + long-term debt)	600	735	762	980	816

Shareholders’ equity	1,126	821	764	743	868
Enterprise value	2,601	2,609	2,078	2,148	2,641

Average shares outstanding – basic	131	126	123	115	112

Year-end shares outstanding	132	127	126	115	115

Year-end shares outstanding – diluted	144	127	126	115	132
Closing share price U.S.	16.85	16.46	11.31	10.60	14.63

Number of employees	4,617	4,667	4,829	4,988	4,958

Value Ratios (:1 except per share amounts)

EBITDA per share	4.76	3.14	1.72	1.50	2.41
Price to earnings ratio (P/E)	8	–	–	–	23

Price to cash flow (P/CF)	5	11	6	14	6

Enterprise value to EBITDA	4	7	10	12	10

Price to book value	2.2	3.5	2.6	2.3	2.6
Shareholders’ equity to total assets	0.4	0.4	0.4	0.3	0.4

Book value per common share	7.57	4.75	4.31	4.54	5.63

Liquidity Ratios

Quick ratio	1.6	1.1	0.9	0.5	0.5
Current ratio	2.5	1.8	1.9	1.2	1.0

Working capital to sales	0.3	0.2	0.2	0.1	0.0

Sales to total assets	1.1	1.1	1.0	0.9	0.8

Total asset turnover	1.2	1.1	0.9	0.9	0.9
Profitability Ratios

Return on average invested capital (%)	20	1	3	0	7

Return on average common shareholders’ equity (%)	34	(5)	(2)	(10)	12

Debt Ratios (:1 except percentages)
Debt-to-debt plus equity (%)	35	47	50	57	48
EBIT interest coverage	8.5	0.3	0.9	0.4	4.4

EBITDA interest coverage	11.3	6.3	3.1	2.3	7.3

DEFINITIONS

Quick ratio	=	current asset - inventories

current liabilities

Return on average common shareholders’ equity	=	net income (loss) - preferred security charges

average common shareholders’ equity

EBIT interest coverage	=	EBIT

interest expense

EBITDA interest coverage	=	EBITDA

interest expense

Enterprise value	=	(total debt at book value, excluding preferred shares - cash)

+ (diluted shares outstanding x closing share price)

Current ratio	=	current assets

current liabilities

EBIT	=	earnings (loss) before interest expense and income taxes

EBITDA	=	earnings (loss) before interest expense, income taxes,

depreciation, amortization and asset impairment

Debt-to-debt-plus-equity	=	long-term debt + bank indebtedness

long-term debt + shareholders’ equity + bank indebtedness

Return on average invested capital	=	EBIT after income taxes

average invested capital

96   2004 ANNUAL REPORT Supplementary Financial, Performance and other Data

Capital stock & trading history

COMMON SHARE DATA (millions, except per share amounts and where otherwise noted)

	Q1	Q2	Q3	Q4	2004	2003	2002	2001	2000

Basic earnings (loss) per share	0.07	0.56	0.65	0.76	2.04	(0.25)	(0.08)	(0.49)	0.65

Diluted earnings (loss) per share	0.07	0.52	0.60	0.71	1.91	(0.25)	(0.08)	(0.49)	0.62

Weighted average common shares outstanding	130	131	131	132	131	126	123	115	112

Period end common shares outstanding	131	131	131	132	132	127	126	115	115

Weighted average diluted shares outstanding	144	145	144	144	144	126	123	115	132

Period end diluted shares outstanding	144	145	144	144	144	127	126	115	134
Canadian trading volume	32	34	22	21	109	122	105	91	90

U.S. trading volume	27	38	28	33	126	89	75	77	40

Total trading volume	59	72	50	54	235	211	180	168	130

Average share price C$	19.79	17.81	19.63	20.90	19.55	17.00	15.40	17.18	14.29
Closing share price C$	19.36	19.55	22.45	20.25	20.25	21.39	17.70	16.85	21.65

High share price C$	21.81	20.02	22.68	22.76	22.76	21.47	17.85	21.00	21.95

Low share price C$	17.55	16.26	14.26	16.90	14.26	14.28	12.66	14.00	10.00

Market capitalization C$	2,536	2,561	2,941	2,673	2,673	2,717	2,230	1,938	2,490
Average share price U.S.$	15.05	13.10	14.94	17.12	15.11	12.21	9.81	11.11	9.62

Closing share price U.S.$	14.70	14.55	17.76	16.85	16.85	16.46	11.31	10.60	14.63

High share price U.S.$	16.96	15.19	18.00	18.75	18.75	16.48	11.42	13.94	14.69

Low share price U.S.$	13.15	11.70	13.68	15.45	15.45	9.54	8.02	9.00	6.75
Market capitalization U.S.$	1,926	1,906	2,327	2,224	2,224	2,090	1,425	1,219	1,682

Dividends per share U.S.$	0.0¢	5.5¢	0.0¢	5.5¢	11¢	11¢	11¢	11¢	11¢

DEBT RATING

Senior Unsecured
as at December 31, 2004	Notes and Debentures

Moody’s Investors Service	Baa2

Dominion Bond Rating Service	BBB
Standard & Poor’s	BBB

Supplementary Financial, Performance and other Data  2004 ANNUAL REPORT  97

General information

ANNUAL PRODUCTION CAPACITY BY PRODUCT GROUP (000s of tonnes)

	Nitrogen	Phosphate	Potash	Sulphate	Micronutrients

Borger, Texas	442

Carseland, Alberta	860

Conda, Idaho		644
Ft. Saskatchewan, Alberta	650

Homestead, Nebraska	190

Joffre, Alberta	480

Kenai, Alaska	1,740
Kennewick, Washington	545

Profertil, Argentina (a)	585

Redwater, Alberta	1,365	680		300

Reese, Michigan					27
Standard/Granum, Alberta	120

Vanscoy, Saskatchewan			1,790

West Sacramento, California	215

Total	7,192	1,324	1,790	300	27

(a) Represents 50% Profertil S.A. production

NUTRIENT TONNES

Metric tonne	2204.6 pounds or 1,000 kilograms, used for offshore sales.

Nutrient tonne	Measures the nutrient content of potassium, phosphate and nitrogen nutrients; consists of Nitrogen N tonnes, Phosphate P2 O5 tonnes and Potash K2 O tonnes.

Product tonne	Standard measure of the weights of all types of nitrogen, phosphate and potash products.

PRODUCT ANALYSIS

	Nutrient

	Nitrogen	Phosphorous	Potassium	Sulphur
	(%N)	(%P2 O5 )	(%K2 O)	(%S)

Anhyrous ammonia	82	0	0	0

Urea	46	0	0	0

Ammonium nitrate	34.5	0	0	0

Urea ammonium nitrate solutions (UAN)	28-32	0	0	0

Monoammonium phosphate (MAP)	11	52	0	0
Superphosphoric acid (SPA)	0	70	0	0
Muriate of potash	0	0	60	0

Ammonium sulphate	20.5	0	0	24

PRODUCTION FACTORS

Ammonia (82% N)	production of 1 tonne of ammonia requires:

■ 32-38 MMBtu of natural gas

Urea (46% N)	production of 1 tonne of urea requires:

■ 0.58 tonnes of ammonia

■ 0.76 tonnes of carbon dioxide

Ammonium Nitrate (34% N)	production of 1 tonne of 34% N ammonium nitrate requires:

■ 0.21 tonnes of ammonia

■ 0.78 tonnes of nitric acid
1 tonne of nitric acid requires:

0.226 tonnes of ammonia

UAN (32% N)	production of 1 tonne of UAN requires:
■ 0.44 tonnes of ammonium nitrate

■ 0.35 tonnes of urea

MAP (monoammonium phosphate)	production of 1 tonne of MAP requires:
■ 0.15 tonnes of ammonia

■ 1.35 tonnes of 40% P2 O5 phosphoric acid

1 tonne of 40% P2 O5 acid requires:

1.32 tonnes of phosphate rock
1.12 tonnes of sulphuric acid

98 2004 ANNUAL REPORT Supplementary Financial, Performance and other Data

Corporate &
Shareholder Information

Principal offices
Corporate and Wholesale
Head Office
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7609
Retail Head Office
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4478

Retail Sales Offices
UNITED STATES OF AMERICA
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4478
SOUTH AMERICA
Agroservicios Pampeanos S.A. (ASP)
Dardo Rocha 3278 – Piso 2
(1640) Buenos Aires
Buenos Aires Province, Argentina
Telephone 54-11-4717-4555
Fax 54-11-4717-4888
Miguel Morley, General Manager

North America Wholesale
Sales Office
CANADA
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8
Telephone (403) 225-7000
Fax (403) 225-7618
Kevin Helash, Senior Director,
North America Wholesale Sales
UNITED STATES OF AMERICA
4582 South Ulster Street, Suite 1700
Denver, Colorado, U.S. 80237
Telephone (303) 804-4400
Fax (303) 804-4473
J Muse, Director, U.S. Sales

South America Wholesale Office
Profertil S.A.
Zona Cangrejales
Puerto Ing. White, (8103)
Buenos Aires Province, Argentina
Telephone 54-291-459-8000
Fax 54-291-459-8036
Arnoldo Girotti, General Manager
Bahia Blanca

Annual meeting
The Annual Meeting of the
shareholders of Agrium Inc. will
be held at 11:00 a.m. (MDT) on Monday,
May 9, 2005, Hyatt Regency Calgary,
700 Centre Street SE, Calgary, Alberta.
Shareholders of record on March 17, 2005,
are urged to attend and participate in the
business of the meeting. It will be carried
live on the Company’s web site,
www.agrium.com.

Stock exchanges and
trading symbol
Common shares are listed on the
Toronto and New York Stock
Exchanges under AGU.

Dividend information
A cash dividend of 5.5 cents per
common share was paid on
January 13, 2005, to shareholders
of record on December 30, 2004.
A cash dividend of 5.5 cents per
common share was also paid on
July 8, 2004, to shareholders of
record on June 17, 2004.

Investor & media
relations contact
Richard Downey
Director, Investor Relations
Telephone (403) 225-7357
Fax (403) 225-7609

Privacy Officer
Telephone (403) 225-7542
Toll Free (877) 247-4866
E-mail: privacyofficer@agrium.com

Auditors
KPMG LLP
Suite 1200, 205 – 5 Avenue SW
Bow Valley Square II
Calgary, Alberta, Canada T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008

Transfer agent –
common shares
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Telephone:
Outside North America (416) 643-5500
Inside North America (800) 387-0825
Fax (416) 643-5501
E-mail: inquiries@cibcmellon.com
Web site: www.cibcmellon.com

Trustee – unsecured notes
and debentures
J.P. Morgan Trust Company
National Association
Image Hubmail Stop: PIT PAUL
P.O. Box 139 007
Dallas, TX U.S.
75313-9007

Corporate web site
www.agrium.com

Inquiries about shareholdings, share
transfer requirements, elimination of
duplicate mailings, address changes
or lost certificates should be directed to
CIBC Mellon Trust Company or to

Investor Relations
Agrium Inc.
13131 Lake Fraser Drive SE
Calgary, Alberta, Canada T2J 7E8

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Agrium Inc. Corporate Headquarters 13131 Lake Fraser Drive SE Calgary, Alberta, Canada T2J 7E8 Phone (403) 225-7000	NYSE and TSX: AGU www.agrium.com	Agrium U.S. Inc. United States Headquarters Suite 1700, 4582 South Ulster Street Denver, Colorado, U.S. 80237 Phone (303) 804-4400